Statement of Management’s Responsibility

for Financial Information

Management of Bank of Montreal (the “bank”) is responsible for the preparation and presentation of the annual consolidated financial statements, Management’s Discussion and Analysis (“MD&A”) and all other information in the Annual Report.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and meet the applicable requirements of the Canadian Securities Administrators (“CSA”) and the Securities and Exchange Commission (“SEC”) in the United States. The financial statements also comply with the provisions of the Bank Act (Canada) and related regulations, including interpretations of IFRS by our regulator, the Office of the Superintendent of Financial Institutions Canada.

The MD&A has been prepared in accordance with the requirements of securities regulators, including National Instrument 51-102 Continuous Disclosure Obligations of the CSA as well as Item 303, Management’s discussion and analysis of financial condition and results of operations, of Regulation S-K under the United States Securities Act of 1933 and the Securities Exchange Act of 1934, and their related published requirements.

The consolidated financial statements and information in the MD&A necessarily include amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration to materiality. In addition, in preparing the financial information we must interpret the requirements described above, make determinations as to the relevancy of information to be included, and make estimates and assumptions that affect reported information. The MD&A also includes information regarding the impact of current transactions and events, sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because events and circumstances in the future may not occur as expected.

The financial information presented in the bank’s Annual Report is consistent with that in the consolidated financial statements.

In meeting our responsibility for the reliability and timeliness of financial information, we maintain and rely on a comprehensive system of internal controls, including organizational and procedural controls, disclosure controls and procedures, and internal control over financial reporting. Our system of internal controls includes written communication of our policies and procedures governing corporate conduct and risk management; comprehensive business planning; effective segregation of duties; delegation of authority and personal accountability; escalation of relevant information for decisions regarding public disclosure; careful selection and training of personnel; and accounting policies that we regularly update. Our internal controls are designed to provide reasonable assurance that transactions are authorized, assets are safeguarded and proper records are maintained and that we are in compliance with all regulatory requirements. The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules, and by an internal audit staff, which conducts periodic audits of all aspects of our operations.

As of October 31, 2016, we, as the bank’s Chief Executive Officer and Chief Financial Officer, have determined that the bank’s internal control over financial reporting is effective. We have certified Bank of Montreal’s annual filings with the CSA and with the SEC pursuant to National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings and the Securities Exchange Act of 1934.

In order to provide their audit opinions on our consolidated financial statements and on the bank’s internal control over financial reporting, the Shareholders’ Auditors audit our system of internal controls over financial reporting and conduct work to the extent that they consider appropriate. Their audit opinion on the bank’s internal control over financial reporting as of October 31, 2016 is set forth on page 138.

The Board of Directors, based on recommendations from its Audit and Conduct Review Committee, reviews and approves the financial information contained in the Annual Report, including the MD&A. The Board of Directors and its relevant committees oversee management’s responsibilities for the preparation and presentation of financial information, maintenance of appropriate internal controls, compliance with legal and regulatory requirements, management and control of major risk areas, and assessment of significant and related party transactions.

The Audit and Conduct Review Committee, which is comprised entirely of independent directors, is also responsible for selecting the Shareholders’ Auditors and reviewing the qualifications, independence and performance of both the Shareholders’ Auditors and internal audit. The Shareholders’ Auditors and the bank’s Chief Auditor have full and free access to the Board of Directors, its Audit and Conduct Review Committee and other relevant committees to discuss audit, financial reporting and related matters.

The Office of the Superintendent of Financial Institutions Canada conducts examinations and inquiries into the affairs of the bank as are deemed necessary to ensure that the provisions of the Bank Act, with respect to the safety of the depositors, are being duly observed and that the bank is in sound financial condition.

William A. Downe	Thomas E. Flynn	Toronto, Canada
Chief Executive Officer	Chief Financial Officer	December 6, 2016

136	BMO Financial Group 199th Annual Report 2016

Independent Auditors’ Report of Registered Public Accounting Firm

To the Shareholders of Bank of Montreal

We have audited the accompanying consolidated financial statements of Bank of Montreal (the “Bank”), which comprise the consolidated balance sheets as at October 31, 2016 and October 31, 2015, the consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended October 31, 2016, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Bank as at October 31, 2016 and October 31, 2015, and its consolidated financial performance and its consolidated cash flows for each of the years in the three-year period ended October 31, 2016 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Bank’s internal control over financial reporting as of October 31, 2016, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated December 6, 2016 expressed an unmodified (unqualified) opinion on the effectiveness of the Bank’s internal control over financial reporting.

Chartered Professional Accountants, Licensed Public Accountants

December 6, 2016

Toronto, Canada

BMO Financial Group 199th Annual Report 2016	137

Report of Independent Registered Public Accounting Firm

To the Shareholders of Bank of Montreal

We have audited Bank of Montreal’s (the “Bank”) internal control over financial reporting as of October 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Bank’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included under the heading “Management’s Annual Report on Disclosure Controls and Procedures and Internal Control over Financial Reporting” in the accompanying Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of October 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Bank as at October 31, 2016 and 2015, the consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended October 31, 2016, and notes, comprising a summary of significant accounting policies and other explanatory information, and our report dated December 6, 2016 expressed an unmodified (unqualified) opinion on those consolidated financial statements.

Chartered Professional Accountants, Licensed Public Accountants

December 6, 2016

Toronto, Canada

138	BMO Financial Group 199th Annual Report 2016

Consolidated Statement of Income

For the Year Ended October 31 (Canadian $ in millions, except as noted)	2016	2015	2014
Interest, Dividend and Fee Income
Loans	$12,575	$11,263	$10,997
Securities (Note 3)	1,704	1,705	1,693
Deposits with banks	223	190	182
	14,502	13,158	12,872
Interest Expense
Deposits	3,002	2,681	2,865
Subordinated debt	179	171	150
Other liabilities	1,449	1,543	1,565
	4,630	4,395	4,580
Net Interest Income	9,872	8,763	8,292
Non-Interest Revenue
Securities commissions and fees	924	901	894
Deposit and payment service charges	1,141	1,077	1,002
Trading revenues	1,192	987	949
Lending fees	859	737	680
Card fees	461	460	462
Investment management and custodial fees	1,556	1,552	1,286
Mutual fund revenues	1,364	1,377	1,065
Underwriting and advisory fees	820	706	744
Securities gains, other than trading (Note 3)	84	171	162
Foreign exchange, other than trading	162	172	179
Insurance revenue	2,023	1,762	2,008
Investments in associates and joint ventures	140	207	169
Other	489	517	331
	11,215	10,626	9,931
Total Revenue	21,087	19,389	18,223
Provision for Credit Losses (Note 4)	815	612	561
Insurance Claims, Commissions and Changes in Policy Benefit Liabilities (Note 14)	1,543	1,254	1,505
Non-Interest Expense
Employee compensation (Notes 21 and 22)	7,382	7,081	6,242
Premises and equipment (Note 9)	2,393	2,137	1,908
Amortization of intangible assets (Note 11)	444	411	382
Travel and business development	646	605	542
Communications	294	314	289
Business and capital taxes	42	45	39
Professional fees	523	595	622
Other	1,273	994	897
	12,997	12,182	10,921
Income Before Provision for Income Taxes	5,732	5,341	5,236
Provision for income taxes (Note 23)	1,101	936	903
Net Income	$4,631	$4,405	$4,333
Attributable to:
Bank shareholders	4,622	4,370	4,277
Non-controlling interest in subsidiaries	9	35	56
Net Income	$4,631	$4,405	$4,333
Earnings Per Share (Canadian $) (Note 24)
Basic	$6.94	$6.59	$6.44
Diluted	6.92	6.57	6.41
Dividends per common share	3.40	3.24	3.08

The accompanying notes are an integral part of these consolidated financial statements.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

William A. Downe	Philip S. Orsino
Chief Executive Officer	Chairman, Audit and Conduct Review Committee

BMO Financial Group 199th Annual Report 2016	139

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Comprehensive Income

For the Year Ended October 31 (Canadian $ in millions)	2016	2015	2014
Net Income	$4,631	$4,405	$4,333
Other Comprehensive Income (Loss)
Items that may subsequently be reclassified to net income
Net change in unrealized gains (losses) on available-for-sale securities
Unrealized gains (losses) on available-for-sale securities arising during the year (1)	151	(166)	28
Reclassification to earnings of (gains) in the year (2)	(28)	(65)	(77)
	123	(231)	(49)
Net change in unrealized gains (losses) on cash flow hedges
Gains (losses) on cash flow hedges arising during the year (3)	(26)	528	247
Reclassification to earnings of (gains) losses on cash flow hedges (4)	10	(57)	(98)
	(16)	471	149
Net gains on translation of net foreign operations
Unrealized gains on translation of net foreign operations	213	3,187	1,378
Unrealized gains (losses) on hedges of net foreign operations (5)	41	(482)	(415)
	254	2,705	963
Items that will not be reclassified to net income
Gains (losses) on remeasurement of pension and other employee future benefit plans (6)	(422)	200	(125)
Gains (losses) on remeasurement of own credit risk on financial liabilities designated at fair value (Note 1) (7)	(153)	120	–
	(575)	320	(125)
Other Comprehensive Income (Loss)	(214)	3,265	938
Total Comprehensive Income	$4,417	$7,670	$5,271
Attributable to:
Bank shareholders	4,408	7,635	5,215
Non-controlling interest in subsidiaries	9	35	56
Total Comprehensive Income	$4,417	$7,670	$5,271

(1)	Net of income tax (provision) recovery of $(64) million, $63 million and $(22) million for the year ended, respectively.
(2)	Net of income tax provision of $11 million, $24 million and $37 million for the year ended, respectively.
(3)	Net of income tax (provision) of $(4) million, $(188) million and $(79) million for the year ended, respectively.
(4)	Net of income tax provision (recovery) of $(6) million, $14 million and $28 million for the year ended, respectively.
(5)	Net of income tax (provision) recovery of $(10) million, $167 million and $144 million for the year ended, respectively.
(6)	Net of income tax (provision) recovery of $156 million, $(51) million and $63 million for the year ended, respectively.
(7)	Net of income tax (provision) recovery of $55 million and $(43) million for the years ended October 31, 2016 and 2015, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

140	BMO Financial Group 199th Annual Report 2016

Consolidated Balance Sheet

As at October 31 (Canadian $ in millions)	2016	2015
Assets
Cash and Cash Equivalents (Note 2)	$31,653	$40,295
Interest Bearing Deposits with Banks (Note 2)	4,449	7,382
Securities (Note 3)
Trading	84,458	72,460
Available-for-sale	55,663	48,006
Held-to-maturity	8,965	9,432
Other	899	1,020
	149,985	130,918
Securities Borrowed or Purchased Under Resale Agreements (Note 4)	66,646	68,066
Loans (Notes 4 and 6)
Residential mortgages	112,277	105,918
Consumer instalment and other personal	64,680	65,598
Credit cards	8,101	7,980
Businesses and governments	175,597	145,076
	360,655	324,572
Allowance for credit losses (Note 4)	(1,925)	(1,855)
	358,730	322,717
Other Assets
Derivative instruments (Note 8)	39,183	38,238
Customers’ liability under acceptances (Note 12)	13,021	11,307
Premises and equipment (Note 9)	2,147	2,285
Goodwill (Note 11)	6,381	6,069
Intangible assets (Note 11)	2,178	2,208
Current tax assets	906	561
Deferred tax assets (Note 23)	3,101	3,162
Other (Note 12)	9,555	8,673
	76,472	72,503
Total Assets	$687,935	$641,881
Liabilities and Equity
Deposits (Note 13)	$473,372	$438,169
Other Liabilities
Derivative instruments (Note 8)	38,227	42,639
Acceptances (Note 14)	13,021	11,307
Securities sold but not yet purchased (Note 14)	25,106	21,226
Securities lent or sold under repurchase agreements (Note 14)	40,718	39,891
Current tax liabilities	81	102
Deferred tax liabilities (Note 23)	242	265
Other (Note 14)	50,401	43,953
	167,796	159,383
Subordinated Debt (Note 15)	4,439	4,416
Equity
Preferred shares (Note 16)	3,840	3,240
Common shares (Note 16)	12,539	12,313
Contributed surplus	294	299
Retained earnings	21,205	18,930
Accumulated other comprehensive income	4,426	4,640
Total shareholders’ equity	42,304	39,422
Non-controlling interest in subsidiaries (Note 16)	24	491
Total Equity	42,328	39,913
Total Liabilities and Equity	$687,935	$641,881

The accompanying notes are an integral part of these consolidated financial statements.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

BMO Financial Group 199th Annual Report 2016	141

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Changes in Equity

For the Year Ended October 31 (Canadian $ in millions)	2016	2015	2014
Preferred Shares (Note 16)
Balance at beginning of year	$3,240	$3,040	$2,265
Issued during the year	600	950	1,200
Redeemed during the year	–	(750)	(425)
Balance at End of Year	3,840	3,240	3,040
Common Shares (Note 16)
Balance at beginning of year	12,313	12,357	12,003
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan (Note 16)	90	58	223
Issued under the Stock Option Plan (Note 16)	136	51	131
Repurchased for cancellation (Note 16)	–	(153)	–
Balance at End of Year	12,539	12,313	12,357
Contributed Surplus
Balance at beginning of year	299	304	315
Stock option expense/exercised (Note 21)	(14)	–	(7)
Other	9	(5)	(4)
Balance at End of Year	294	299	304
Retained Earnings
Balance at beginning of year	18,930	17,237	15,087
Net income attributable to bank shareholders	4,622	4,370	4,277
Dividends – Preferred shares (Note 16)	(150)	(117)	(120)
– Common shares (Note 16)	(2,191)	(2,087)	(1,991)
Preferred shares redeemed during the year (Note 16)	–	(3)	–
Common shares repurchased for cancellation (Note 16)	–	(465)	–
Share issue expense	(6)	(5)	(16)
Balance at End of Year	21,205	18,930	17,237
Accumulated Other Comprehensive Income on Available-for-Sale Securities
Balance at beginning of year	(75)	156	205
Unrealized gains (losses) on available-for-sale securities arising during the year (1)	151	(166)	28
Reclassification to earnings of (gains) in the year (2)	(28)	(65)	(77)
Balance at End of Year	48	(75)	156
Accumulated Other Comprehensive Income on Cash Flow Hedges
Balance at beginning of year	612	141	(8)
Gains (losses) on cash flow hedges arising during the year (3)	(26)	528	247
Reclassification to earnings of (gains) losses in the year (4)	10	(57)	(98)
Balance at End of Year	596	612	141
Accumulated Other Comprehensive Income on Translation of Net Foreign Operations
Balance at beginning of year	4,073	1,368	405
Unrealized gains on translation of net foreign operations	213	3,187	1,378
Unrealized gains (losses) on hedges of net foreign operations (5)	41	(482)	(415)
Balance at End of Year	4,327	4,073	1,368
Accumulated Other Comprehensive Income on Pension and Other Employee Future Benefit Plans
Balance at beginning of year	(90)	(290)	(165)
Gains (losses) on remeasurement of pension and other employee future benefit plans (6)	(422)	200	(125)
Balance at End of Year	(512)	(90)	(290)
Accumulated Other Comprehensive Income on Own Credit Risk on Financial Liabilities Designated at Fair Value
Balance at beginning of year	120	–	–
Gains (losses) on remeasurement of own credit risk on financial liabilities designated at fair value (Note 1) (7)	(153)	120	–
Balance at End of Year	(33)	120	–
Total Accumulated Other Comprehensive Income	4,426	4,640	1,375
Total Shareholders’ Equity	$42,304	$39,422	$34,313
Non-controlling Interest in Subsidiaries
Balance at beginning of year	491	1,091	1,072
Net income attributable to non-controlling interest	9	35	56
Dividends to non-controlling interest	(10)	(37)	(52)
Redemption of capital trust securities (Note 16)	(450)	(600)	–
Acquisitions	–	–	22
Other	(16)	2	(7)
Balance at End of Year	24	491	1,091
Total Equity	$42,328	$39,913	$35,404

(1)	Net of income tax (provision) recovery of $(64) million, $63 million and $(22) million for the year ended, respectively.
(2)	Net of income tax provision of $11 million, $24 million and $37 million for the year ended, respectively.
(3)	Net of income tax (provision) of $(4) million, $(188) million and $(79) million for the year ended, respectively.
(4)	Net of income tax provision (recovery) of $(6) million, $14 million and $28 million for the year ended, respectively.
(5)	Net of income tax (provision) recovery of $(10) million, $167 million and $144 million for the year ended, respectively.
(6)	Net of income tax (provision) recovery of $156 million, $(51) million and $63 million for the year ended, respectively.
(7)	Net of income tax (provision) recovery of $55 million and $(43) million for the years ended October 31, 2016 and 2015, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

142	BMO Financial Group 199th Annual Report 2016

Consolidated Statement of Cash Flows

For the Year Ended October 31 (Canadian $ in millions)	2016	2015	2014
Cash Flows from Operating Activities
Net Income	$4,631	$4,405	$4,333
Adjustments to determine net cash flows provided by (used in) operating activities
Impairment write-down of securities, other than trading (Note 3)	17	12	8
Net (gain) on securities, other than trading (Note 3)	(101)	(183)	(170)
Net (increase) decrease in trading securities	(11,403)	15,613	(8,470)
Provision for credit losses (Note 4)	815	612	561
Change in derivative instruments – (Increase) in derivative asset	(306)	(6,178)	(2,822)
– Increase (decrease) in derivative liability	(5,598)	9,320	1,402
Amortization of premises and equipment (Note 9)	384	377	365
Amortization of other assets	219	–	–
Amortization of intangible assets (Note 11)	444	411	382
Net decrease in deferred income tax asset	108	226	241
Net increase (decrease) in deferred income tax liability	(7)	76	(42)
Net (increase) decrease in current income tax asset	(345)	298	546
Net (decrease) in current income tax liability	(18)	(141)	(226)
Change in accrued interest – (Increase) decrease in interest receivable	(81)	53	(36)
– Increase (decrease) in interest payable	64	(113)	160
Changes in other items and accruals, net	2,408	4,792	4,094
Net increase in deposits	22,906	7,967	9,814
Net (increase) in loans	(23,235)	(15,600)	(15,207)
Net increase (decrease) in securities sold but not yet purchased	3,739	(7,049)	4,429
Net increase (decrease) in securities lent or sold under repurchase agreements	(82)	(4,625)	9,073
Net (increase) decrease in securities borrowed or purchased under resale agreements	2,793	(7,940)	(11,362)
Net Cash Provided by (Used in) Operating Activities	(2,648)	2,333	(2,927)
Cash Flows from Financing Activities
Net increase (decrease) in liabilities of subsidiaries	3,100	(390)	(48)
Proceeds from issuance (maturities) of Covered Bonds (Note 13)	6,773	4,103	(406)
Proceeds from issuance (repayment) of subordinated debt (Note 15)	50	(500)	1,000
Proceeds from issuance of preferred shares (Note 16)	600	950	1,200
Redemption of preferred shares (Note 16)	–	(753)	(425)
Redemption of capital trust securities (Note 16)	(450)	(600)	–
Share issue expense	(6)	(5)	(16)
Proceeds from issuance of common shares (Note 16)	137	51	133
Common shares repurchased for cancellation (Note 16)	–	(618)	–
Cash dividends paid	(2,219)	(2,135)	(1,851)
Cash dividends paid to non-controlling interest	(10)	(37)	(52)
Net Cash Provided by (Used in) Financing Activities	7,975	66	(465)
Cash Flows from Investing Activities
Net (increase) decrease in interest bearing deposits with banks	3,007	(461)	519
Purchases of securities, other than trading	(34,859)	(16,996)	(24,674)
Maturities of securities, other than trading	6,985	5,267	11,698
Proceeds from sales of securities, other than trading	22,293	16,740	17,184
Premises and equipment – net (purchases)	(224)	(179)	(355)
Purchased and developed software – net (purchases)	(396)	(345)	(382)
Acquisitions (Note 10)	(12,147)	–	(956)
Net Cash Provided by (Used in) Investing Activities	(15,341)	4,026	3,034
Effect of Exchange Rate Changes on Cash and Cash Equivalents	1,372	5,484	2,396
Net increase (decrease) in Cash and Cash Equivalents	(8,642)	11,909	2,038
Cash and Cash Equivalents at Beginning of Year	40,295	28,386	26,348
Cash and Cash Equivalents at End of Year	$31,653	$40,295	$28,386
Represented by:
Cash and deposits with banks (Note 2)	$29,460	$38,818	$27,056
Cheques and other items in transit, net (Note 2)	2,193	1,477	1,330
	$31,653	$40,295	$28,386
Supplemental Disclosure of Cash Flow Information
Net cash provided by operating activities includes:
Amount of interest paid in the year	$4,561	$4,476	$4,407
Amount of income taxes paid in the year	$1,201	$641	$264
Amount of interest and dividend income received in the year	$14,541	$13,138	$12,735

The accompanying notes are an integral part of these consolidated financial statements.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

BMO Financial Group 199th Annual Report 2016	143

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Basis of Presentation

Bank of Montreal (“the bank”) is a chartered bank under the Bank Act (Canada) and is a public company incorporated in Canada. We are a highly diversified financial services company and provide a broad range of personal and commercial banking, wealth management and investment banking products and services. The bank’s head office is at 129 rue Saint Jacques, Montreal, Quebec. Its executive offices are at 100 King Street West, 1 First Canadian Place, Toronto, Ontario. Our common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange.

We have prepared these consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). We also comply with interpretations of IFRS by our regulator, the Office of the Superintendent of Financial Institutions Canada (“OSFI”).

Our consolidated financial statements have been prepared on a historic cost basis, except for the revaluation of the following items: assets and liabilities held for trading; available-for-sale financial assets; financial instruments designated at fair value through profit or loss; financial assets and financial liabilities designated as hedged items in qualifying fair value hedge relationships; cash-settled share-based payment liabilities; defined benefit pension and other employee future benefit liabilities; and insurance-related liabilities.

These consolidated financial statements were authorized for issue by the Board of Directors on December 6, 2016.

Basis of Consolidation

These consolidated financial statements are inclusive of the financial statements of our subsidiaries as at October 31, 2016. We conduct business through a variety of corporate structures, including subsidiaries, joint ventures, structured entities (“SEs”) and associates. Subsidiaries are those entities where we exercise control through our ownership of the majority of the voting shares. Joint ventures are those entities where we exercise joint control through an agreement with other shareholders. We also hold interests in SEs, which we consolidate when we control the SE. These are more fully described in Note 7. All of the assets, liabilities, revenues and expenses of our subsidiaries and consolidated SEs are included in our consolidated financial statements. All intercompany transactions and balances are eliminated on consolidation.

We hold investments in associates, where we exert significant influence over operating, investing and financing decisions (generally companies in which we own between 20% and 50% of the voting shares). These are accounted for using the equity method. The equity method is also applied to our investments in joint ventures. Under the equity method of accounting, investments are initially recorded at cost, and the carrying amount is increased or decreased to recognize our share of investee net income or loss, including other comprehensive income or loss. Our equity accounted investments are recorded as securities, other, in our Consolidated Balance Sheet and our share of the net income or loss is recorded in investments in associates and joint ventures, in our Consolidated Statement of Income. Any other comprehensive income amounts are reflected in the relevant section of our Statement of Comprehensive Income.

Non-controlling interest in subsidiaries is presented in our Consolidated Balance Sheet as a separate component of equity that is distinct from our shareholders’ equity. The net income attributable to non-controlling interest in subsidiaries is presented separately in our Consolidated Statement of Income.

Specific Accounting Policies

To facilitate a better understanding of our consolidated financial statements, we have disclosed our significant accounting policies throughout the following notes with the related financial disclosures by major caption:

Note	Topic	Page	Note	Topic	Page
1	Basis of Presentation	144	17	Fair Value of Financial Instruments	177
2	Cash and Interest Bearing Deposits with Banks	149	18	Offsetting of Financial Assets and Financial Liabilities	183
3	Securities	149	19	Interest Rate Risk	183
4	Loans and Allowance for Credit Losses	153	20	Capital Management	184
5	Risk Management	156	21	Employee Compensation – Share-Based Compensation	185
6	Transfer of Assets	159	22	Employee Compensation – Pension and Other Employee
7	Structured Entities	159		Future Benefits	188
8	Derivative Instruments	161	23	Income Taxes	192
9	Premises and Equipment	167	24	Earnings Per Share	194
10	Acquisitions	168	25	Commitments, Guarantees, Pledged Assets, Provisions
11	Goodwill and Intangible Assets	169		and Contingent Liabilities	195
12	Other Assets	170	26	Operating and Geographic Segmentation	197
13	Deposits	171	27	Significant Subsidiaries	200
14	Other Liabilities	172	28	Related Party Transactions	201
15	Subordinated Debt	173	29	Contractual Maturities of Assets and Liabilities and
16	Equity	174		Off-Balance Sheet Commitments	202

Translation of Foreign Currencies

We conduct business in a variety of foreign currencies and present our consolidated financial statements in Canadian dollars, which is our functional currency. Monetary assets and liabilities, as well as non-monetary assets and liabilities measured at fair value that are denominated in foreign currencies, are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities not measured at fair value are translated into Canadian dollars at historical rates. Revenues and expenses denominated in foreign currencies are translated using the average exchange rate for the year.

Unrealized gains and losses arising from translating our net investment in foreign operations into Canadian dollars, net of related hedging activities and applicable income taxes, are included in our Consolidated Statement of Comprehensive Income within net gain (loss) on translation of net foreign operations. When we dispose of a foreign operation such that control, significant influence or joint control is lost, the cumulative amount of the translation gain (loss) and any applicable hedging activities and related income taxes is reclassified to our Consolidated Statement of Income as part of the gain or loss on disposition.

144	BMO Financial Group 199th Annual Report 2016

Foreign currency translation gains and losses on available-for-sale debt securities that are denominated in foreign currencies are included in foreign exchange, other than trading, in our Consolidated Statement of Income. Foreign currency translation gains and losses on available-for-sale equity securities that are denominated in foreign currencies are included in accumulated other comprehensive income on available-for-sale securities in our Consolidated Statement of Changes in Equity. All other foreign currency translation gains and losses are included in foreign exchange, other than trading, in our Consolidated Statement of Income as they arise.

From time to time, we enter into foreign exchange hedge contracts to reduce our exposure to changes in the value of foreign currencies. Realized and unrealized gains and losses that arise on the mark-to-market of foreign exchange contracts related to economic hedges are included in non-interest revenue in our Consolidated Statement of Income. Changes in the fair value of forward contracts that qualify as accounting hedges are recorded in our Consolidated Statement of Comprehensive Income within net change in unrealized gains (losses) on cash flow hedges, with the spot/forward differential (the difference between the foreign currency exchange rate at the inception of the contract and the rate at the end of the contract) recorded in interest income (expense) over the term of the hedge.

Dividend and Fee Income

Dividend Income

Dividend income is recognized when the right to receive payment is established. This is the ex-dividend date for listed equity securities.

Fee Income

Fee income (including commissions) is recognized based on the services or products for which the fee is paid. See Note 4 for the accounting treatment for lending fees.

Investment management and custodial fees are based primarily on the balance of assets under management and assets under administration, as at the period end, respectively, for services provided.

Securities commissions and fees and underwriting and advisory fees are recorded as revenue when the related services are completed.

Deposit and payment service charges and insurance fees are recognized over the period in which the related services are provided.

Card fees primarily include interchange income, late fees, cash advance fees and annual fees. Card fees are recorded as billed, except for annual fees, which are recorded evenly throughout the year.

Leases

We are lessors in both financing leases and operating leases. Leases are classified as financing leases if they substantially transfer all the risks and rewards incidental to ownership of the leased asset to the lessee. Otherwise they are classified as operating leases, as we retain substantially all the risks and rewards of asset ownership.

As lessor in a financing lease, a loan is recognized equal to the investment in the lease, which is calculated as the present value of the minimum payments to be received from the lessee, discounted at the interest rate implicit in the lease, plus any unguaranteed residual value we expect to recover at the end of the lease. Finance lease income is recognized in interest, dividend and fee income, loans, in our Consolidated Statement of Income.

Assets under operating leases are recorded in other assets in our Consolidated Balance Sheet. Rental income is recognized on a straight-line basis over the term of the lease in non-interest revenue, other, in our Consolidated Statement of Income. Depreciation on these assets is recognized on a straight-line basis over the life of the lease in non-interest expense, other, in our Consolidated Statement of Income.

Assets Held-for-Sale

Non-current non-financial assets classified as held-for-sale are measured at the lower of their carrying amount and fair value less costs to sell and are presented within other assets in our Consolidated Balance Sheet. Subsequent to its initial classification, a non-current asset is no longer depreciated or amortized, and any subsequent write-down in fair value less costs to sell is recognized in non-interest revenue, other, in our Consolidated Statement of Income.

Use of Estimates and Judgments

The preparation of the consolidated financial statements requires management to use estimates and assumptions that affect the carrying amounts of certain assets and liabilities, certain amounts reported in net income and other related disclosures.

The most significant assets and liabilities for which we must make estimates include allowance for credit losses; financial instruments measured at fair value; pension and other employee future benefits; impairment of securities; income taxes and deferred taxes; purchased loans; goodwill and intangible assets; insurance-related liabilities; provisions; transfers of financial assets; and consolidation of structured entities. We make judgments in assessing whether substantially all risks and rewards have been transferred in respect of transfers of financial assets and whether we control SEs. These judgments are discussed in Notes 6 and 7, respectively. If actual results were to differ from the estimates, the impact would be recorded in future periods.

We have established detailed policies and control procedures that are intended to ensure these judgments are well controlled, independently reviewed and consistently applied from period to period. We believe that our estimates of the value of our assets and liabilities are appropriate.

Allowance for Credit Losses

The allowance for credit losses adjusts the value of loans to reflect their estimated realizable value. In assessing their estimated realizable value, we must rely on estimates and exercise judgment regarding matters for which the ultimate outcome is unknown. These include economic factors, developments affecting companies in particular industries, and specific issues with respect to single borrowers. Changes in circumstances may cause future assessments of credit risk to be materially different from current assessments, which could require an increase or decrease in the allowance for credit losses.

Additional information regarding the allowance for credit losses is included in Note 4.

BMO Financial Group 199th Annual Report 2016	145

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Financial Instruments Measured at Fair Value

Fair value measurement techniques are used to value various financial assets and financial liabilities and are used in performing impairment testing on certain non-financial assets. A detailed discussion of our fair value measurement techniques is included in Note 3 and Note 17.

Pension and Other Employee Future Benefits

Our pension and other employee future benefit expense is calculated by our independent actuaries using assumptions determined by management. If actual experience were to differ from the assumptions used, we would recognize this difference in other comprehensive income.

Pension and other employee future benefit expense, plan assets and defined benefit obligations are also sensitive to changes in discount rates. We determine discount rates at each year end for all of our plans using high-quality AA rated corporate bond yields with terms matching the plans’ specific cash flows.

Additional information regarding our accounting for pension and other employee future benefits is included in Note 22.

Impairment of Securities

We have investments in securities issued or guaranteed by Canadian, U.S. and other government agencies, corporate debt and equity securities, mortgage-backed securities and collateralized obligations, which are classified as either available-for-sale securities, held-to-maturity securities or other securities. We review held-to-maturity, available-for-sale and other securities at each quarter-end reporting period to identify and evaluate investments that show indications of possible impairment.

For held-to-maturity, available-for-sale and other securities, impairment losses are recognized if there is objective evidence of impairment as a result of an event that reduces the estimated future cash flows from the security and the impact can be reliably estimated. Objective evidence of impairment includes default or delinquency by a debtor, restructuring of an amount due to us on terms that we would not otherwise consider, indications that a debtor or issuer will enter bankruptcy, or the disappearance of an active market for a security. In addition, for equity securities, a significant or prolonged decline in the fair value of a security below its cost is objective evidence of impairment.

We do not record impairment write-downs on debt securities when impairment is due to changes in market interest rates if future contractual cash flows associated with the debt security are still expected to be recovered.

Additional information regarding our accounting for held-to-maturity, available-for-sale and other securities, and the determination of fair value is included in Note 3 and Note 17.

Income Taxes and Deferred Tax Assets

The provision for income taxes is calculated based on the expected tax treatment of transactions recorded in our Consolidated Statements of Income or Changes in Equity. In determining the provision for income taxes, we interpret tax legislation in a variety of jurisdictions and make assumptions about the expected timing of the reversal of deferred tax assets and liabilities. If our interpretations differ from those of tax authorities or if the timing of reversals is not as expected, our provision for income taxes could increase or decrease in future periods. The amount of any such increase or decrease cannot be reasonably estimated.

Deferred tax assets are recognized only when it is probable that sufficient taxable profit will be available in future periods against which deductible temporary differences may be utilized. We are required to assess whether it is probable that our deferred income tax assets will be realized prior to expiration and, based on all the available evidence, determine if any portion of our deferred income tax assets should not be recognized. The factors used to assess the probability of realization are our past experience of income and capital gains, forecast of future net income before taxes, available tax planning strategies that could be implemented to realize the deferred income tax asset, and the remaining expiration period of tax loss carryforwards. Changes in our assessment of these factors could increase or decrease our provision for income taxes in future periods.

Additional information regarding our accounting for income taxes is included in Note 23.

Goodwill and Intangible Assets

For the purpose of impairment testing, goodwill is allocated to our groups of cash-generating units (“CGUs”), which represent the lowest level within the bank at which goodwill is monitored for internal management purposes. Impairment testing is performed at least annually, by comparing the carrying values and the recoverable amounts of the CGUs to which goodwill has been allocated to determine whether the recoverable amount of each group is greater than its carrying value. If the carrying value of the group were to exceed its recoverable amount, an impairment calculation would be performed. The recoverable amount of a CGU is the higher of its fair value less costs to sell and the value in use.

Fair value less costs to sell is used to perform the impairment test. In determining fair value less costs to sell, we employ a discounted cash flow model consistent with those used when we acquire businesses. This model is dependent on assumptions related to revenue growth, discount rates, synergies achieved on acquisition and the availability of comparable acquisition data. Changes in any of these assumptions would affect the determination of fair value for each of the business units in a different manner. Management must exercise its judgment and make assumptions in determining fair value less costs to sell, and differences in judgment and assumptions could affect the determination of fair value and any resulting impairment write-down.

Definite-life intangible assets are amortized to income on either a straight-line or an accelerated basis over a period not exceeding 15 years, depending on the nature of the asset. We test definite-life intangible assets for impairment when circumstances indicate the carrying value may not be recoverable. Indefinite life intangible assets are tested annually for impairment. If any intangible assets are determined to be impaired, we write them down to their recoverable amount, the higher of value in use and fair value less costs to sell, when this is less than the carrying value.

Additional information regarding goodwill and intangible assets is included in Note 11.

Purchased Loans

Purchased loans are initially measured at fair value and are identified as either purchased performing loans or purchased credit impaired loans (“PCI loans”) at the time of acquisition. The determination of fair value involved estimating the expected cash flows to be received and determining the discount rate to be applied to the cash flows from the loan portfolio. In determining the discount rate, we considered various factors, including

146	BMO Financial Group 199th Annual Report 2016

our cost to raise funds in the current market, the risk premium associated with the loans and the cost to service the portfolios. PCI loans are those where the timely collection of principal and interest was no longer reasonably assured as at the date of acquisition. We regularly evaluate what we expect to collect on PCI loans. Changes in expected cash flows could result in the recognition of impairment or a recovery through the provision for credit losses. Estimating the timing and amount of cash flows requires significant management judgment regarding key assumptions, including the probability of default, severity of loss, timing of payment receipts and valuation of collateral. All of these factors are inherently subjective and can result in significant changes in cash flow estimates over the term of the loan.

Insurance-Related Liabilities

Insurance claims and policy benefit liabilities represent current claims and estimates of future insurance policy benefit liabilities. Liabilities for life insurance contracts are determined using the Canadian Asset Liability Method, which incorporates best-estimate assumptions for mortality, morbidity, policy lapses, surrenders, future investment yields, policy dividends, administration costs and margins for adverse deviation. These assumptions are reviewed at least annually and updated to reflect actual experience and market conditions. The most significant impact on the valuation of a liability would result from a change in the assumption for future investment yields.

Additional information regarding insurance-related liabilities is included in Note 14.

Provisions

The bank and its subsidiaries are involved in various legal actions in the ordinary course of business.

Provisions are recorded at the best estimate of the amounts required to settle any obligations related to these legal actions as at the balance sheet date, taking into account the risks and uncertainties associated with the obligation. Factors considered in making the assessment include: a case-by-case assessment of specific facts and circumstances, our past experience and opinions of legal experts. Management and external experts are involved in estimating any provisions. The actual costs of resolving these claims may be substantially higher or lower than the amounts of the provisions. Additional information regarding provisions is provided in Note 25.

Transfer of Financial Assets and Consolidation of Structured Entities

We sell Canadian mortgage loans to third-party Canadian securitization programs, including the Canada Mortgage Bond program, and directly to third-party investors under the National Housing Act Mortgage-Backed Securities program. We assess whether substantially all of the risks and rewards of the loans have been transferred to determine if they qualify for derecognition. Since we continue to be exposed to substantially all of the repayment, interest rate and/or credit risk associated with the securitized loans, they do not qualify for derecognition. We continue to recognize the loans and the related cash proceeds as secured financings in our Consolidated Balance Sheet. We also use securitization vehicles to securitize our Canadian credit card loans in order to obtain alternate sources of funding. The structure of these vehicles limits the activities they can undertake and the types of assets they can hold, and the vehicles have limited decision-making authority. The vehicles issue term asset-backed securities to fund their activities. We control and consolidate these vehicles, as we have the key decision-making powers necessary to obtain the majority of the benefits of their activities.

For most of our subsidiaries, control is determined based on holding the majority of the voting rights. For certain investments in limited partnerships, we exercise judgment in determining if we control an entity. Based on an assessment of our interests and rights, we have determined that we do not control certain entities, even though we may have an ownership interest greater than 50%. This may be the case when we are not the general partner in an arrangement and the general partner’s rights most significantly affect the returns of the entity. Additionally, we have determined that we control certain entities despite having an ownership interest less than 50%. This may be the case when we are the general partner in an arrangement and the general partner’s rights most significantly affect the returns of the entity.

Structured entities are discussed in greater detail in Note 7 and transferred assets are discussed in greater detail in Note 6.

Future Changes in IFRS

Financial Instruments

In July 2014, the IASB issued IFRS 9 Financial Instruments (“IFRS 9”), which addresses impairment, classification and measurement, and hedge accounting. At the direction of our regulator, OSFI, IFRS 9 is effective for the bank for the fiscal year beginning November 1, 2017. Additional guidance relating to the adoption of IFRS 9 has been provided by OSFI in its Guideline – IFRS 9 Financial Instruments and Disclosures (“OSFI Guideline”). The OSFI Guideline is consistent with the guidance provided by the Basel Committee on Banking Supervision (“BCBS”).

Implementation Approach

We have established an IFRS 9 Steering Committee which includes senior executive representation from finance, risk, technology, capital management and corporate audit. The Steering Committee is responsible for the overall implementation of IFRS 9, ensuring integration throughout the bank and providing executive review and approval of key decisions made during the transition process.

Our transition approach is based on three work streams which align with the three major topics in the standard: (1) classification and measurement, (2) impairment, and (3) hedge accounting. Each work stream includes key stakeholders from finance, risk and information technology.

Classification and Measurement

The new standard requires that we classify debt instruments based on our business model for managing the assets and the contractual cash flow characteristics of the asset. The business model test determines classification based on the business purpose for holding the asset. Generally, debt instruments will be measured at fair value through profit and loss unless certain conditions are met that permit fair value through other comprehensive income (“FVOCI”) or amortized cost. Debt instruments that have contractual cash flows representing only payments of principal and interest will be eligible for classification as FVOCI or amortized cost. Gains and losses recorded in other comprehensive income for debt instruments will be recognized in profit or loss on disposal.

Equity instruments would generally be measured at fair value through profit and loss unless we elect to measure at FVOCI. This will result in unrealized gains and losses on equity instruments currently classified as available-for-sale equity securities being recorded in income going forward. Currently, these unrealized gains and losses are recognized in other comprehensive income. Should we elect to record equity instruments at FVOCI, gains and losses would never be recognized in income.

The bank is currently finalizing our business model assessments and assessing the contractual cash flow characteristics. Certain assets may be reclassified upon adoption on November 1, 2017.

BMO Financial Group 199th Annual Report 2016	147

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As permitted by IFRS 9, in fiscal 2015, the bank early adopted the provisions relating to the recognition of changes in own credit risk for financial liabilities designated at fair value through profit or loss. Additional information regarding changes in own credit risk is included in Notes 13 and 14.

Impairment

IFRS 9 introduces a new single expected credit loss (“ECL”) impairment model for all financial assets and certain off-balance sheet loan commitments and guarantees. The new ECL model will result in an allowance for credit losses being recorded on financial assets regardless of whether there has been an actual loss event. The most significant impact will be on the loan portfolio.

The expected credit loss model requires the recognition of credit losses based on 12 months of expected losses for performing loans and recognition of lifetime losses on performing loans that have experienced a significant increase in credit risk since origination.

The determination of a significant increase in credit risk takes into account many different factors and will vary by product and risk segment. The main factors considered in making this determination are relative changes in probability-weighted probability of default since origination, our credit mitigation processes and certain criteria such as 30-day past due and watchlist status.

IFRS 9 requires consideration of past events, current market conditions and reasonable supportable information about future economic conditions, in determining whether there has been a significant increase in credit risk, and in calculating the amount of expected losses. As a result of the forward looking nature of the standard, it is expected that the provision for credit losses will become more responsive to changes in the economic environment.

We are in the process of developing and testing the key models required under IFRS 9 and we have not yet quantified the impact on our collective allowance; however, it is anticipated that there will be an increase in the allowance for credit losses on adoption, which will be recorded in retained earnings.

Hedge accounting

IFRS 9 introduces a new hedge accounting model that expands the scope of hedged items and risks eligible for hedge accounting and aligns hedge accounting more closely with risk management. The new model no longer specifies quantitative measures for effectiveness testing and does not permit hedge de-designation. IFRS 9 includes a policy choice that would allow us to continue to apply the existing hedge accounting rules. We are currently assessing whether the bank will adopt the IFRS 9 hedge requirements, or retain the existing requirements.

Leases

In January 2016, the IASB issued IFRS 16 Leases (“IFRS 16”), which provides guidance for leases whereby lessees will recognize a liability for the present value of future lease liabilities and record a corresponding asset on the balance sheet for most leases. There are minimal changes to lessor accounting. IFRS 16 is effective for our fiscal year beginning November 1, 2019. Early adoption is permitted, provided IFRS 15 Revenue from Contracts with Customers has been adopted. We are currently assessing the impact of the standard on our future financial results.

Revenue

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers (“IFRS 15”), which replaces the existing standards for revenue recognition. The new standard establishes a framework for the recognition and measurement of revenues generated from contracts with customers, except for items such as financial instruments, insurance contracts and leases. The standard also requires additional disclosures about the nature, amount, timing and uncertainty of revenues and cash flows arising from transactions with our customers.

In April 2016, the IASB issued clarifications to IFRS 15, which provide additional clarity on revenue recognition related to identifying performance obligations, application guidance on principal versus agent and licences of intellectual property. We will be adopting IFRS 15 effective for our fiscal year beginning November 1, 2018. We are currently assessing the impact of the standard on our future financial results.

Share-based Payment

In June 2016, the IASB issued amendments to IFRS 2 Share-based Payment (“IFRS 2”) in relation to the classification and measurement of share-based payment transactions. We do not expect the amendments to have a significant impact on our consolidated financial statements. The amendments are effective for the bank on November 1, 2018.

Insurance Contracts

In September 2016, the IASB issued amendments to IFRS 4 Insurance Contracts (“IFRS 4”), to allow qualifying entities issuing insurance contracts to not apply IFRS 9 before the IASB’s new insurance contracts standard becomes effective. The amendments aim to resolve issues arising from the different effective dates of the two standards. The amendments introduce two alternative options for entities issuing contracts within the scope of IFRS 4, notably a temporary exemption and an overlay approach. The amendments are effective for the bank on November 1, 2018 and November 1, 2017, respectively. We are currently assessing the impact of the standard on our future financial results.

148	BMO Financial Group 199th Annual Report 2016

Note 2: Cash and Interest Bearing Deposits with Banks

(Canadian $ in millions)	2016	2015
Cash and deposits with banks (1)	29,460	38,818
Cheques and other items in transit, net	2,193	1,477
Total cash and cash equivalents	31,653	40,295

(1)	Includes deposits with the Bank of Canada, the U.S. Federal Reserve and other central banks.

Cheques and Other Items in Transit, Net

Cheques and other items in transit are recorded at cost and represent the net position of the uncleared cheques and other items in transit between us and other banks.

Cash Restrictions

Some of our foreign operations are required to maintain reserves or minimum balances with central banks in their respective countries of operation, amounting to $1,958 million as at October 31, 2016 ($2,232 million in 2015).

Interest Bearing Deposits with Banks

Deposits with banks are recorded at amortized cost and include acceptances we have purchased that were issued by other banks. Interest income earned on these deposits is recorded on an accrual basis.

Note 3: Securities

Securities are divided into four types, each with a different purpose and accounting treatment. The types of securities we hold are as follows:

Trading securities are securities that we purchase for resale over a short period of time. We classify trading securities and securities designated under the fair value option at fair value through profit or loss (“FVTPL”). We record the transaction costs, gains and losses realized on disposal and unrealized gains and losses due to changes in fair value in our Consolidated Statement of Income in trading revenues.

Securities Designated at FVTPL

Securities designated at FVTPL are financial instruments that are accounted for at fair value, with changes in fair value recorded in income provided they meet certain criteria. Securities designated at FVTPL must have reliably measurable fair values and satisfy one of the following criteria: (1) the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the gains and losses on a different basis; (2) the securities are part of a group of financial instruments that is managed and evaluated on a fair value basis; or (3) the securities are hybrid financial instruments with embedded derivatives that would significantly modify their cash flow. Securities must be designated on initial recognition, and the designation is irrevocable. If these securities were not designated at fair value, they would be accounted for as available-for-sale securities with unrealized gains and losses recorded in other comprehensive income.

We designate certain securities held by our insurance subsidiaries that support our insurance liabilities at FVTPL, since the actuarial calculation of insurance liabilities is based on the fair value of the investments supporting them. This designation aligns the accounting result with the way the portfolio is managed on a fair value basis. The change in fair value of the securities is recorded in non-interest revenue, insurance revenue, and the change in fair value of the liabilities is recorded in insurance claims, commissions and changes in policy benefit liabilities. The fair value of these investments as at October 31, 2016 of $7,887 million ($6,961 million as at October 31, 2015) is recorded in securities, trading, in our Consolidated Balance Sheet. The impact of recording these investments at fair value through profit or loss was an increase in non-interest revenue, insurance revenue, of $430 million for the year ended October 31, 2016 (increase of $8 million in 2015).

We designate certain investments held in our merchant banking business at FVTPL, which aligns the accounting result with the way the portfolio is managed. The fair value of these investments as at October 31, 2016 of $320 million ($365 million in 2015) is recorded in securities, other, in our Consolidated Balance Sheet. The impact of recording these investments at fair value through profit or loss was a decrease in non-interest revenue, securities gains, other than trading, of $40 million in our Consolidated Statement of Income for the year ended October 31, 2016 (decrease of $34 million in 2015).

Available-for-sale securities consist of debt and equity securities that may be sold in response to or in anticipation of changes in interest rates and resulting prepayment risk, changes in credit risk, changes in foreign currency risk, changes in funding sources or terms, or to meet liquidity needs.

Available-for-sale securities are initially recorded at fair value plus transaction costs. They are subsequently measured at fair value, with unrealized gains and losses recorded in unrealized gains (losses) on available-for-sale securities in our Consolidated Statement of Comprehensive Income until the security is sold. Gains and losses on disposal and impairment losses (recoveries) are recorded in our Consolidated Statement of Income in non-interest revenue, securities gains, other than trading. Interest income earned and dividends received on available-for-sale securities are recorded in our Consolidated Statement of Income in interest, dividend and fee income, securities.

Investments held by our insurance subsidiaries are classified as available-for-sale securities, except for those investments that support the policy benefit liabilities on our insurance contracts, which are designated at fair value through profit or loss, as discussed above. Interest and other fee income on the insurance available-for-sale securities is recognized when earned in our Consolidated Statement of Income in non-interest revenue, insurance revenue.

Held-to-maturity securities are debt securities that we have the intention and ability to hold to maturity and that do not meet the definition of a loan. These securities are initially recorded at fair value plus transaction costs and subsequently measured at amortized cost using the effective interest method. Impairment losses are recorded in our Consolidated Statement of Income in securities gains (losses), other than trading. Interest income earned and amortization of premiums or discounts on the debt securities are recorded in our Consolidated Statement of Income in interest, dividend and fee income, securities.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Other securities are investments in companies where we exert significant influence over operating, investing and financing decisions (generally companies in which we own between 20% and 50% of the voting shares). We account for these other securities using the equity method of accounting. Other securities also include certain securities held by our merchant banking business.

We account for all of our securities transactions using settlement date accounting in our Consolidated Balance Sheet. Changes in fair value between the trade date and settlement date are recorded in net income, except for those related to available-for-sale securities, which are recorded in other comprehensive income.

Impairment Review

For available-for-sale, held-to-maturity and other securities, impairment losses are recognized if there is objective evidence of impairment as a result of an event that reduces the estimated future cash flows from the security.

For equity securities, a significant or prolonged decline in the fair value of a security below its cost is considered to be objective evidence of impairment.

The impairment loss on available-for-sale securities is the difference between the security’s amortized cost and its current fair value, less any previously recognized impairment losses. If there is objective evidence of impairment, a write-down is recorded from our Consolidated Statement of Comprehensive Income, unrealized gains (losses) on available-for-sale securities, to our Consolidated Statement of Income in securities gains, other than trading.

The impairment loss on held-to-maturity securities is the difference between a security’s carrying amount and the present value of its estimated future cash flows discounted at the original effective interest rate.

If there is objective evidence of impairment, a write-down is recorded in our Consolidated Statement of Income in securities gains, other than trading.

For available-for-sale debt securities, a previous impairment loss is reversed through net income if an event occurs after the impairment was recognized that can be objectively attributed to an increase in fair value, to a maximum of the original impairment charge. For available-for-sale equity securities, previous impairment losses are not reversed through net income, and any subsequent increases in fair value are recorded in other comprehensive income. Reversals of impairment losses on held-to-maturity securities are recorded to a maximum of the amortized cost of the investment before the original impairment charge.

As at October 31, 2016, we had 1,699 available-for-sale securities (682 in 2015) with unrealized losses totalling $135 million (unrealized losses of $152 million in 2015). Of these available-for-sale securities, 117 have been in an unrealized loss position continuously for more than one year (69 in 2015), amounting to an unrealized loss position of $36 million (unrealized loss position of $5 million in 2015). Unrealized losses on these instruments, excluding corporate equities, resulted from changes in interest rates and not from deterioration in the creditworthiness of the issuers. We expect full recovery of these available-for-sale securities and have determined that there is no significant impairment. The table on page 152 details unrealized gains and losses as at October 31, 2016 and 2015.

We did not own any securities issued by a single non-government entity where the book value, as at October 31, 2016 or 2015, was greater than 10% of our shareholders’ equity.

Fair Value Measurement

For traded securities, quoted market value is considered to be fair value. Quoted market value is based on bid prices. For securities where market quotes are not available, we use estimation techniques to determine fair value. A discussion of fair value measurement is included in Note 17.

150	BMO Financial Group 199th Annual Report 2016

(Canadian $ in millions, except as noted)	Term to maturity					2016	2015
	Within 1 year	1 to 3 years	3 to 5 years	5 to 10 years	Over 10 years	Total	Total
Trading Securities
Issued or guaranteed by:
Canadian federal government	4,467	5,089	1,000	1,205	1,191	12,952	13,854
Canadian provincial and municipal governments	996	1,506	940	1,622	2,358	7,422	6,751
U.S. federal government	1,478	511	1,221	1,579	1,359	6,148	3,252
U.S. states, municipalities and agencies	91	249	190	241	353	1,124	687
Other governments	184	320	87	11	–	602	411
Mortgage-backed securities and collateralized mortgage obligations	194	515	303	45	5	1,062	491
Corporate debt	948	1,187	511	784	6,222	9,652	9,287
Corporate equity	–	–	–	–	45,496	45,496	37,727
Total trading securities	8,358	9,377	4,252	5,487	56,984	84,458	72,460
Available-for-Sale Securities
Issued or guaranteed by:
Canadian federal government
Amortized cost	311	2,473	4,191	1,134	–	8,109	7,906
Fair value	311	2,482	4,229	1,146	–	8,168	7,970
Yield (%)	0.40	1.19	1.36	1.48	–	1.29	1.43
Canadian provincial and municipal governments
Amortized cost	49	656	2,275	3,120	26	6,126	4,890
Fair value	49	662	2,305	3,188	28	6,232	4,925
Yield (%)	1.25	1.16	1.56	2.84	3.24	2.17	1.93
U.S. federal government
Amortized cost	33	1,268	472	7,755	36	9,564	1,750
Fair value	33	1,276	474	7,739	35	9,557	1,754
Yield (%)	0.13	1.19	1.37	1.58	1.87	1.51	1.41
U.S. states, municipalities and agencies
Amortized cost	370	1,053	522	1,364	1,070	4,379	6,026
Fair value	370	1,058	534	1,414	1,074	4,450	6,085
Yield (%)	1.48	1.37	2.21	2.35	1.42	1.80	1.27
Other governments
Amortized cost	1,199	2,566	1,412	37	–	5,214	5,404
Fair value	1,200	2,573	1,417	37	–	5,227	5,412
Yield (%)	0.89	1.20	1.24	2.28	–	1.15	1.03
Mortgage-backed securities and collateralized mortgage obligations – Canada
Amortized cost	15	1,113	2,345	–	–	3,473	2,994
Fair value	32	1,127	2,348	–	–	3,507	3,004
Yield (%)	1.54	1.91	1.46	–	–	1.60	1.68
Mortgage-backed securities and collateralized mortgage obligations – U.S.
Amortized cost	–	8	18	908	8,657	9,591	9,165
Fair value	–	9	18	923	8,665	9,615	9,188
Yield (%)	–	4.24	2.69	2.08	1.61	1.66	1.10
Corporate debt
Amortized cost	1,781	2,642	2,266	490	40	7,219	7,909
Fair value	1,779	2,656	2,298	517	42	7,292	7,955
Yield (%)	1.16	1.57	2.12	3.18	3.14	1.76	1.85
Corporate equity
Amortized cost	–	–	–	–	1,529	1,529	1,648
Fair value	–	–	–	–	1,615	1,615	1,713
Yield (%)	–	–	–	–	2.07	2.07	2.37
Total cost or amortized cost	3,758	11,779	13,501	14,808	11,358	55,204	47,692
Total fair value	3,774	11,843	13,623	14,964	11,459	55,663	48,006
Yield (%)	1.04	1.36	1.56	1.99	1.66	1.62	1.47
Held-to-Maturity Securities
Issued or guaranteed by:
Canadian federal government
Amortized cost	150	1,855	–	–	–	2,005	2,330
Fair value	149	1,865	–	–	–	2,014	2,340
Canadian provincial and municipal governments
Amortized cost	480	966	280	321	–	2,047	2,532
Fair value	481	967	279	358	–	2,085	2,559
Mortgage-backed securities and collateralized mortgage obligations (1)
Amortized cost	14	567	443	–	3,889	4,913	4,570
Fair value	14	571	445	–	3,944	4,974	4,635
Total cost or amortized cost	644	3,388	723	321	3,889	8,965	9,432
Total fair value	644	3,403	724	358	3,944	9,073	9,534
Other Securities
Carrying value	–	17	45	13	824	899	1,020
Fair value	–	17	45	13	3,023	3,098	2,729
Total carrying value or amortized cost of securities	12,760	24,561	18,521	20,629	73,055	149,526	130,604
Total value of securities	12,776	24,625	18,643	20,785	73,156	149,985	130,918
Total by Currency (in Canadian $ equivalent)
Canadian dollar	7,824	15,928	12,409	8,478	41,713	86,352	82,575
U.S. dollar	4,461	8,177	6,222	12,281	29,672	60,813	45,588
Other currencies	491	520	12	26	1,771	2,820	2,755
Total securities	12,776	24,625	18,643	20,785	73,156	149,985	130,918

(1)	These amounts are supported by insured mortgages or issued by U.S. agencies and government-sponsored enterprises.

Yields in the table above are calculated using the cost of the security and the contractual interest or stated dividend rates associated with each security, adjusted for any amortization of premiums and discounts. Tax effects are not taken into consideration. The term to maturity included in the table above is based on the contractual maturity date of the security. Actual maturities could differ, as issuers may have the right to call or prepay obligations. Securities with no maturity date are included in the over 10 years category.

BMO Financial Group 199th Annual Report 2016	151

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Unrealized Gains and Losses on Available-for-Sale Securities

(Canadian $ in millions)				2016				2015
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Issued or guaranteed by:
Canadian federal government	8,109	62	3	8,168	7,906	78	14	7,970
Canadian provincial and municipal governments	6,126	110	4	6,232	4,890	68	33	4,925
U.S. federal government	9,564	47	54	9,557	1,750	9	5	1,754
U.S. states, municipalities and agencies	4,379	77	6	4,450	6,026	65	6	6,085
Other governments	5,214	17	4	5,227	5,404	11	3	5,412
Mortgage-backed securities and collateralized mortgage obligations – Canada (1)	3,473	37	3	3,507	2,994	22	12	3,004
Mortgage-backed securities and collateralized mortgage obligations – U.S.	9,591	50	26	9,615	9,165	35	12	9,188
Corporate debt	7,219	78	5	7,292	7,909	61	15	7,955
Corporate equity	1,529	116	30	1,615	1,648	117	52	1,713
Total	55,204	594	135	55,663	47,692	466	152	48,006

(1)	These amounts are supported by insured mortgages.

Unrealized Losses on Available-for-Sale Securities

(Canadian $ in millions)	Available-for-sale securities in an unrealized loss position for					2016	Available-for-sale securities in an unrealized loss position for					2015
	Less than 12 months		12 months or longer		Total		Less than 12 months		12 months or longer		Total
	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value
Issued or guaranteed by:
Canadian federal government	2	844	1	498	3	1,342	14	2,579	–	–	14	2,579
Canadian provincial and municipal governments	4	642	–	135	4	777	33	2,773	–	–	33	2,773
U.S. federal government	54	5,294	–	–	54	5,294	5	759	–	–	5	759
U.S. states, municipalities and agencies	4	1,138	2	157	6	1,295	3	1,271	3	859	6	2,130
Other governments	4	2,313	–	217	4	2,530	3	1,677	–	543	3	2,220
Mortgage-backed securities and collateralized mortgage obligations – Canada (1)	2	1,107	1	457	3	1,564	12	1,415	–	–	12	1,415
Mortgage-backed securities and collateralized mortgage obligations – U.S.	21	3,806	5	879	26	4,685	10	2,728	2	622	12	3,350
Corporate debt	5	933	–	35	5	968	15	2,726	–	22	15	2,748
Corporate equity	3	10	27	43	30	53	52	305	–	–	52	305
Total	99	16,087	36	2,421	135	18,508	147	16,233	5	2,046	152	18,279

(1)	These amounts are supported by insured mortgages.

Income from securities has been included in our consolidated financial statements as follows:

(Canadian $ in millions)	2016	2015	2014
Reported in Consolidated Statement of Income:
Interest, Dividend and Fee Income (1)
Trading securities (2)	923	1,016	954
Available-for-sale securities	623	504	570
Held-to-maturity securities	143	167	152
Other securities	15	18	17
	1,704	1,705	1,693
Non-Interest Revenue
Available-for-sale securities
Gross realized gains	59	116	304
Gross realized (losses)	(16)	(18)	(167)
Unrealized gain on investments reclassified from available-for-sale to equity	7	–	–
Other securities, net realized and unrealized gains	51	85	33
Impairment write-downs	(17)	(12)	(8)
Securities gains, other than trading (1)	84	171	162
Trading securities, net realized and unrealized gains (1) (2)	113	92	340
Total income from securities	1,901	1,968	2,195

(1)	The following amounts of income related to our insurance operations were included in non-interest revenue, insurance revenue in our Consolidated Statement of Income: Interest, dividend and fee income of $309 million for the year ended October 31, 2016 ($282 million in 2015 and $263 million in 2014); and securities gains, other than trading of $nil for the year ended October 31, 2016 ($1 million in 2015 and $5 million in 2014).
(2)	Excluded from the table above are trading securities, net realized and unrealized gains of $430 million related to our insurance operations for the year ended October 31, 2016 ($8 million in 2015 and $379 million in 2014).

Certain comparative figures have been reclassified to conform with the current year’s presentation.

152	BMO Financial Group 199th Annual Report 2016

Note 4: Loans and Allowance for Credit Losses

Loans are initially measured at fair value plus directly attributable costs, and are subsequently measured at amortized cost using the effective interest method. The effective interest method allocates interest income over the expected term of the loan by applying the effective interest rate to the carrying amount of the loan. The effective interest rate is defined as the rate that exactly discounts estimated future cash receipts through the expected term of the loan to the net carrying amount of the loan. Under the effective interest method, the amount recognized in interest, dividend and fee income, loans, varies over the term of the loan based on the principal outstanding. The treatment of interest income for impaired loans is described below.

Securities Borrowed or Purchased Under Resale Agreements

Securities borrowed or purchased under resale agreements represent the amounts we will receive as a result of our commitment to resell securities that we have purchased, back to the original seller, on a specified date at a specified price. We account for these instruments as if they were loans.

Lending Fees

The accounting treatment for lending fees varies depending on the transaction. Some loan origination, restructuring and renegotiation fees are recorded as interest income over the term of the loan, while other lending fees are taken into income at the time of loan origination. Commitment fees are recorded as interest income over the term of the loan, unless we believe the loan commitment will not be used. In the latter case, commitment fees are recorded as lending fees over the commitment period. Loan syndication fees are included in lending fees at the time the syndication is completed, unless the yield on any loans we retain is less than that of other comparable lenders involved in the financing. In the latter case, an appropriate portion of the syndication fee is recorded as interest income over the term of the loan.

Impaired Loans

Generally, consumer loans in both Canada and the U.S. are classified as impaired when payment is contractually 90 days past due, or one year past due for residential mortgages if guaranteed by the Government of Canada. Credit card loans are immediately written off when principal or interest payments are 180 days past due, and are not reported as impaired. In Canada, consumer instalment loans, other personal loans and some small business loans are normally written off when they are one year past due. In the U.S., all consumer loans are generally written off when they are 180 days past due, except for non-real estate term loans, which are generally written off at 120 days. For the purpose of measuring the amount to be written off, the determination of the recoverable amount includes an estimate of future recoveries.

Corporate and commercial loans are classified as impaired when we determine there is no longer reasonable assurance that principal or interest will be collected in its entirety on a timely basis. Generally, we consider corporate and commercial loans to be impaired when payments are 90 days past due, or for fully secured loans, when payments are 180 days past due. Corporate and commercial loans are written off following a review on an individual loan basis that confirms all recovery attempts have been exhausted.

A loan will be reclassified to performing status when we determine that there is reasonable assurance of full and timely repayment of interest and principal in accordance with the terms and conditions of the loan, and that none of the criteria for classification of the loan as impaired continue to apply.

Our average gross impaired loans were $2,198 million for the year ended October 31, 2016 ($2,115 million in 2015). Our average impaired loans, net of the specific allowance, were $1,771 million for the year ended October 31, 2016 ($1,730 million in 2015).

Once a loan is identified as impaired, we continue to recognize interest income based on the original effective interest rate of the loan. In the periods following the recognition of impairment, we record an increase to the allowance for these loans reflecting the time value of money. Interest income on impaired loans of $74 million was recognized for the year ended October 31, 2016 ($91 million in 2015).

During the year ended October 31, 2016, we recorded a net gain of $5 million before tax ($72 million in 2015) on the sale of impaired and written-off loans.

Allowance for Credit Losses (“ACL”)

The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level that we consider adequate to absorb credit-related losses on our loans and other credit instruments. The portion related to other credit instruments is recorded in other liabilities in our Consolidated Balance Sheet and amounted to $189 million as at October 31, 2016 ($197 million in 2015).

The allowance is comprised of a specific allowance and a collective allowance.

Specific Allowance

These allowances are recorded for individually identified impaired loans to reduce their carrying value to the expected recoverable amount. We review our loans on an ongoing basis to assess whether any loans should be classified as impaired and whether an allowance or write-off should be recorded (excluding credit card loans, which are classified as impaired and written off when principal or interest payments are 180 days past due, as discussed under Impaired Loans). The review of individually significant problem loans is conducted at least quarterly by the account managers, each of whom assesses the ultimate collectability and estimated recoveries for a specific loan based on all events and conditions that are relevant to the loan. This assessment is then approved by an independent credit officer.

Individually Significant Impaired Loans

To determine the amount we expect to recover from an individually significant impaired loan, we use the value of the estimated future cash flows discounted at the loan’s original effective interest rate. The determination of estimated future cash flows of a collateralized impaired loan reflects the expected realization of the underlying security, net of expected costs and any amounts legally required to be paid to the borrower. Security can vary by type of loan and may include cash, securities, real properties, accounts receivable, guarantees, inventory or other capital assets.

Individually Insignificant Impaired Loans

Residential mortgages, consumer instalment and other personal loans are individually insignificant and may be individually assessed or collectively assessed for losses at the time of impairment, taking into account historical loss experience.

BMO Financial Group 199th Annual Report 2016	153

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Collective Allowance

We maintain a collective allowance in order to cover impairment in the existing portfolio for loans that have not yet been individually identified as impaired. Our approach to establishing and maintaining the collective allowance is based on the requirements of IFRS, considering guidelines issued by OSFI.

The collective allowance methodology incorporates both quantitative and qualitative factors to determine an appropriate level for the collective allowance. For the purpose of calculating the collective allowance, we group loans on the basis of similarities in credit risk characteristics. The loss factors for groups of loans are determined based on a minimum of five years of historical data and a one-year loss emergence period, except for credit cards, where a seven-month loss emergence period is used. The loss factors are back-tested and calibrated on a regular basis to ensure that they continue to reflect our best estimate of losses that have been incurred but not yet identified, on an individual basis, within the pools of loans. Historical loss experience data is also reviewed in the determination of loss factors. Qualitative factors are based on current observable data, such as current macroeconomic and business conditions, portfolio-specific considerations and model risk factors.

Provision for Credit Losses (“PCL”)

Changes in the value of our loan portfolio due to credit-related losses or recoveries of amounts previously provided for or written off are included in the provision for credit losses in our Consolidated Statement of Income.

Loans and allowance for credit losses by category are as follows:

(Canadian $ in millions)	Residential mortgages (1)			Credit card, consumer instalment and other personal loans			Business and government loans			Total
	2016	2015	2014	2016	2015	2014	2016	2015	2014	2016	2015	2014
Gross loan balances at end of year (3)	112,277	105,918	101,013	72,781	73,578	72,115	175,597	145,076	120,766	360,655	324,572	293,894
Impairment allowances (specific ACL), beginning of year	69	88	89	113	99	81	210	237	315	392	424	485
Amounts written off	(38)	(83)	(87)	(648)	(670)	(655)	(361)	(312)	(407)	(1,047)	(1,065)	(1,149)
Recoveries of amounts written off in previous years	16	72	40	173	190	161	154	194	423	343	456	624
Charge to income statement (specific PCL)	24	11	77	510	497	519	281	104	(35)	815	612	561
Foreign exchange and other movements	(12)	(19)	(31)	(25)	(3)	(7)	(34)	(13)	(59)	(71)	(35)	(97)
Specific ACL, end of year	59	69	88	123	113	99	250	210	237	432	392	424
Collective ACL, beginning of year	111	83	88	714	678	622	835	781	775	1,660	1,542	1,485
Charge to income statement (collective PCL)	(42)	19	(8)	(120)	7	50	162	(26)	(42)	–	–	–
Foreign exchange and other movements	2	9	3	2	29	6	18	80	48	22	118	57
Collective ACL, end of year	71	111	83	596	714	678	1,015	835	781	1,682	1,660	1,542
Total ACL	130	180	171	719	827	777	1,265	1,045	1,018	2,114	2,052	1,966
Comprised of: Loans	104	149	144	719	827	777	1,102	879	813	1,925	1,855	1,734
Other credit instruments (2)	26	31	27	–	–	–	163	166	205	189	197	232
Net loan balances at end of year	112,173	105,769	100,869	72,062	72,751	71,338	174,495	144,197	119,953	358,730	322,717	292,160

(1)	Included in the residential mortgages balance are Canadian government and corporate-insured mortgages of $57,922 million as at October 31, 2016 ($56,579 million in 2015).
(2)	The total specific and collective allowances related to other credit instruments are included in other liabilities.
(3)	Included in loans as at October 31, 2016 are $139,696 million ($117,098 million in 2015 and $95,269 million in 2014) of loans denominated in U.S. dollars and $2,204 million ($1,966 million in 2015 and $1,039 million in 2014) of loans denominated in other foreign currencies.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Loans and allowance for credit losses by geographic region are as follows:

(Canadian $ in millions)	Gross amount		Specific allowance (2)		Collective allowance (3)		Net amount
	2016	2015	2016	2015	2016	2015	2016	2015
By geographic region (1):
Canada	228,062	212,193	173	145	833	816	227,056	211,232
United States	121,822	101,198	231	212	687	682	120,904	100,304
Other countries	10,771	11,181	1	–	–	–	10,770	11,181
Total	360,655	324,572	405	357	1,520	1,498	358,730	322,717

(1)	Geographic region is based upon the country of ultimate risk.
(2)	Excludes specific allowance of $27 million for other credit instruments ($35 million in 2015), which is included in other liabilities.
(3)	Excludes collective allowance of $162 million for other credit instruments ($162 million in 2015), which is included in other liabilities.

154	BMO Financial Group 199th Annual Report 2016

Impaired loans, including the related allowances, are as follows:

(Canadian $ in millions)	Gross impaired amount		Specific allowance (3)		Net of specific allowance
	2016	2015	2016	2015	2016	2015
Residential mortgages	352	370	33	38	319	332
Consumer instalment and other personal loans	589	546	123	113	466	433
Business and government loans	1,391	1,043	249	206	1,142	837
Total (1)	2,332	1,959	405	357	1,927	1,602
By geographic region (2):
Canada	736	641	173	145	563	496
United States	1,594	1,314	231	212	1,363	1,102
Other countries	2	4	1	–	1	4
Total	2,332	1,959	405	357	1,927	1,602

(1)	Excludes purchased credit impaired loans.
(2)	Geographic region is based upon the country of ultimate risk.
(3)	Excludes specific allowance of $27 million for other credit instruments ($35 million in 2015), which is included in other liabilities.

Fully	secured loans with amounts past due between 90 and 180 days that we have not classified as impaired totalled $88 million and $83 million as at October 31, 2016 and 2015, respectively.

Specific provisions for credit losses by geographic region are as follows:

(Canadian $ in millions)	Residential mortgages		Credit card, consumer instalment and other personal loans		Business and government loans		Total
	2016	2015	2016	2015	2016	2015	2016	2015
By geographic region (1):
Canada	13	9	417	393	117	97	547	499
United States	11	2	93	104	164	8	268	114
Other countries	–	–	–	–	–	(1)	–	(1)
Total	24	11	510	497	281	104	815	612

(1)	Geographic region is based upon the country of ultimate risk.

Foreclosed Assets

Property or other assets that we receive from borrowers to satisfy their loan commitments are classified as either held for use or held for sale according to management’s intention and are recorded at the lower of carrying amount or fair value less costs to sell. Fair value is determined based on market prices where available. Otherwise, fair value is determined using methods such as analysis of discounted cash flows or market prices for similar assets.

During the year ended October 31, 2016, we foreclosed on impaired loans and received $118 million of real estate properties that we classified as held for sale ($102 million in 2015).

As at October 31, 2016, real estate properties held for sale totalled $76 million ($109 million in 2015). These properties are disposed of when considered appropriate. During the year ended October 31, 2016, we recorded an impairment loss of $18 million on real estate properties classified as held for sale ($22 million in 2015).

Renegotiated Loans

From time to time we modify the contractual terms of loans due to the poor financial condition of the borrower. We assess renegotiated loans for impairment consistent with our existing policies for impairment. When renegotiation leads to significant concessions being granted, and the concessions are for economic or legal reasons related to the borrower’s financial difficulty that we would not otherwise consider, the loan is classified as impaired. We consider one or a combination of the following to be significant concessions: (1) a reduction of the stated interest rate, (2) an extension of the maturity date or dates at a stated interest rate lower than the current market rate for a new loan with similar terms, or (3) forgiveness of principal or accrued interest.

Renegotiated loans are permitted to remain in performing status if the modifications are not considered to be significant, or are returned to performing status when none of the criteria for classification as impaired continue to apply.

The carrying value of our renegotiated loans was $988 million as at October 31, 2016 ($730 million in 2015). Renegotiated loans of $540 million were classified as performing during the year ended October 31, 2016 ($361 million in 2015). Renegotiated loans of $58 million were written off in the year ended October 31, 2016 ($42 million in 2015).

Purchased Loans

We record all loans that we purchase at fair value on the day that we acquire the loans. The fair value of the acquired loan portfolio includes an estimate of the interest rate premium or discount on the loans, calculated as the difference between the contractual rate of interest on the loans and prevailing interest rates (the “interest rate mark”). Also included in fair value is an estimate of expected credit losses (the “credit mark”) as of the acquisition date. The credit mark consists of two components: an estimate of the amount of losses that exist in the acquired loan portfolio on the acquisition date but that haven’t been specifically identified on that date (the “incurred credit mark”) and an amount that represents future expected losses (the “future credit mark”). Because we record the loans at fair value, no allowance for credit losses is recorded in our Consolidated Balance Sheet on the day we acquire the loans. Fair value is determined by estimating the principal and interest cash flows expected to be collected on the loans and discounting those cash flows at a market rate of interest. We estimate cash flows expected to be collected based on specific loan reviews for commercial loans. For retail loans, we use models that incorporate management’s best estimate of current key assumptions, such as default rates, loss severity and the timing of prepayments, as well as collateral.

BMO Financial Group 199th Annual Report 2016	155

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Acquired loans are classified into the following categories: those for which on the acquisition date we expect to continue to receive timely principal and interest payments (the “purchased performing loans”) and those for which on the acquisition date the timely collection of interest and principal was no longer reasonably assured (the “purchased credit impaired loans” or “PCI loans”). Because PCI loans are recorded at fair value at acquisition based on the amount expected to be collected, none of the PCI loans are considered to be impaired at acquisition.

Subsequent to the acquisition date, we account for each type of loan as follows:

Purchased Performing Loans

On December 1, 2015, we acquired GE Capital Transportation Finance (“BMO TF”) which added $10,688 million of performing loans net of an $81 million credit mark and a $41 million interest rate premium to our Consolidated Balance Sheet. The acquired loans are accounted for consistently with our existing purchased performing loans.

The amounts below reflect the acquired loan accounting impact on both the existing portfolio and BMO TF.

For performing loans with fixed terms, the future credit mark is fully amortized into net interest income over the expected life of the loan using the effective interest method. The impact on net interest income for the year ended October 31, 2016 was $15 million ($26 million in 2015 and $34 million in 2014). The incurred credit losses are remeasured at each reporting period, with any increases recorded as an increase in the collective allowance and the provision for credit losses. Decreases in incurred credit losses are recorded as a decrease in the collective allowance and the provision for credit losses until the accumulated collective allowance related to these loans is exhausted. Any additional decrease is recorded in net interest income.
The impact of the remeasurement of incurred credit losses for performing loans with fixed terms for the year ended October 31, 2016 was $50 million in the provision for credit losses and $31 million in net interest income ($1 million recovery and $nil, respectively, in 2015 and $2 million provision and $6 million, respectively, in 2014).

For performing loans with revolving terms, the incurred and future credit marks are amortized into net interest income on a straight-line basis over the contractual terms of the loans. The impact on net interest income of such amortization for the year ended October 31, 2016 was $5 million ($15 million in 2015 and $35 million in 2014).

As performing loans are repaid, the related unamortized credit mark remaining is recorded as net interest income during the period in which the payments are received. The impact on net interest income of such repayments for the year ended October 31, 2016 was $41 million ($62 million in 2015 and $151 million in 2014).

Actual specific provisions for credit losses related to these performing loans will be recorded as they arise in a manner that is consistent with our policy for loans we originate. The total specific provision for credit losses for purchased performing loans for the year ended October 31, 2016 was $32 million ($5 million in 2015 and $56 million in 2014).

As at October 31, 2016, the amount of purchased performing loans remaining on the balance sheet was $9,415 million ($4,993 million in 2015). As at October 31, 2016, the credit mark remaining on performing term loans and revolving loans was $226 million and $57 million, respectively ($258 million and $75 million in 2015). Of the total credit mark for performing loans of $283 million, $153 million represents the credit mark that will be amortized over the remaining life of the portfolio. The remaining balance of $130 million represents the incurred credit mark and will be remeasured each reporting period.

Purchased Credit Impaired Loans

On December 1, 2015, we recorded $105 million of purchased credit impaired loans, net of a $19 million credit mark, related to our acquisition of BMO TF. The acquired assets are accounted for consistently with our existing PCI loans. The amounts below reflect the acquired loan accounting impact on both the existing portfolio and BMO TF.

Subsequent to the acquisition date, we regularly re-evaluate the cash flows we expect to collect on the PCI loans. Increases in expected cash flows will result in a recovery in the specific provision for credit losses and either a reduction in any previously recorded allowance for credit losses or, if no allowance exists, an increase in the current carrying value of the PCI loans. Decreases in expected cash flows will result in a charge to the specific provision for credit losses and an increase in the allowance for credit losses. The impact of these evaluations for the year ended October 31, 2016 was a $58 million recovery in the specific provision for credit losses ($86 million recovery in 2015 and $252 million recovery in 2014).

As at October 31, 2016, the amount of PCI loans remaining on the balance sheet was $275 million ($383 million in 2015). As at October 31, 2016, the remaining credit mark related to PCI loans was $3 million ($nil in 2015).

FDIC Covered Loans

Certain acquired loans are subject to a loss share agreement with the Federal Deposit Insurance Corporation (“FDIC”). Under this agreement, the FDIC reimburses us for 80% of the net losses we incur on the covered loans.

We recorded net recoveries of $25 million for the year ended October 31, 2016 (net provisions of $36 million in 2015). These amounts are net of the amounts expected to be reimbursed by the FDIC.

Note 5: Risk Management

We have an enterprise-wide approach to the identification, measurement, monitoring and control of risks faced across our organization. The key risks related to our financial instruments are classified as credit and counterparty, market, and liquidity and funding risk.

Credit and Counterparty Risk

Credit and counterparty risk is the potential for loss due to the failure of a borrower, endorser, guarantor or counterparty to repay a loan or honour another predetermined financial obligation. Credit risk arises predominantly with respect to loans, over-the-counter derivatives and other credit instruments. This is the most significant measurable risk that we face. Our risk management practices and key measures are disclosed in the text and tables presented in a blue-tinted font in Management’s Discussion and Analysis on pages 88 to 90 of this report. Additional information on loans and derivative-related credit risk is disclosed in Notes 4 and 8, respectively.

156	BMO Financial Group 199th Annual Report 2016

Concentrations of Credit and Counterparty Risk

Concentrations of credit risk exist if a number of clients are engaged in similar activities, are located in the same geographic region or have similar economic characteristics such that their ability to meet contractual obligations could be similarly affected by changes in economic, political or other conditions. Concentrations of credit risk indicate a related sensitivity of our performance to developments affecting a particular counterparty, industry or geographic location. At year end, our credit assets consisted of a well-diversified portfolio representing millions of clients, the majority of them consumers and small to medium-sized businesses.

From an industry viewpoint, our most significant exposure as at year end was to individual consumers, captured within the individual sector in the following table, comprising $224,041 million ($209,146 million in 2015). Additional information on the composition of our loans and derivatives exposure is disclosed in Notes 4 and 8, respectively.

Basel III Framework

We use the Basel III Framework and our economic capital framework (see page 74) for risk management purposes. For regulatory capital, we use the Advanced Internal Ratings Based (“AIRB”) approach to determine credit risk-weighted assets in our portfolio, except for acquired loans in our Marshall & Ilsley (“M&I”), BMO TF and other select portfolios, for which we use the Standardized Approach. The framework uses exposure at default to assess credit and counterparty risk. Exposures are classified as follows:

•

Drawn loans include loans, acceptances, deposits with regulated financial institutions, and certain securities. Exposure at default (“EAD”) represents an estimate of the outstanding amount of a credit exposure at the time a default may occur. For off-balance sheet amounts and undrawn amounts, EAD includes an estimate of any further amounts that may be drawn at the time of default.

•

Undrawn commitments cover all unutilized authorizations associated with the drawn loans noted above, including those which are unconditionally cancellable. EAD for undrawn commitments is model generated based on internal empirical data.

•

Over-the-counter (“OTC”) derivatives are those in our proprietary accounts that attract credit risk in addition to market risk. EAD for OTC derivatives is equal to the positive replacement cost, after considering netting, plus any potential credit exposure amount.

•	Other off-balance sheet exposures include items such as guarantees, standby letters of credit and documentary credits. EAD for other off-balance sheet items is based on management’s best estimate.
•	Repo-style transactions include repos, reverse repos and securities lending transactions, which represent both asset and liability exposures. EAD for repo-style transactions is the total amount drawn.
•	Adjusted EAD represents exposures that have been redistributed to a more favourable probability of default band or a different Basel asset class as a result of applying credit risk mitigation.

Total non-trading exposure at default by industry sector, as at October 31, 2016 and 2015, based on the Basel III classifications is as follows:

(Canadian $ in millions)	Drawn		Commitments (undrawn)		OTC derivatives		Other off-balance sheet items		Repo-style transactions		Total (2)
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Financial institutions	95,392	85,854	20,590	19,268	23	7	3,773	3,321	76,994	50,393	196,772	158,843
Governments	35,569	42,709	2,563	2,069	–	–	863	794	3,583	6,478	42,578	52,050
Manufacturing	18,430	16,133	12,279	13,039	14	21	1,216	1,311	–	–	31,939	30,504
Real estate	24,310	21,100	6,101	5,871	–	–	783	809	–	–	31,194	27,780
Retail trade	17,314	14,352	3,952	4,614	–	–	497	539	–	–	21,763	19,505
Service industries	33,650	28,311	11,503	11,881	1	2	2,909	2,936	–	–	48,063	43,130
Wholesale trade	10,726	8,453	4,282	5,288	–	–	413	372	–	–	15,421	14,113
Oil and gas	7,877	6,575	7,340	7,847	–	–	1,318	818	–	–	16,535	15,240
Individual	182,358	170,323	41,533	38,674	–	–	150	149	–	–	224,041	209,146
Agriculture	10,490	9,860	1,575	1,860	–	–	18	27	–	–	12,083	11,747
Others (1)	21,410	20,899	13,379	14,218	–	1	6,045	5,329	–	–	40,834	40,447
Total exposure at default	457,526	424,569	125,097	124,629	38	31	17,985	16,405	80,577	56,871	681,223	622,505

(1)	Includes industries having a total exposure of less than 2%.
(2)	Credit exposure excluding Equity, Securitization, Trading Book and other assets such as non-significant investments, goodwill, deferred tax assets and intangibles.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Additional information about our credit risk exposure by geographic region and product category for loans is provided in Note 4.

Credit Quality

We assign risk ratings based on the probability of counterparties defaulting on their financial obligations to us. Our process for assigning risk ratings is disclosed in the text presented in a blue-tinted font in the Enterprise-Wide Risk Management section of Management’s Discussion and Analysis on pages 88 to 90 of this report.

The following tables present our business and government and consumer gross loans and acceptances outstanding by risk rating as at October 31, 2016 and 2015.

Business and Government Gross Loans and Acceptances by Risk Rating

(Canadian $ in millions)	Business and government loans and acceptances
	2016	2015
Acceptable
Investment grade	96,059	84,059
Sub-investment grade	85,695	67,586
Watchlist	5,340	3,530
Default / Impaired	1,524	1,208
Total	188,618	156,383

BMO Financial Group 199th Annual Report 2016	157

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Consumer Gross Loans by Risk Rating

(Canadian $ in millions)	Residential mortgages		Credit card, consumer instalment and other personal loans		Total
	2016	2015	2016	2015	2016	2015
Exceptionally low (≤ 0.05%)	1	2	18,264	16,834	18,265	16,836
Very low (> 0.05% to 0.20%)	68,557	69,100	18,056	18,795	86,613	87,895
Low (> 0.20% to 0.75%)	23,379	17,233	14,996	14,933	38,375	32,166
Medium (> 0.75% to 7.00%)	17,629	16,513	15,247	16,969	32,876	33,482
High (> 7.00% to 99.99%)	421	408	2,287	1,600	2,708	2,008
Standardized performing / Not rated	1,858	2,246	3,311	3,878	5,169	6,124
Default / Impaired	432	416	620	569	1,052	985
Total	112,277	105,918	72,781	73,578	185,058	179,496

Loans Past Due Not Impaired

Loans that are past due but not classified as impaired are loans where our customers have failed to make payments when contractually due, but for which we expect the full amount of principal and interest payments to be collected. The following table presents the loans that are past due but not classified as impaired as at October 31, 2016 and 2015:

(Canadian $ in millions)	1 to 29 days		30 to 89 days		90 days or more		Total
	2016	2015	2016	2015	2016	2015	2016	2015
Residential mortgages (1)	668	641	451	459	33	33	1,152	1,133
Credit card, consumer instalment and other personal loans (2)	1,736	2,474	422	494	88	90	2,246	3,058
Business and government loans	673	416	364	162	139	92	1,176	670
Total	3,077	3,531	1,237	1,115	260	215	4,574	4,861

(1) The percentage of loans 90 days or more past due but not impaired that were guaranteed by the Government of Canada is 7% for 2016 and 5% for 2015.

(2) Credit card loans that are past due are not classified as impaired loans and are written off when 180 days past due.

Loan Maturities and Interest Rate Sensitivity

The following table presents gross loans and acceptances by contractual maturity and by country of ultimate risk:

(Canadian $ in millions)	1 year or less		Over 1 year to 5 years		Over 5 years		Total
	2016	2015	2016	2015	2016	2015	2016	2015
Canada
Consumer	47,466	50,911	108,887	97,482	5,205	5,272	161,558	153,665
Commercial and corporate (excluding real estate)	48,997	43,329	14,467	13,677	1,370	461	64,834	57,467
Commercial real estate	5,803	4,739	7,471	6,254	1,417	1,375	14,691	12,368
United States	33,776	30,886	67,262	50,647	20,784	19,665	121,822	101,198
Other countries	9,036	10,136	1,173	741	562	304	10,771	11,181
Total	145,078	140,001	199,260	168,801	29,338	27,077	373,676	335,879

The following table presents net loans and acceptances by interest rate sensitivity:

(Canadian $ in millions)	2016	2015
Fixed rate	186,864	160,469
Floating rate	171,866	162,248
Non-interest sensitive (1)	13,021	11,307
Total	371,751	334,024

(1)	Non-interest sensitive is comprised of customers’ liability under acceptances.

Market Risk

Market risk is the potential for adverse changes in the value of our assets and liabilities resulting from changes in market variables such as interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, and credit spreads, as well as the risk of credit migration and default. We incur market risk in our trading and underwriting activities and in the management of structural market risk in our banking and insurance activities.

Our market risk management practices and key measures are disclosed in the text and tables presented in a blue-tinted font in the Enterprise-Wide Risk Management section of Management’s Discussion and Analysis on pages 95 to 99 of this report.

Liquidity and Funding Risk

Liquidity and funding risk is the potential for loss if we are unable to meet financial commitments in a timely manner at reasonable prices as they fall due. It is our policy to ensure that sufficient liquid assets and funding capacity are available to meet financial commitments, including liabilities to depositors and suppliers, and lending, investment and pledging commitments, even in times of stress. Managing liquidity and funding risk is essential to maintaining both depositor confidence and stability in earnings.

Our liquidity and funding risk management practices and key measures are disclosed in the text presented in a blue-tinted font in the Enterprise-Wide Risk Management section of Management’s Discussion and Analysis on pages 100 to 103 of this report.

158	BMO Financial Group 199th Annual Report 2016

Note 6: Transfer of Assets

Loan Securitization

We sell Canadian mortgage loans to third-party Canadian securitization programs, including the Canada Mortgage Bond program, and directly to third-party investors under the National Housing Act Mortgage-Backed Securities program. We assess whether substantially all of the risks and rewards of the loans have been transferred to determine if they qualify for derecognition.

Under these programs, we are entitled to the payment over time of the excess of the sum of interest and fees collected from customers, in connection with the loans that were sold, over the yield paid to investors in the third-party securitization programs, less credit losses and other costs. Since we continue to be exposed to substantially all of the prepayment, interest rate and/or credit risk associated with the securitized loans, they do not qualify for derecognition. We continue to recognize the loans and the related cash proceeds as secured financing in our Consolidated Balance Sheet. The interest and fees collected, net of the yield paid to investors, is recorded in net interest income using the effective interest method over the term of the securitization. Credit losses associated with the loans are recorded in the provision for credit losses. During the year ended October 31, 2016, we sold $6,803 million of loans to third-party securitization programs ($7,259 million in 2015).

The following table presents the carrying amount and fair value of transferred assets that did not qualify for derecognition and the associated liabilities:

(Canadian $ in millions)		2016 (1)		2015
	Carrying amount of assets	Associated liabilities	Carrying amount of assets	Associated liabilities
Residential mortgages	5,534		7,458
Other related assets (2)	11,689		10,181
Total	17,223	16,880	17,639	17,199

(1)	The fair value of the securitized assets is $17,318 million and the fair value of the associated liabilities is $17,394 million, for a net position of $(76) million. Securitized assets are those which we have transferred to third parties, including other related assets.
(2)	Other related assets represent payments received on account of loans pledged under securitization programs that have not yet been applied against the associated liabilities. The payments received are held on behalf of the investors in the securitization vehicles until principal payments are required to be made on the associated liabilities. In order to compare all assets supporting the associated liabilities, this amount is added to the carrying value of the securitized assets in the table above.

Securities Lent or Sold Under Repurchase Agreements

Securities lent or sold under repurchase agreements represent short-term funding transactions in which we sell securities that we own and simultaneously commit to repurchase the same securities at a specified price on a specified date in the future. We retain substantially all of the risks and rewards associated with the securities and we continue to recognize them in our Consolidated Balance Sheet with the obligation to repurchase these securities recorded as secured borrowing transactions at the amount owing. The interest expense related to these liabilities is recorded on an accrual basis. Additional information on securities lent or sold under repurchase agreements is provided in Note 14 and Note 17.

Note 7: Structured Entities

We enter into certain transactions in the ordinary course of business which involve the establishment of structured entities (“SEs”) to facilitate or secure customer transactions and to obtain alternate sources of funding. We are required to consolidate a SE if we control the entity. We control a SE when we have power over the SE, exposure to variable returns as a result of our involvement, and the ability to exercise power to affect the amount of our returns.

In assessing whether we control a SE, we consider the entire arrangement to determine the purpose and design of the SE, the nature of any rights held through contractual arrangements and whether we are acting as a principal or agent.

We perform a re-assessment of consolidation if facts and circumstances indicate that there have been changes to one or more of the elements of control over the SE. See Note 1 for more information on our consolidation basis.

Consolidated Structured Entities

Bank Securitization Vehicles

We use securitization vehicles to securitize our Canadian credit card loans and Canadian real estate lines of credit in order to obtain alternate sources of funding. The structure of these vehicles limits the activities they can undertake and the types of assets they can hold, and the vehicles have limited decision-making authority. The vehicles issue term asset-backed securities to fund their activities. We control and consolidate these vehicles, as we have the key decision-making powers necessary to obtain the majority of the benefits of their activities. As at October 31, 2016, $5,095 million of notes issued by our bank securitization vehicles were included in other liabilities in our Consolidated Balance Sheet ($4,203 million at October 31, 2015).

U.S. Customer Securitization Vehicle

We sponsor a customer securitization vehicle (also referred to as a bank-sponsored multi-seller conduit) that provides our customers with alternate sources of funding through the securitization of their assets. This vehicle provides clients with access to financing in the asset-backed commercial paper (“ABCP”) markets by allowing them to sell or transfer a security interest in their assets to the vehicle, which then issues ABCP to investors to fund the purchases. We do not sell assets to the customer securitization vehicle. We earn fees for providing services related to the securitizations, including liquidity, distribution and financial arrangement fees for supporting the ongoing operations of the vehicle. We have determined that we control and therefore consolidate this vehicle, as we are exposed to its variable returns and we have the key decision-making powers necessary to affect the amount of those returns in our capacity as liquidity provider and servicing agent.

We provide liquidity facilities to this vehicle which may require that we provide additional financing to the vehicle in the event that certain events occur. The total committed undrawn amount under these facilities at October 31, 2016 was $6,314 million ($7,213 million at October 31, 2015).

BMO Financial Group 199th Annual Report 2016	159

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Credit Protection Vehicle

We sponsored a credit protection vehicle which provided credit protection to investors on investments in corporate debt portfolios through credit default swaps. We entered into credit default swaps with swap counterparties and offsetting swaps with the vehicle. We control and consolidate the vehicle. In September 2016, the vehicle redeemed all outstanding medium-term notes and the credit default swaps matured. There is no remaining activity in this vehicle.

Capital and Funding Vehicles

Capital and funding vehicles are created to issue notes or capital trust securities or to guarantee payments due to bondholders on bonds issued by us. These vehicles may purchase notes issued by us, or we may sell assets to the vehicles in exchange for promissory notes.

For those trusts that purchase assets from us, we have determined that based on the rights of the arrangements we have significant exposure to the variable returns of the trust, and that we control and therefore consolidate these vehicles. During 2016, the capital trust securities issued by one of these vehicles were redeemed. Additional information related to capital trust securities is provided in Note 16.

Unconsolidated Structured Entities

The table below presents amounts related to our interests in unconsolidated SEs:

(Canadian $ in millions)			2016			2015
	Capital and funding vehicles	Canadian customer securitization vehicles (1)	Structured finance vehicles	Capital and funding vehicles	Canadian customer securitization vehicles (1)	Structured finance vehicles
Interests recorded on the balance sheet
Cash and cash equivalents	11	53	–	11	69	–
Trading securities	–	14	1,056	–	21	2,266
Available-for-sale securities	2	643	–	2	573	–
Other	12	6	–	12	10	11
	25	716	1,056	25	673	2,277
Deposits	1,265	53	879	1,265	69	1,296
Derivatives	–	–	135	–	–	250
Other	21	–	–	20	–	732
	1,286	53	1,014	1,285	69	2,278
Exposure to loss (2)	57	6,796	1,056	57	6,175	2,277

Total assets of the entities	1,285	5,131	1,056	1,285	4,289	2,277

(1)	Securities held that are issued by our Canadian customer securitization vehicles are comprised of asset-backed commercial paper and are classified as trading securities and available-for-sale securities. All assets held by these vehicles relate to assets in Canada.
(2)	Exposure to loss represents securities held, drawn and undrawn facilities, and derivative assets.

Certain	comparative figures have been reclassified to conform with the current year’s presentation.

Capital and Funding Vehicles

Certain of our capital and funding vehicles purchase notes issued by us as their underlying assets. In these situations, we are not exposed to significant default or credit risk. Our remaining exposure to variable returns is less than that of the note holders, who are exposed to our default and credit risk. We are not required to consolidate these vehicles.

Canadian Customer Securitization Vehicles

We sponsor customer securitization vehicles (also referred to as bank-sponsored multi-seller conduits) that provide our customers with alternate sources of funding through the securitization of their assets. These vehicles provide clients with access to financing in the ABCP markets by allowing them to sell or transfer a security interest in their assets to the vehicles, which then issue ABCP to investors to fund the purchases. We do not sell assets to the customer securitization vehicles. We earn fees for providing services related to the securitizations, including liquidity, distribution and financial arrangement fees for supporting the ongoing operations of the vehicles. We have determined that we do not have control of these entities, as their key relevant activity, the servicing of program assets, does not reside with us. We provide liquidity facilities to these vehicles which may require that we provide additional financing to the vehicles in the event that certain events occur. The total committed undrawn amount under these facilities at October 31, 2016 was $6,134 million ($5,573 million at October 31, 2015).

Structured Finance Vehicles

We facilitate development of investment products by third parties, including mutual funds, unit investment trusts and other investment funds that are sold to retail investors. We enter into derivative contracts with these third parties to provide investors with their desired exposure, and we hedge our exposure related to these derivative contracts by investing in other funds through SEs. We are not required to consolidate these vehicles.

Compensation Trusts

We sponsor various share ownership arrangements, certain of which are administered through trusts. Generally these arrangements permit employees to purchase bank common shares.

Employees can direct a portion of their gross salary towards the purchase of our common shares and we match 50% of employees’ contributions up to 6% of their individual gross salary. Our matching contributions are paid into trusts, which purchase our common shares on the open market for distribution to employees once those employees are entitled to the shares under the terms of the plan. We are not required to consolidate our compensation trusts. These trusts are not included in the table above, as we have no interest in the trusts.

Total assets held under our share ownership arrangements amounted to $1,616 million as at October 31, 2016 ($1,446 million in 2015).

160	BMO Financial Group 199th Annual Report 2016

BMO Managed Funds

We have established a number of funds that we also manage. We assess whether or not we control these funds based on the economic interest we have in the funds, including investments in the funds and management fees earned from the funds, and any investors’ rights to remove us as investment manager. Based on our assessment, we have determined that we do not control these funds. Our total exposure to unconsolidated BMO managed funds was $798 million at October 31, 2016 ($589 million in 2015), which is included in securities in our Consolidated Balance Sheet.

Non-BMO Managed Funds

We purchase and hold units of non-BMO managed funds for investment and other purposes. We are considered to have an interest in these funds through our holding of units, and because we may act as counterparty in certain derivative contracts or other interests. These activities do not constitute control, and as a result our interests in these funds are not consolidated. Our total exposure to non-BMO managed funds was $2,525 million at October 31, 2016 ($3,735 million in 2015), which is included in securities in our Consolidated Balance Sheet.

Other Structured Entities

We may be deemed to be the sponsor of an SE if we are involved in the design, legal set-up or marketing of the SE. We may also be deemed to be the sponsor of an SE if market participants would reasonably associate the entity with us. We do not have an interest in certain SEs that we have sponsored.

Note 8: Derivative Instruments

Derivative instruments are financial contracts that derive their value from underlying changes in interest rates, foreign exchange rates or other financial or commodity prices or indices.

Derivative instruments are either regulated exchange-traded contracts or negotiated over-the-counter contracts. We use these instruments for trading purposes, as well as to manage our exposures, mainly to foreign currency and interest rate fluctuations, as part of our asset/liability management program.

Types of Derivatives

Swaps

Swaps are contractual agreements between two parties to exchange a series of cash flows. The various swap agreements that we enter into are as follows:

Interest rate swaps – counterparties generally exchange fixed and floating rate interest payments based on a notional value in a single currency.

Cross-currency swaps – fixed rate interest payments and principal amounts are exchanged in different currencies.

Cross-currency interest rate swaps – fixed and/or floating rate interest payments and principal amounts are exchanged in different currencies.

Commodity swaps – counterparties generally exchange fixed and floating rate payments based on a notional value of a single commodity.

Equity swaps – counterparties exchange the return on an equity security or a group of equity securities for the return based on a fixed or floating interest rate or the return on another equity security or group of equity securities.

Credit default swaps – one counterparty pays the other a fee in exchange for that other counterparty agreeing to make a payment if a credit event occurs, such as bankruptcy or failure to pay.

Total return swaps – one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a reference asset or group of assets, including any returns such as interest earned on these assets, in exchange for amounts that are based on prevailing market funding rates.

Forwards and Futures

Forwards and futures are contractual agreements to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a specified price and date in the future.

Forwards are customized contracts transacted in the over-the-counter market. Futures are transacted in standardized amounts on regulated exchanges and are subject to daily cash margining.

Options

Options are contractual agreements that convey to the purchaser the right but not the obligation to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a fixed future date or at any time within a fixed future period.

For options written by us, we receive a premium from the purchaser for accepting market risk.

For options purchased by us, we pay a premium for the right to exercise the option. Since we have no obligation to exercise the option, our primary exposure to risk is the potential credit risk if the writer of an over-the-counter contract fails to meet the terms of the contract.

Caps, collars and floors are specialized types of written and purchased options. They are contractual agreements in which the writer agrees to pay the purchaser, based on a specified notional amount, the difference between the market rate and the prescribed rate of the cap, collar or floor. The writer receives a premium for selling this instrument.

A swaption is an option granting its owner the right but not the obligation to enter into an underlying swap.

A future option is an option contract in which the underlying instrument is a single futures contract.

The main risks associated with these derivative instruments are related to exposure to movements in interest rates, foreign exchange rates, credit quality, value of the underlying financial instrument or commodity, as applicable, and the possible inability of counterparties to meet the terms of the contracts.

Risks Hedged

Interest Rate Risk

We manage interest rate risk through bonds, interest rate futures, interest rate swaps and options, which are linked to and adjust the interest rate sensitivity of a specific asset, liability, forecasted transaction or firm commitment, or a specific pool of transactions with similar risk characteristics.

BMO Financial Group 199th Annual Report 2016	161

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Foreign Currency Risk

We manage foreign currency risk through currency futures, foreign currency options, cross-currency swaps, spot foreign exchange and forward contracts.

Trading Derivatives

Trading derivatives include derivatives entered into with customers to accommodate their risk management needs, market-making to facilitate customer-driven demand for derivatives, derivatives transacted on a limited basis to generate trading income from our principal trading positions and certain derivatives that are executed as part of our risk management strategy that do not qualify as hedges for accounting purposes (“economic hedges”).

We structure and market derivative products to enable customers to transfer, modify or reduce current or expected risks.

Principal trading activities include market-making and positioning activities. Market-making involves quoting bid and offer prices to other market participants with the intention of generating revenues based on spread and volume. Positioning activities involve managing market risk positions with the expectation of profiting from favourable movements in prices, rates or indices.

Trading derivatives are recorded at fair value. Realized and unrealized gains and losses are recorded in trading revenues in our Consolidated Statement of Income. Unrealized gains on trading derivatives are recorded as derivative instrument assets and unrealized losses are recorded as derivative instrument liabilities in our Consolidated Balance Sheet.

We may also economically hedge a portion of our U.S. dollar earnings through forward foreign exchange contracts and/or options to minimize fluctuations in our consolidated net income due to the translation of our U.S. dollar earnings. These contracts are recorded at fair value, with changes in fair value recorded in non-interest revenue, trading revenues, in our Consolidated Statement of Income.

Hedging Derivatives

In accordance with our risk management strategy, we enter into various derivative contracts to hedge our interest rate and foreign currency exposures. To the extent these derivative instruments are qualified for hedge accounting requirements, we designate them in accounting hedge relationships.

In order for a derivative instrument to qualify as an accounting hedge, the hedging relationship must be designated and formally documented at its inception, detailing the particular risk management objective and strategy for the hedge and the specific asset, liability or cash flow being hedged, as well as how its effectiveness is being assessed. Changes in the fair value of the derivative must be highly effective in offsetting changes in the fair value or changes in the amount of future cash flows of the hedged item.

Hedge effectiveness is evaluated at the inception of the hedging relationship and on an ongoing basis, retrospectively and prospectively, primarily using quantitative statistical measures of correlation. Any ineffectiveness in the hedging relationship is recognized in non-interest revenue, other, in our Consolidated Statement of Income as it arises.

Cash Flow Hedges

Cash flow hedges modify exposure to variability in cash flows for variable interest rate bearing instruments, foreign currency denominated assets and liabilities and certain cash-settled share-based payment grants subject to equity price risk. Variable interest rate bearing instruments include floating rate loans and deposits. Our cash flow hedges have a maximum remaining term to maturity of 20 years.

We record interest that we pay or receive on these cash flow hedge derivatives as an adjustment to net interest income in our Consolidated Statement of Income over the life of the hedge.

To the extent that changes in the fair value of the derivative offset changes in the fair value of the hedged item, they are recorded in other comprehensive income. The excess of the change in fair value of the derivative that does not offset changes in the fair value of the hedged item is recorded directly in non-interest revenue, other, in our Consolidated Statement of Income.

For cash flow hedges that are discontinued before the end of the original hedge term, the cumulative unrealized gain or loss recorded in other comprehensive income is amortized to our Consolidated Statement of Income in net interest income for interest rate swaps and in employee compensation for total return swaps as the hedged item is recorded in earnings. If the hedged item is sold or settled, the entire unrealized gain or loss is recognized immediately in net interest income in our Consolidated Statement of Income.

The amount of unrealized gain that we expect to reclassify to our Consolidated Statement of Income over the next 12 months is $100 million ($74 million after tax). This will adjust the interest income and interest expense recorded on assets and liabilities and employee compensation expense that were hedged.

162	BMO Financial Group 199th Annual Report 2016

The following table presents the impact of cash flow hedges on our financial results.

(Canadian $ in millions)
		Pre-tax gains/(losses) recorded in income
Contract type	Fair value change recorded in other comprehensive income	Fair value change recorded in non-interest revenue – other	Reclassification of gains on designated hedges from other comprehensive income to net income
2016
Interest rate	39	(4)	127
Foreign exchange (1)	(124)	(2)	na
Share-based payment awards	63	–	18
Total	(22)	(6)	145
2015
Interest rate	697	2	119
Foreign exchange (1)	33	1	na
Share-based payment awards	(14)	–	(8)
Total	716	3	111
2014
Interest rate	224	3	130
Foreign exchange (1)	102	–	na
Total	326	3	130

(1)	Amortization of spot forward differential on foreign exchange contracts of $161 million loss for the year ended October 31, 2016 ($40 million loss in 2015 and $4 million loss in 2014) was transferred from other comprehensive income to interest expense in our Consolidated Statement of Income.
na	– not applicable

Fair Value Hedges

Fair value hedges modify exposure to changes in a fixed rate instrument’s fair value caused by changes in interest rates. These hedges economically convert fixed rate assets and liabilities to floating rate. Our fair value hedges include hedges of fixed rate securities, deposits and subordinated debt.

We record interest receivable or payable on these derivatives as an adjustment to net interest income in our Consolidated Statement of Income over the life of the hedge.

For fair value hedges, the hedging derivative is recorded at fair value and any fixed rate assets and liabilities that are part of a hedging relationship are adjusted for the changes in value of the risk being hedged. To the extent that the change in the fair value of the derivative does not offset changes in the fair value of the hedged item, the net amount is recorded directly in non-interest revenue, other, in our Consolidated Statement of Income.

For fair value hedges that are discontinued, we cease adjusting the hedged item to fair value. The cumulative fair value adjustment of the hedged item is then amortized to net interest income over its remaining term to maturity. If the hedged item is sold or settled, the cumulative fair value adjustment is included in the determination of the gain or loss on sale or settlement.

The following table presents the impact of fair value hedges on our financial results.

(Canadian $ in millions)			Pre-tax gains/(losses) recorded in income
Contract type		Amount of gain/(loss) on hedging derivatives (1)	Fair value hedge adjustment (2)	Hedge ineffectiveness recorded in non-interest revenue – other
Interest rate contracts –	2016	(77)	72	(5)
	2015	225	(219)	6
	2014	46	(39)	7

(1)	Unrealized gains (losses) on hedging derivatives are recorded in Other assets – derivative instruments or Other liabilities – derivative instruments, in the Consolidated Balance Sheet.
(2)	Unrealized gains (losses) on hedged items are recorded in Securities – available-for-sale, subordinated debt, deposits and other liabilities.

Net Investment Hedges

Net investment hedges mitigate our exposure to foreign currency exchange rate fluctuations related to our net investment in foreign operations. Deposit liabilities denominated in foreign currencies are designated as hedges for a portion of this exposure. The foreign currency translation of our net investment in foreign operations and the corresponding hedging instrument is recorded in unrealized gains (losses) on translation of net foreign operations in other comprehensive income. To the extent that the hedging instrument is not effective, amounts are included in the Consolidated Statement of Income in foreign exchange, other than trading. There was no hedge ineffectiveness associated with net investment hedges for the years ended October 31, 2016 and 2015. We use foreign currency deposits with a term to maturity of zero to three months as hedging instruments in net investment hedges, and the fair value of such deposits was $4,795 million as at October 31, 2016 ($1,347 million in 2015).

Embedded Derivatives

From time to time, we purchase or issue financial instruments containing embedded derivatives. The embedded derivative is separated from the host contract and carried at fair value if the economic characteristics of the derivative are not closely related to those of the host contract, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not held for trading or designated at fair value. To the extent that we cannot reliably identify and measure the embedded derivative, the entire contract is carried at fair value, with changes in fair value reflected in income. Embedded derivatives in certain of our equity linked notes are accounted for separately from the host instrument.

BMO Financial Group 199th Annual Report 2016	163

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Contingent Features

Certain over-the-counter derivative instruments contain provisions that link the amount of collateral we are required to post or pay to our credit ratings (as determined by the major credit rating agencies). If our credit ratings were to be downgraded, certain counterparties to these derivative instruments could demand immediate and ongoing collateralization overnight on derivative liability positions or request immediate payment. The aggregate fair value of all derivative instruments with collateral posting requirements that were in a liability position on October 31, 2016 was $7,495 million, for which we have posted collateral of $7,529 million. If our credit rating had been downgraded to A or A- on October 31, 2016 (per Standard & Poor’s Ratings Services), we would have been required to post collateral or meet payment demands of an additional $841 million or $984 million, respectively ($532 million or $800 million, respectively, in 2015).

Fair Value

Fair value represents point-in-time estimates that may change in subsequent reporting periods due to market conditions or other factors. A discussion of the fair value measurement of derivatives is included in Note 17.

Fair values of our derivative instruments are as follows:

(Canadian $ in millions)			2016			2015
	Gross assets	Gross liabilities	Net	Gross assets	Gross liabilities	Net
Trading
Interest Rate Contracts
Swaps	16,678	(15,047)	1,631	17,382	(16,449)	933
Forward rate agreements	61	(2)	59	25	(6)	19
Futures	1	–	1	1	–	1
Purchased options	555	–	555	637	–	637
Written options	–	(552)	(552)	–	(581)	(581)
Foreign Exchange Contracts
Cross-currency swaps	4,351	(3,443)	908	5,128	(4,239)	889
Cross-currency interest rate swaps	9,052	(10,996)	(1,944)	6,847	(12,128)	(5,281)
Forward foreign exchange contracts	4,319	(2,051)	2,268	3,099	(1,306)	1,793
Purchased options	411	–	411	133	–	133
Written options	–	(450)	(450)	–	(178)	(178)
Commodity Contracts
Swaps	723	(647)	76	993	(1,818)	(825)
Purchased options	496	–	496	674	–	674
Written options	–	(524)	(524)	–	(953)	(953)
Equity Contracts	901	(2,388)	(1,487)	969	(2,201)	(1,232)
Credit Default Swaps
Purchased	23	–	23	36	–	36
Written	–	(32)	(32)	–	(48)	(48)
Total fair value – trading derivatives	37,571	(36,132)	1,439	35,924	(39,907)	(3,983)
Hedging
Interest Rate Contracts
Cash flow hedges – swaps	442	(100)	342	664	(90)	574
Fair value hedges – swaps	327	(453)	(126)	544	(387)	157
Total swaps	769	(553)	216	1,208	(477)	731
Foreign Exchange Contracts
Cash flow hedges – forward foreign exchange contracts	843	(1,539)	(696)	1,092	(2,255)	(1,163)
Total foreign exchange contracts	843	(1,539)	(696)	1,092	(2,255)	(1,163)
Equity Contracts
Cash flow hedges – equity contracts	–	(3)	(3)	14	–	14
Total equity contracts	–	(3)	(3)	14	–	14
Total fair value – hedging derivatives (1)	1,612	(2,095)	(483)	2,314	(2,732)	(418)
Total fair value – trading and hedging derivatives	39,183	(38,227)	956	38,238	(42,639)	(4,401)
Less: impact of master netting agreements	(27,538)	27,538	–	(27,415)	27,415	–
Total	11,645	(10,689)	956	10,823	(15,224)	(4,401)

(1)	The fair values of hedging derivatives wholly or partially offset the changes in fair values of the related on-balance sheet financial instruments or future cash flows.

Assets are shown net of liabilities to customers where we have a legally enforceable right to offset amounts and we intend to settle contracts on a net basis.

164	BMO Financial Group 199th Annual Report 2016

Notional Amounts

The notional amounts of our derivatives represent the amount to which a rate or price is applied in order to calculate the amount of cash that must be exchanged under the contract. Notional amounts do not represent assets or liabilities and therefore are not recorded in our Consolidated Balance Sheet.

(Canadian $ in millions)				2016				2015
		Hedging				Hedging
	Trading	Cash flow	Fair value	Total	Trading	Cash flow	Fair value	Total
Interest Rate Contracts
Over-the-counter
Swaps	2,596,259	60,793	69,649	2,726,701	2,853,087	59,021	47,679	2,959,787
Forward rate agreements	430,507	–	–	430,507	432,744	–	–	432,744
Purchased options	29,508	–	–	29,508	21,344	–	–	21,344
Written options	43,921	–	–	43,921	24,154	–	–	24,154
	3,100,195	60,793	69,649	3,230,637	3,331,329	59,021	47,679	3,438,029
Exchange-traded
Futures	133,864	–	–	133,864	137,583	–	–	137,583
Purchased options	30,849	–	–	30,849	26,598	–	–	26,598
Written options	30,821	–	–	30,821	25,038	–	–	25,038
	195,534	–	–	195,534	189,219	–	–	189,219
Total interest rate contracts	3,295,729	60,793	69,649	3,426,171	3,520,548	59,021	47,679	3,627,248
Foreign Exchange Contracts
Over-the-counter
Cross-currency swaps	89,248	106	–	89,354	75,890	193	–	76,083
Cross-currency interest rate swaps	382,525	141	–	382,666	339,431	36	–	339,467
Forward foreign exchange contracts	365,447	43,742	–	409,189	362,544	30,554	–	393,098
Purchased options	29,876	–	–	29,876	28,297	–	–	28,297
Written options	30,405	–	–	30,405	28,960	–	–	28,960
	897,501	43,989	–	941,490	835,122	30,783	–	865,905
Exchange-traded
Futures	356	–	–	356	677	–	–	677
Purchased options	2,846	–	–	2,846	2,562	–	–	2,562
Written options	1,441	–	–	1,441	2,012	–	–	2,012
	4,643	–	–	4,643	5,251	–	–	5,251
Total foreign exchange contracts	902,144	43,989	–	946,133	840,373	30,783	–	871,156
Commodity Contracts
Over-the-counter
Swaps	13,603	–	–	13,603	11,929	–	–	11,929
Purchased options	6,828	–	–	6,828	6,172	–	–	6,172
Written options	4,672	–	–	4,672	4,103	–	–	4,103
	25,103	–	–	25,103	22,204	–	–	22,204
Exchange-traded
Futures	24,232	–	–	24,232	20,826	–	–	20,826
Purchased options	6,048	–	–	6,048	7,614	–	–	7,614
Written options	8,159	–	–	8,159	9,720	–	–	9,720
	38,439	–	–	38,439	38,160	–	–	38,160
Total commodity contracts	63,542	–	–	63,542	60,364	–	–	60,364
Equity Contracts
Over-the-counter	57,994	319	–	58,313	46,942	172	–	47,114
Exchange-traded	7,835	–	–	7,835	4,911	–	–	4,911
Total equity contracts	65,829	319	–	66,148	51,853	172	–	52,025
Credit Default Swaps
Over-the-counter purchased	3,033	–	–	3,033	5,419	–	–	5,419
Over-the-counter written	981	–	–	981	9,154	–	–	9,154
Total credit default swaps	4,014	–	–	4,014	14,573	–	–	14,573
Total	4,331,258	105,101	69,649	4,506,008	4,487,711	89,976	47,679	4,625,366

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Derivative-Related Market Risk

Derivative instruments are subject to market risk. Market risk arises from the potential for a negative impact on the balance sheet and/or statement of income due to adverse changes in the value of derivative instruments as a result of changes in certain market variables. These variables include interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, as well as credit spreads, credit migration and default. We strive to limit market risk by employing comprehensive governance and management processes for all market risk-taking activities.

BMO Financial Group 199th Annual Report 2016	165

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Derivative-Related Credit Risk

Over-the-counter derivative instruments are subject to credit risk arising from the possibility that counterparties may default on their obligations. The credit risk associated with derivatives is normally a small fraction of the notional amount of the derivative instrument. Derivative contracts generally expose us to potential credit loss if changes in market rates affect a counterparty’s position unfavourably and the counterparty defaults on payment. The credit risk is represented by the positive fair value of the derivative instrument. We strive to limit credit risk by dealing with counterparties that we believe are creditworthy, and we manage our credit risk for derivatives using the same credit risk process that is applied to loans and other credit assets.

We also pursue opportunities to reduce our exposure to credit losses on derivative instruments, including through collateral and by entering into master netting agreements with counterparties. The credit risk associated with favourable contracts is mitigated by legally enforceable master netting agreements to the extent that unfavourable contracts with the same counterparty must be settled concurrently with favourable contracts.

Exchange-traded derivatives have limited potential for credit exposure, as they are settled net daily with each exchange.

Terms used in the credit risk table below are as follows:

Replacement cost represents the cost of replacing all contracts that have a positive fair value, determined using current market rates. It represents in effect the unrealized gains on our derivative instruments. Replacement costs disclosed below represent the net of the asset and liability to a specific counterparty where we have a legally enforceable right to offset the amount owed to us with the amount owed by us and we intend either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Credit risk equivalent represents the total replacement cost plus an amount representing the potential future credit exposure, as outlined in OSFI’s Capital Adequacy Guideline.

Risk-weighted assets represent the credit risk equivalent, weighted on the basis of the creditworthiness of the counterparty, as prescribed by OSFI.

(Canadian $ in millions)			2016			2015
	Replacement cost	Credit risk equivalent	Risk- weighted assets	Replacement cost	Credit risk equivalent	Risk- weighted assets
Interest Rate Contracts
Swaps	17,447	20,506	–	18,590	22,037	–
Forward rate agreements	61	61	–	25	24	–
Purchased options	551	589	–	633	651	–
Total interest rate contracts	18,059	21,156	1,345	19,248	22,712	1,461
Foreign Exchange Contracts
Cross-currency swaps	4,351	8,959	–	5,128	8,602	–
Cross-currency interest rate swaps	9,054	17,386	–	6,847	13,696	–
Forward foreign exchange contracts	5,160	8,806	–	4,191	7,838	–
Purchased options	380	586	–	115	768	–
Total foreign exchange contracts	18,945	35,737	2,444	16,281	30,904	2,034
Commodity Contracts
Swaps	723	2,389	–	993	2,472	–
Purchased options	91	1,135	–	69	1,043	–
Total commodity contracts	814	3,524	670	1,062	3,515	496
Equity Contracts	713	4,180	347	892	3,366	214
Credit Default Swaps	23	92	13	36	146	34
Total derivatives	38,554	64,689	4,819	37,519	60,643	4,239
Less: impact of master netting agreements	(27,538)	(42,248)	–	(27,415)	(40,140)	–
Total	11,016	22,441	4,819	10,104	20,503	4,239

The total derivatives and the impact of master netting agreements for replacement cost do not include exchange-traded derivatives with a fair value of $629 million as at October 31, 2016 ($719 million in 2015).

Transactions are conducted with counterparties in various geographic locations and industry sectors. Set out below is the replacement cost of contracts with customers located in the following countries, based on country of ultimate risk.

(Canadian $ in millions, except as noted)	Before master netting agreements				After master netting agreements
	2016		2015		2016		2015
Canada	20,472	53	19,492	52	6,196	56	5,832	58
United States	8,335	22	7,702	21	2,666	24	2,609	26
United Kingdom	3,274	8	3,220	9	600	6	398	4
Other countries (1)	6,473	17	7,105	18	1,554	14	1,265	12
Total	38,554	100%	37,519	100%	11,016	100%	10,104	100%

(1)	No other country represented 15% or more of our replacement cost in 2016 or 2015.

166	BMO Financial Group 199th Annual Report 2016

Transactions are conducted with various counterparties. Set out below is the replacement cost of contracts (before the impact of master netting agreements) with customers in the following industries:

As at October 31, 2016 (Canadian $ in millions)	Interest rate contracts	Foreign exchange contracts	Commodity contracts	Equity contracts	Credit default swaps	Total
Financial institutions	12,453	13,319	235	631	23	26,661
Governments	3,306	3,038	51	–	–	6,395
Natural resources	2	25	70	–	–	97
Energy	261	690	128	–	–	1,079
Other	2,037	1,873	330	82	–	4,322
Total	18,059	18,945	814	713	23	38,554

As at October 31, 2015 (Canadian $ in millions)	Interest rate contracts	Foreign exchange contracts	Commodity contracts	Equity contracts	Credit default swaps	Total
Financial institutions	13,882	10,565	253	708	35	25,443
Governments	2,940	3,343	85	–	–	6,368
Natural resources	–	27	114	–	–	141
Energy	250	693	189	–	–	1,132
Other	2,176	1,653	421	184	1	4,435
Total	19,248	16,281	1,062	892	36	37,519

Term to Maturity

Our derivative contracts have varying maturity dates. The remaining contractual terms to maturity for the notional amounts of our derivative contracts are set out below:

(Canadian $ in millions)	Term to maturity					2016	2015
	Within 1 year	1 to 3 years	3 to 5 years	5 to 10 years	Over 10 years	Total notional amounts	Total notional amounts
Interest Rate Contracts
Swaps	941,611	491,447	838,179	410,760	44,704	2,726,701	2,959,787
Forward rate agreements, futures and options	605,007	82,327	7,135	4,847	154	699,470	667,461
Total interest rate contracts	1,546,618	573,774	845,314	415,607	44,858	3,426,171	3,627,248
Foreign Exchange Contracts
Cross-currency swaps	12,425	18,275	33,169	22,959	2,526	89,354	76,083
Cross-currency interest rate swaps	87,804	121,596	87,992	71,732	13,542	382,666	339,467
Forward foreign exchange contracts, futures and options	464,432	8,205	1,079	381	16	474,113	455,606
Total foreign exchange contracts	564,661	148,076	122,240	95,072	16,084	946,133	871,156
Commodity Contracts
Swaps	3,195	7,504	2,151	753	–	13,603	11,929
Futures and options	21,313	24,973	3,111	542	–	49,939	48,435
Total commodity contracts	24,508	32,477	5,262	1,295	–	63,542	60,364
Equity Contracts	53,780	9,147	1,584	101	1,536	66,148	52,025
Credit Contracts	1,628	582	213	1,095	496	4,014	14,573
Total notional amount	2,191,195	764,056	974,613	513,170	62,974	4,506,008	4,625,366

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Note 9: Premises and Equipment

We record all premises and equipment at cost less accumulated amortization, and less any accumulated impairment, except land, which is recorded at cost. Buildings, computer equipment and operating system software, other equipment and leasehold improvements are amortized on a straight-line basis over their estimated useful lives. When the major components of a building have different useful lives, they are accounted for separately and amortized over each component’s useful life. The maximum estimated useful lives we use to amortize our assets are as follows:

Buildings	10 to 40 years
Computer equipment and operating system software	15 years
Other equipment	10 years
Leasehold improvements	Lease term to a maximum of 10 years

Amortization methods, useful lives and the residual values of premises and equipment are reviewed annually for any change in circumstances and are adjusted if appropriate. At least annually, we review whether there are any indications that premises and equipment need to be tested for impairment. If there is an indication that an asset may be impaired, we test for impairment by comparing the asset’s carrying value to its recoverable amount. The recoverable amount is calculated as the higher of the value in use and the fair value less costs to sell. Value in use is the present value of the future cash flows expected to be derived from the asset. An impairment charge is recorded when the recoverable amount is less than the carrying value. There were no significant write-downs of premises and equipment due to impairment during the years ended October 31, 2016 and 2015. Gains and losses on disposal are included in non-interest expense, premises and equipment, in our Consolidated Statement of Income.

BMO Financial Group 199th Annual Report 2016	167

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Net rent expense for premises and equipment reported in our Consolidated Statement of Income for the years ended October 31, 2016, 2015 and 2014 was $502 million, $476 million and $431 million, respectively.

(Canadian $ in millions)						2016						2015
	Land	Buildings	Computer equipment	Other equipment	Leasehold improvements	Total	Land	Buildings	Computer equipment	Other equipment	Leasehold improvements	Total
Cost
Balance at beginning of year	280	1,908	1,631	901	1,285	6,005	300	1,802	1,571	805	1,182	5,660
Additions	1	87	228	77	66	459	5	48	228	73	75	429
Disposals (1)	(80)	(236)	(26)	(81)	(22)	(445)	(64)	(102)	(243)	(24)	(12)	(445)
Foreign exchange and other	6	25	11	5	18	65	39	160	75	47	40	361
Balance at end of year	207	1,784	1,844	902	1,347	6,084	280	1,908	1,631	901	1,285	6,005
Accumulated Depreciation and Impairment
Balance at beginning of year	–	1,076	1,146	651	847	3,720	–	979	1,108	554	743	3,384
Disposals (1)	–	(121)	(19)	(67)	(18)	(225)	–	(57)	(137)	(14)	(6)	(214)
Amortization	–	66	172	54	92	384	–	36	153	56	132	377
Foreign exchange and other	–	34	7	11	6	58	–	118	22	55	(22)	173
Balance at end of year	–	1,055	1,306	649	927	3,937	–	1,076	1,146	651	847	3,720
Net carrying value	207	729	538	253	420	2,147	280	832	485	250	438	2,285

(1)	Includes fully depreciated assets written off.

Note 10: Acquisitions

The cost of an acquisition is measured at the fair value of the consideration transferred, including contingent consideration. Acquisition-related costs are recognized as an expense in the period in which they are incurred. The identifiable assets acquired and liabilities assumed and contingent consideration are measured at their fair values at the date of acquisition. Goodwill is measured as the excess of the aggregate of the consideration transferred over the net of the fair value of identifiable assets acquired and liabilities assumed. The results of operations of acquired businesses are included in our consolidated financial statements beginning on the date of acquisition.

Greene Holcomb Fisher (“GHF”)

On August 1, 2016, we completed the acquisition of the business of Greene Holcomb Fisher for cash consideration of US$53 million (CAD$69 million). The acquisition complements our existing capital markets activity in the U.S. by increasing the number of experienced mergers and acquisitions professionals and our presence in the marketplace. The acquisition was accounted for as a business combination, and the acquired business and corresponding goodwill are included in our BMO Capital Markets reporting segment.

As part of this acquisition, we acquired intangible assets of $4 million and goodwill of $65 million. The intangible asset is being amortized over a maximum of three years on a straight-line basis. Goodwill of $65 million related to this acquisition is deductible for tax purposes.

GHF contributed less than 1% to revenue and expenses of BMO Capital Markets since acquisition.

GE Capital Transportation Finance Business (“BMO TF”)

On December 1, 2015 we completed the acquisition of the net assets of the GE Capital Transportation Finance business for cash consideration of US$9.0 billion (CAD$12.1 billion).

The acquisition is consistent with our commercial banking activities in both Canada and the U.S. and has expanded our commercial customer base. The acquisition was accounted for as a business combination, and the acquired business and corresponding goodwill are included in our U.S. P&C and Canadian P&C reporting segments.

As part of this acquisition, we primarily acquired loans, assets subject to operating leases, and goodwill. We recorded a credit mark of $100 million and an interest rate premium of $41 million on the acquired loan portfolio. Additionally, we recorded a fair value adjustment of $72 million to reduce the value of assets subject to operating leases. A dealer and customer relationship intangible asset is being amortized over a 15 year period on an accelerated basis, and a technology intangible asset is being amortized over five years on a straight-line basis. Goodwill of $410 million related to this acquisition is deductible for tax purposes.

BMO TF contributed approximately 14% to revenue and expenses of U.S. P&C since acquisition.

168	BMO Financial Group 199th Annual Report 2016

The fair values of the assets acquired and liabilities assumed at the date of acquisition are as follows:

(Canadian $ in millions)
	BMO TF	GHF
Loans	10,793	–
Goodwill	410	65
Intangible assets	63	4
Other assets	1,087	–
Total assets	12,353	69
Other liabilities	275	–
Purchase price	12,078	69

The allocation of the purchase price for GHF is subject to refinement as we complete the valuation of the assets acquired and liabilities assumed. The purchase price allocation for BMO TF has been completed.

Note 11: Goodwill and Intangible Assets

Goodwill

When we complete an acquisition, we allocate the purchase price paid to the assets acquired, including identifiable intangible assets, and the liabilities assumed. Any portion of the consideration transferred that is in excess of the fair value of those net assets is considered to be goodwill. Goodwill is not amortized and is instead tested for impairment annually.

In performing the impairment test, we utilize the fair value less costs to sell for each group of cash-generating units (“CGUs”) based on discounted cash flow projections. Cash flows were projected for the first 10 years based on actual operating results, expected future business performance and past experience. Beyond the first 10 years, cash flows were assumed to grow at perpetual annual rates of up to 3% (3% in 2015). The discount rates we applied in determining the recoverable amounts in 2016 ranged from 6.0% to 12.7% (5.9% to 11.6% in 2015), and were based on our estimate of the cost of capital for each CGU. The cost of capital for each CGU was estimated using the Capital Asset Pricing Model, based on the historical betas of publicly traded peer companies that are comparable to the CGU.

There were no write-downs of goodwill due to impairment during the years ended October 31, 2016 and 2015.

The key assumptions described above may change as market and economic conditions change. However, we estimate that reasonably possible changes in these assumptions are not expected to cause recoverable amounts of our CGUs to decline below their carrying amounts.

A continuity of our goodwill by group of CGUs for the years ended October 31, 2016 and 2015 is as follows:

(Canadian $ in millions)					Personal and Commercial Banking				Wealth Management	BMO Capital Markets		Total
	Canadian P&C		U.S. P&C		Total	Traditional Wealth Management	Insurance		Total
Balance – October 31, 2014	68		2,922		2,990	2,150	2		2,152	211		5,353
Disposals during the year	–		–		–	(21)	–		(21)	–		(21)
Other (1)	–		471		471	245	–		245	21		737
Balance – October 31, 2015	68		3,393		3,461	2,374	2		2,376	232		6,069
Acquisitions (disposals) during the year	29		379		408	(11)	–		(11)	65		462
Other (1)	–		89		89	(246)	–		(246)	7		(150)
Balance – October 31, 2016	97	(2)	3,861	(3)	3,958	2,117 (4)	2	(5)	2,119	304	(6)	6,381
(1)	Other changes in goodwill included the effects of translating goodwill denominated in foreign currencies into Canadian dollar and purchase accounting adjustments related to prior-year purchases.
(2)	Relates primarily to bcpbank Canada, Diners Club, Aver Media LP, and GE Transportation Finance.
(3)	Relates primarily to New Lenox State Bank, First National Bank of Joliet, Household Bank branches, Mercantile Bancorp, Inc., Villa Park Trust Savings Bank, First National Bank & Trust, Ozaukee Bank, Merchants and Manufacturers Bancorporation, Inc., Diners Club, AMCORE, M&I and GE Transportation Finance.
(4)	Relates to BMO Nesbitt Burns Inc., Guardian Group of Funds Ltd., Pyrford International plc, Lloyd George Management, M&I, Harris, myCFO, Inc., Stoker Ostler Wealth Advisors, Inc., CTC Consulting LLC, AWMB and F&C Asset Management plc.
(5)	Relates to AIG.
(6)	Relates to Gerard Klauer Mattison, BMO Nesbitt Burns Inc., Paloma Securities L.L.C., M&I and Greene Holcomb Fisher.

BMO Financial Group 199th Annual Report 2016	169

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Intangible Assets

Intangible assets related to our acquisitions are initially recorded at their fair value at the acquisition date and subsequently at cost less accumulated amortization. Software is recorded at cost less accumulated amortization. Amortization expense is recorded in amortization of intangible assets in our Consolidated Statement of Income. The following table presents the changes in the balance of these intangible assets:

(Canadian $ in millions)	Customer relationships	Core deposits	Branch distribution networks	Purchased software – amortizing	Developed software – amortizing	Software under development	Other	Total
Cost as at October 31, 2014	626	815	167	540	1,933	316	331	4,728
Additions/disposals	(23)	–	(4)	7	345	42	53	420
Acquisitions	–	–	–	–	–	–	–	–
Foreign exchange and other	80	129	27	15	42	11	37	341
Cost as at October 31, 2015	683	944	190	562	2,320	369	421	5,489
Additions/disposals	–	–	–	108	165	99	–	372
Acquisitions	59	–	–	–	–	–	8	67
Foreign exchange and other	(38)	24	4	98	(64)	8	(64)	(32)
Cost as at October 31, 2016	704	968	194	768	2,421	476	365	5,896

The following table presents the accumulated amortization of our intangible assets:

(Canadian $ in millions)	Customer relationships	Core deposits	Branch distribution networks	Purchased software – amortizing	Developed software – amortizing	Software under development	Other	Total
Accumulated amortization at October 31, 2014	229	506	166	480	1,250	–	45	2,676
Disposals	(8)	–	(3)	–	–	–	–	(11)
Amortization	78	66	2	17	230	–	18	411
Foreign exchange and other	39	83	25	8	60	–	(10)	205
Accumulated amortization at October 31, 2015	338	655	190	505	1,540	–	53	3,281
Amortization	79	63	–	73	210	–	19	444
Foreign exchange and other	(19)	17	4	97	(96)	–	(10)	(7)
Accumulated amortization at October 31, 2016	398	735	194	675	1,654	–	62	3,718
Carrying value at October 31, 2016	306	233	–	93	767	476	303	2,178
Carrying value at October 31, 2015	345	289	–	57	780	369	368	2,208
Intangible assets are amortized to income over the period during which we believe the assets will benefit us, on either a straight-line or an accelerated basis, over a period not to exceed 15 years. We have $162 million as at October 31, 2016 ($198 million as at October 31, 2015) in intangible assets with indefinite lives that relate primarily to fund management contracts.

The useful lives of intangible assets are reviewed annually for any changes in circumstances. We test definite-life intangible assets for impairment when events or changes in circumstances indicate that their carrying value may not be recoverable. Indefinite-life intangible assets are tested annually for impairment. If any intangible assets are determined to be impaired, we write them down to their recoverable amount, the higher of value in use and fair value less costs to sell, when this is less than the carrying value.

There were no write-downs of intangible assets during the year ended October 31, 2016 ($1 million in 2015).

Note 12: Other Assets

Customers’ Liability under Acceptances

Acceptances represent a form of negotiable short-term debt that is issued by our customers, which we guarantee for a fee. The fees earned are recorded in lending fees in our Consolidated Statement of Income over the term of the acceptance. The amount potentially due under the acceptances is recorded in other liabilities on our Consolidated Balance Sheet. We record the bank’s equivalent claim against our customers in the event of a call on these commitments in other assets on our Consolidated Balance Sheet.

Other

The components of other within other assets are as follows:

(Canadian $ in millions)	2016	2015
Accounts receivable, prepaid expenses and other items	7,862	6,502
Accrued interest receivable	971	882
Due from clients, dealers and brokers	199	309
Insurance-related assets (1)	405	478
Pension asset (Note 22)	118	502
Total	9,555	8,673

(1)	Includes reinsurance assets related to our life insurance business in the amount of $nil as at October 31, 2016 ($nil in 2015).

170	BMO Financial Group 199th Annual Report 2016

Note 13: Deposits

	Payable on demand
(Canadian $ in millions)	Interest bearing		Non-interest bearing		Payable after notice		Payable on a fixed date		Total
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Deposits by:
Banks (1)	450	828	1,415	1,222	3,448	4,123	28,958	26,436	34,271	32,609
Businesses and governments	17,578	15,262	35,378	35,212	60,331	57,335	162,927	150,335	276,214	258,144
Individuals	3,307	3,095	17,594	15,095	87,627	83,081	54,359	46,145	162,887	147,416
Total (2) (3)	21,335	19,185	54,387	51,529	151,406	144,539	246,244	222,916	473,372	438,169
Booked in:
Canada	18,937	17,031	40,037	35,300	77,800	75,470	152,894	120,199	289,668	248,000
United States	1,540	1,517	14,229	16,091	73,155	68,396	65,850	76,980	154,774	162,984
Other countries	858	637	121	138	451	673	27,500	25,737	28,930	27,185
Total	21,335	19,185	54,387	51,529	151,406	144,539	246,244	222,916	473,372	438,169

(1)	Includes regulated and central banks.
(2)	Includes structured notes designated at fair value through profit or loss.
(3)	As at October 31, 2016 and 2015, total deposits payable on a fixed date included $36,261 million and $26,960 million, respectively, of federal funds purchased, commercial paper issued and other deposit liabilities. Included in deposits as at October 31, 2016 and 2015 are $233,005 million and $221,268 million, respectively, of deposits denominated in U.S. dollars, and $24,097 million and $19,898 million, respectively, of deposits denominated in other foreign currencies.
Certain	comparative figures have been reclassified to conform with the current year’s presentation.

Deposits payable on demand are comprised primarily of our customers’ chequing accounts, some of which we pay interest on. Our customers need not notify us prior to withdrawing money from their chequing accounts.

Deposits payable after notice are comprised primarily of our customers’ savings accounts, on which we pay interest. Deposits payable on a fixed date are comprised of:

•

Various investment instruments purchased by our customers to earn interest over a fixed period, such as term deposits and guaranteed investment certificates. The terms of these deposits can vary from one day to 10 years.

•

Federal funds purchased, which are overnight borrowings of other banks’ excess reserve funds at a United States Federal Reserve Bank. As at October 31, 2016, we had borrowed $906 million of federal funds ($263 million in 2015).

•	Commercial paper, which totalled $9,461 million as at October 31, 2016 ($7,134 million in 2015).
•	Covered Bonds, which totalled $19,705 million as at October 31, 2016 ($12,611 million in 2015).

During the year, we issued EUR €1,750 million of 0.1% Covered Bonds, Series 10 due October 20, 2023, US$1,500 million of 1.75% Covered Bonds, Series CBL 9 due June 15, 2021, €1,500 million of 0.125% Covered Bonds, Series CBL 8 due April 29, 2021 and €1,500 million of 0.10% Covered Bonds, Series CBL 7 due January 14, 2019. During 2015, we issued €1,500 million of 0.25% Covered Bonds, Series CBL 2 due January 22, 2020, GBP £325 million of 3-month GBP LIBOR + 0.19% Covered Bonds, Series CBL 3 due January 29, 2018, €1,500 million of 0.375% Covered Bonds, Series CBL 4 due August 5, 2020, €1,000 million of 0.75% Covered Bonds, Series CBL 5 due September 21, 2022 and €135 million of 1.597% Covered Bonds, Series CBL 6 due September 28, 2035. During the years ended October 31, 2016 and 2015, US$1,500 million of 2.625% Covered Bonds, Series CB3 matured and US$2,000 million of 2.85% Covered Bonds, Series CB2 matured, respectively (under our Global Registered Covered Bond Program).

During the year, we issued US$3,500 million of Senior Medium-Term Notes (Series C), consisting of US$1,000 million of 1.35% senior notes, US$2,000 million of 1.90% senior notes, and US$500 million of 3-month LIBOR + 0.79% floating rate notes, due August 28, 2018, August 27, 2021 and August 27, 2021, respectively, and US$2,000 million of Senior Medium-Term Notes (Series C), consisting of US$1,600 million of 1.5% senior notes and US$400 million of 3-month LIBOR + 0.65% floating rate notes, due July 18, 2019. During the year, US$2,000 million of Senior Medium-Term Notes (Series B), comprised of US$1,000 million of 1.3% senior notes and US$1,000 million of 3-month LIBOR + 0.52% floating rate notes, US$100 million of 1-month LIBOR + 0.17% European Medium-Term Notes (Series 86), GBP £375 million of 3-month GBP LIBOR + 0.45% European Medium-Term Notes (Series 70) and US$50 million of 3-month LIBOR + 0.12% European Medium-Term Notes (Series 84), matured.

The following table presents the maturity schedule for our deposits payable on a fixed date:

(Canadian $ in millions)	2016	2015
Within 1 year	155,548	144,609
1 to 2 years	24,683	23,385
2 to 3 years	20,637	23,324
3 to 4 years	11,659	7,753
4 to 5 years	18,005	11,170
Over 5 years	15,712	12,675
Total (1)	246,244	222,916

(1)	Includes $221,957 million of deposits, each greater than one hundred thousand dollars, of which $136,382 million were booked in Canada, $58,077 million were booked in the United States and $27,498 million were booked in other countries ($200,907 million, $103,101 million, $72,073 million and $25,733 million, respectively, in 2015). Of the $136,382 million of deposits booked in Canada, $54,904 million mature in less than three months, $5,020 million mature in three to six months, $13,737 million mature in six to twelve months and $62,721 million mature after 12 months ($103,101 million, $36,434 million, $4,956 million, $11,916 million and $49,795 million, respectively, in 2015). We have unencumbered liquid assets of $197,722 million to support these and other deposit liabilities ($188,463 million in 2015).

BMO Financial Group 199th Annual Report 2016	171

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Most of our structured note liabilities have been designated at fair value through profit or loss and are accounted for at fair value, which aligns the accounting result with the way the portfolio is managed. The change in fair value of these structured notes was recorded as a decrease of $73 million in non-interest revenue, trading revenue, and a decrease of $201 million before tax was recorded in other comprehensive income related to changes in our own credit spread for the year ended October 31, 2016 (an increase of $196 million recorded in non-interest revenue, trading revenue, and an increase of $143 million related to changes in our own credit spread in 2015). The impact of changes in our own credit spread is measured based on movements in our own credit spread year over year.

The cumulative change in fair value related to changes in our own credit spread that has been recognized since the notes were designated at fair value to October 31, 2016 was an unrealized loss of approximately $134 million. Upon adoption of the own credit provisions of IFRS 9 in 2015, $58 million of this unrealized loss has been recorded in other comprehensive income. The remaining unrealized loss of $76 million has been recorded through the Statement of Income in prior periods.

The fair value and notional amount due at contractual maturity of these notes as at October 31, 2016 were $11,604 million and $11,768 million, respectively ($9,429 million and $9,869 million, respectively, in 2015).

Note 14: Other Liabilities

Acceptances

Acceptances represent a form of negotiable short-term debt that is issued by our customers, which we guarantee for a fee. The fees earned are recorded in lending fees in our Consolidated Statement of Income over the term of the acceptance. The amount potentially due under the acceptances is recorded in other liabilities on our Consolidated Balance Sheet. We record the bank’s equivalent claim against our customers in the event of a call on these commitments in other assets on our Consolidated Balance Sheet.

Securities Lending and Borrowing

Securities lending and borrowing transactions are generally collateralized by securities or cash. Cash advanced or received as collateral is recorded in other assets or other liabilities, respectively. Interest earned on cash collateral is recorded in interest, dividend and fee income in our Consolidated Statement of Income, and interest expense on cash collateral is recorded in interest expense, other liabilities, in our Consolidated Statement of Income. The transfer of the securities to counterparties is only reflected in our Consolidated Balance Sheet if the risks and rewards of ownership have also been transferred. Securities borrowed are not recognized in our Consolidated Balance Sheet unless they are then sold to third parties, in which case the obligation to return the securities is recorded in Securities sold but not yet purchased at fair value, with any gains or losses recorded in non-interest revenue, trading revenues.

Securities Sold but not yet Purchased

Securities sold but not yet purchased represent our obligations to deliver securities that we did not own at the time of sale. These obligations are recorded at their fair value. Adjustments to the fair value as at the balance sheet date and gains and losses on the settlement of these obligations are recorded in trading revenues in our Consolidated Statement of Income.

Securities Lent or Sold Under Repurchase Agreements

Securities lent or sold under repurchase agreements represent short-term funding transactions in which we sell securities that we own and simultaneously commit to repurchase the same securities at a specified price on a specified date in the future. The obligation to repurchase these securities is recorded at the amount owing. The interest expense related to these liabilities is recorded on an accrual basis in interest expense, other liabilities, in our Consolidated Statement of Income.

Other Liabilities

The components of the other liabilities balance were as follows:

(Canadian $ in millions)	2016	2015
Securitization and structured entities liabilities	22,377	21,673
Accounts payable, accrued expenses and other items	10,030	8,747
Accrued interest payable	1,037	969
Liabilities of subsidiaries, other than deposits	7,250	3,948
Insurance-related liabilities	7,909	7,060
Pension liability (Note 22)	455	364
Other employee future benefits liability (Note 22)	1,343	1,192
Total	50,401	43,953

Notes issued by our credit protection vehicle, and recorded in securitization and structured entities liabilities, were designated at fair value through profit or loss and accounted for at fair value. This eliminated a measurement inconsistency that would otherwise have arisen from measuring these note liabilities and offsetting changes in the fair value of the related investments and derivatives on a different basis. The fair value of these note liabilities as at October 31, 2015 was $139 million and is recorded in other liabilities in our Consolidated Balance Sheet. During the year ended October 31, 2016, these note liabilities were fully repaid. The change in fair value of these note liabilities resulted in $nil in non-interest revenue, trading revenues, for the year ended October 31, 2016 ($nil in 2015).

We designate the obligation related to certain investment contracts in our insurance business at fair value through profit or loss, which eliminates a measurement inconsistency that would otherwise arise from measuring the investment contract liabilities and offsetting changes in the fair value of the investments supporting them on a different basis. The fair value of these investment contract liabilities as at October 31, 2016 of $682 million ($525 million as at October 31, 2015) is recorded in other liabilities in our Consolidated Balance Sheet. The change in fair value of these investment contract liabilities resulted in an increase of $55 million in insurance claims, commissions and changes in policy benefit liabilities for the year ended October 31, 2016 (increase of $24 million in 2015). For the year ended October 31, 2016, a loss of $7 million was recorded in other comprehensive income related to changes in our credit spread (a gain of $20 million in 2015). Changes in the fair value of investments backing these investment contract liabilities are recorded in non-interest revenue, insurance revenue. The impact of changes in our own credit spread is measured based on movements in our own credit spread over the year.

172	BMO Financial Group 199th Annual Report 2016

Insurance-Related Liabilities

We are engaged in insurance businesses related to life and health insurance, annuities and reinsurance.

Insurance claims and policy benefit liabilities represent current claims and estimates of future insurance policy benefits. Liabilities for life insurance contracts are determined using the Canadian Asset Liability Method, which incorporates best-estimate assumptions for mortality, morbidity, policy lapses, surrenders, future investment yields, policy dividends, administration costs and margins for adverse deviation. These assumptions are reviewed at least annually and updated to reflect actual experience and market conditions.

A reconciliation of the change in insurance-related liabilities is as follows:

(Canadian $ in millions)	2016	2015
Insurance-related liabilities, beginning of year	7,060	6,827
Increase (decrease) in life insurance policy benefit liabilities from:
New business	348	235
In-force policies	300	–
Changes in actuarial assumptions and methodology	41	(355)
Foreign currency	(1)	4
Net increase (decrease) in life insurance policy benefit liabilities	688	(116)
Change in other insurance-related liabilities	161	349
Insurance-related liabilities, end of year	7,909	7,060

Reinsurance

In the ordinary course of business, our insurance subsidiaries reinsure risks to other insurance and reinsurance companies in order to provide greater diversification, limit loss exposure to large risks, and provide additional capacity for future growth. These ceding reinsurance arrangements do not relieve our insurance subsidiaries of their direct obligation to the insureds. We evaluate the financial condition of the reinsurers and monitor their credit ratings to minimize our exposure to losses from reinsurer insolvency.

Reinsurance premiums ceded are recorded net against direct premium income and are included in non-interest revenue, insurance revenue, in our Consolidated Statement of Income for the years ended October 31, 2016, 2015 and 2014, as shown in the table below.

(Canadian $ in millions)	2016	2015	2014
Direct premium income	1,561	2,027	1,850
Ceded premiums	(271)	(466)	(450)
	1,290	1,561	1,400

Note 15: Subordinated Debt

Subordinated debt represents our direct unsecured obligations, in the form of notes and debentures, to our debt holders and forms part of our regulatory capital. Subordinated debt is recorded at amortized cost using the effective interest rate method. The rights of the holders of our notes and debentures are subordinate to the claims of depositors and certain other creditors. We require approval from OSFI before we can redeem any part of our subordinated debt. Where appropriate, we enter into fair value hedges to hedge the risks caused by changes in interest rates (see Note 8).

During the year ended October 31, 2016, we issued $1,250 million of 3.32% subordinated notes under our Canadian Medium-Term Note Program. The issue, Series I Medium-Term Notes First Tranche, is due June 1, 2026. The notes reset to a floating rate on June 1, 2021. We also issued $1,000 million of 3.34% subordinated debt under our Canadian Medium-Term Note Program. The issue, Series H Medium-Term Notes Second Tranche, is due December 8, 2025. The notes reset to a floating rate on December 8, 2020. During the year ended October 31, 2015, we did not issue any subordinated debt.

During the year ended October 31, 2016, we redeemed all of our outstanding $1,500 million Subordinated Debentures, Series G Medium-Term Notes First Tranche, at a redemption price of 100 percent of the principal amount plus accrued and unpaid interest to, but excluding, the redemption date, and we redeemed all of our outstanding $700 million Subordinated Debentures, Series D Medium-Term Notes First Tranche, at a redemption price of 100 percent of the principal amount plus accrued and unpaid interest to, but excluding, the redemption date. During the year ended October 31, 2015, we redeemed all of our outstanding $500 million Subordinated Debentures, Series C Medium-Term Notes Second Tranche, at a redemption price of 100 percent of the principal amount plus accrued and unpaid interest to, but excluding, the redemption date.

BMO Financial Group 199th Annual Report 2016	173

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The term to maturity and repayments of our subordinated debt required over the next two years and thereafter are as follows:

(Canadian $ in millions, except as noted)	Face value	Maturity date	Interest rate (%)	Redeemable at our option beginning in	2016 Total	2015 Total
Debentures Series 16	100	February 2017	10.00	February 2012 (1)	100	100
Debentures Series 20	150	December 2025 to 2040	8.25	Not redeemable	150	150
Series D Medium-Term Notes
First Tranche	700	April 2021	5.10	April 2016	–	700
Series F Medium-Term Notes
First Tranche	900	March 2023	6.17	March 2018 (2)	900	900
Series G Medium-Term Notes
First Tranche	1,500	July 2021	3.98	July 2016	–	1,500
Series H Medium-Term Notes
First Tranche	1,000	September 2024	3.12	September 2019 (3)	1,000	1,000
Series H Medium-Term Notes
Second Tranche	1,000	December 2025	3.34	December 2020 (4)	1,000	–
Series I Medium-Term Notes
First Tranche	1,250	June 2026	3.32	June 2021 (5)	1,250	–
Total (6)					4,400	4,350

(1)	Redeemable at the greater of par and the Canada Yield Price after their redemption date of February 20, 2012 until their maturity date of February 20, 2017.
(2)	Redeemable at the greater of par and the Canada Yield Price prior to March 28, 2018, and redeemable at par commencing March 28, 2018.
(3)	Redeemable at par together with accrued and unpaid interest to, but excluding, their redemption date commencing September 19, 2019.
(4)	Redeemable at par together with accrued and unpaid interest to, but excluding, their redemption date commencing December 8, 2020.
(5)	Redeemable at par together with accrued and unpaid interest to, but excluding, their redemption date commencing June 1, 2021.
(6)	Certain amounts of subordinated debt were issued at a premium or discount and include fair value hedge adjustments, which together increased their carrying value as at October 31, 2016 by $39 million ($66 million in 2015); see Note 8 for further details. Subordinated debt that we repurchase is excluded from the carrying value.

Please	refer to the offering circular related to each of the above issues for further details on Canada Yield Price calculations and the definition of CDOR.

Non-Viability Contingent Capital

The Series H Medium-Term Notes and the Series I Medium-Term Notes include a non-viability contingent capital provision, which is necessary for the notes issued after a certain date to qualify as regulatory capital under Basel III. As such, the notes are convertible into a variable number of our common shares if OSFI announces that the bank is, or is about to become, non-viable or if a federal or provincial government in Canada publicly announces that the bank has accepted or agreed to accept a capital injection, or equivalent support, to avoid non-viability.

Note 16: Equity

Share Capital

(Canadian $ in millions, except as noted)	2016			2015			2014
	Number of shares	Amount	Dividends declared per share	Number of shares	Amount	Dividends declared per share	Number of shares	Amount	Dividends declared per share
Preferred Shares – Classified as Equity
Class B – Series 13	–	–	–	–	–	0.56	14,000,000	350	1.13
Class B – Series 14	10,000,000	250	1.31	10,000,000	250	1.31	10,000,000	250	1.31
Class B – Series 15	10,000,000	250	1.45	10,000,000	250	1.45	10,000,000	250	1.45
Class B – Series 16	6,267,391	157	0.85	6,267,391	157	0.85	6,267,391	157	0.85
Class B – Series 17	5,732,609	143	0.53	5,732,609	143	0.60	5,732,609	143	0.64
Class B – Series 18	–	–	–	–	–	–	–	–	0.41
Class B – Series 21	–	–	–	–	–	–	–	–	0.81
Class B – Series 23	–	–	–	–	–	0.34	16,000,000	400	1.35
Class B – Series 25	9,425,607	236	0.84	11,600,000	290	0.98	11,600,000	290	0.98
Class B – Series 26	2,174,393	54	0.10	–	–	–	–	–	–
Class B – Series 27	20,000,000	500	1.00	20,000,000	500	1.00	20,000,000	500	0.59
Class B – Series 29	16,000,000	400	0.98	16,000,000	400	0.98	16,000,000	400	0.46
Class B – Series 31	12,000,000	300	0.95	12,000,000	300	0.95	12,000,000	300	0.31
Class B – Series 33	8,000,000	200	0.95	8,000,000	200	0.45	–	–	–
Class B – Series 35	6,000,000	150	1.25	6,000,000	150	0.41	–	–	–
Class B – Series 36	600,000	600	65.03	600,000	600	–	–	–	–
Class B – Series 38	24,000,000	600	–	–	–	–	–	–	–
		3,840			3,240			3,040
Common Shares
Balance at beginning of year	642,583,341	12,313		649,050,049	12,357		644,129,945	12,003
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	1,074,601	90		690,471	58		2,786,997	223
Issued/cancelled under the Stock Option Plan and other stock-based compensation plans (Note 21)	2,103,391	136		842,821	51		2,133,107	131
Repurchased for cancellation	–	–		(8,000,000)	(153)		–	–
Balance at End of Year	645,761,333	12,539	3.40	642,583,341	12,313	3.24	649,050,049	12,357	3.08
Share Capital		16,379			15,553			15,397

174	BMO Financial Group 199th Annual Report 2016

Preferred Shares

We are authorized by our shareholders to issue an unlimited number of Class A Preferred Shares and Class B Preferred Shares without par value, in series, for unlimited consideration. Class B Preferred Shares may be issued in a foreign currency.

On October 21, 2016, we issued 24 million Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 38, at a price of $25.00 cash per share, for gross proceeds of $600 million.

On October 16, 2015, we issued 600,000 Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 36, at a price of $1,000.00 per share, for gross proceeds of $600 million.

On July 29, 2015, we issued 6 million Non-Cumulative Perpetual Class B Preferred Shares, Series 35, at a price of $25.00 cash per share, for gross proceeds of $150 million.

On June 5, 2015, we issued 8 million Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 33, at a price of $25.00 cash per share, for gross proceeds of $200 million.

On July 30, 2014, we issued 12 million Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 31, at a price of $25.00 cash per share, for gross proceeds of $300 million.

On June 6, 2014, we issued 16 million Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 29, at a price of $25.00 cash per share, for gross proceeds of $400 million.

On April 23, 2014, we issued 20 million Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 27, at a price of $25.00 cash per share, for gross proceeds of $500 million.

On June 27, 2016, we announced that we did not intend to exercise our right to redeem the currently outstanding Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 25 (“Series 25 Preferred Shares”) on August 25, 2016. As a result, subject to certain conditions, the holders of Series 25 Preferred Shares had the right, at their option, to elect by August 10, 2016, to convert all or part of their Series 25 Preferred Shares on a one-for-one basis into Non-Cumulative Floating Rate Class B Preferred Shares, Series 26 (“Series 26 Preferred Shares”), effective August 25, 2016. As at October 31, 2016, approximately 9.4 million Series 25 Preferred Shares and approximately 2.2 million Series 26 Preferred Shares were outstanding for the five-year period commencing on August 26, 2016 and ending on August 25, 2021. Holders of Series 26 Preferred Shares have the option to convert back to Series 25 Preferred Shares, and holders of Series 25 Preferred Shares have the option to convert to Series 26 Preferred Shares on subsequent redemption dates. The Series 25 Preferred Shares carry a non-cumulative quarterly dividend based on prevailing 5-year market rates plus a pre-determined spread, established at each redemption date. The Series 26 Preferred Shares carry a non-cumulative quarterly dividend based on prevailing 3-month market rates plus a pre-determined spread, established prior to each dividend declaration date.

During the year ended October 31, 2015, we redeemed all of our Non-Cumulative Class B Preferred Shares, Series 13, at a redemption price of $25.25 per share for a gross redemption of $353 million. Dividends declared for the year ended October 31, 2015 were $0.56 per share and 14 million shares were outstanding at the time of the dividend declaration. We also redeemed all of our Non-Cumulative Class B Preferred Shares, Series 23, at a redemption price of $25.00 per share plus declared and unpaid dividends up to but excluding the date fixed for redemption. Dividends declared for the year ended October 31, 2015 were $0.34 per share and 16 million shares were outstanding at the time of the dividend declaration.

During the year ended October 31, 2014, we redeemed all of our Non-Cumulative Class B Preferred Shares, Series 18, at a redemption price of $25.00 per share plus declared and unpaid dividends up to but excluding the date fixed for redemption. Dividends declared for the year ended October 31, 2014 were $0.41 per share and 6 million shares were outstanding at the time of the dividend declaration. We also redeemed all of our Non-Cumulative Class B Preferred Shares, Series 21, at a redemption price of $25.00 per share plus declared and unpaid dividends up to but excluding the date fixed for redemption. Dividends declared for the year ended October 31, 2014 were $0.81 per share and 11 million shares were outstanding at the time of the dividend declaration.

Preferred Share Rights and Privileges

(Canadian $, except as noted)
	Redemption amount	Quarterly non- cumulative dividend (1)		Reset premiums	Date redeemable / convertible		Convertible to
Class B – Series 14	25.00	$0.328125		Does not reset	Current	(2)	Not convertible
Class B – Series 15	25.00	$0.3625		Does not reset	Current	(2)	Not convertible
Class B – Series 16	25.00	$0.211875	(3)	1.65%	August 25, 2018	(4)(5)	Class B – Series 17	(8)
Class B – Series 17	25.00	Floating	(7)	1.65%	August 25, 2018	(4)(6)	Class B – Series 16	(8)
Class B – Series 25	25.00	$0.112813	(3)	1.15%	August 25, 2021	(4)(5)	Class B – Series 26	(8)
Class B – Series 26	25.00	Floating	(7)	1.15%	August 25, 2021	(4)(6)	Class B – Series 25	(8)
Class B – Series 27	25.00	$0.2500	(3)	2.33%	May 25, 2019	(4)(5)	Class B – Series 28	(8)
Class B – Series 29	25.00	$0.24375	(3)	2.24%	August 25, 2019	(4)(5)	Class B – Series 30	(8)
Class B – Series 31	25.00	$0.2375	(3)	2.22%	November 25, 2019	(4)(5)	Class B – Series 32	(8)
Class B – Series 33	25.00	$0.2375	(3)	2.71%	August 25, 2020	(4)(5)	Class B – Series 34	(8)
Class B – Series 35	25.00	$0.3125		Does not reset	August 25, 2020	(2)	Not convertible
Class B – Series 36	1,000.00	$14.6250	(3)	4.97%	November 25, 2020	(4)(5)	Class B – Series 37	(8)
Class B – Series 38	25.00	$0.303125	(3)	4.06%	February 25, 2022	(4)(5)	Class B – Series 39	(8)

(1)	Non-cumulative dividends are payable quarterly as and when declared by the Board of Directors.
(2)	Subject to a redemption premium if redeemed prior to November 25, 2016 – Series 14; May 25, 2017 – Series 15; and August 25, 2024 – Series 35.
(3)	The dividend rate will reset on the date redeemable and every five years thereafter at a rate equal to the 5-year Government of Canada bond yield plus the reset premium noted. If converted to a floating rate series, the rate will be set as and when declared to the 3-month Government of Canada treasury bill yield plus the reset premium noted.
(4)	Redeemable on the date noted and every five years thereafter.
(5)	Convertible on the date noted and every five years thereafter if not redeemed. If converted, Series 17, 26, 28, 30, 32, 34, 37 and 39 are floating rate preferred shares.
(6)	Convertible on the date noted and every five years thereafter if not redeemed. If converted, Series 16 and 25 are fixed rate preferred shares.
(7)	Floating rate will be set as and when declared at the 3-month Government of Canada treasury bill yield plus a reset premium.
(8)	If converted, the holders have the option to convert back to the original preferred shares on subsequent redemption dates.

BMO Financial Group 199th Annual Report 2016	175

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Non-Viability Contingent Capital

Class B – Series 27, Class B – Series 29, Class B – Series 31, Class B – Series 33, Class B – Series 35, Class B – Series 36 and Class B – Series 38 preferred share issues include a non-viability contingent capital provision, which is necessary for the shares to qualify as regulatory capital under Basel III. As such, the shares are convertible into a variable number of our common shares if OSFI announces that the bank is, or is about to become, non-viable or if a federal or provincial government in Canada publicly announces that the bank has accepted or agreed to accept a capital injection, or equivalent support, to avoid non-viability.

Common Shares

We are authorized by our shareholders to issue an unlimited number of our common shares without par value, for unlimited consideration. Our common shares are not redeemable or convertible. Dividends are declared by our Board of Directors in their discretion. Historically the Board of Directors has declared dividends on a quarterly basis and the amount can vary from quarter to quarter.

Normal Course Issuer Bid

On February 1, 2016, we renewed our normal course issuer bid, effective for one year. Under this normal course issuer bid, we may repurchase up to 15 million of our common shares for cancellation. The timing and amount of purchases under the program are subject to management discretion based on factors such as market conditions and capital adequacy. We will consult with OSFI before making purchases under the bid.

Our previous normal course issuer bid, which allowed us to repurchase for cancellation up to 15 million of our common shares, expired on January 31, 2016. During the year ended October 31, 2016, we did not make any purchases under the normal course issuer bid. During the year ended October 31, 2015, we repurchased 8 million of our common shares at an average cost of $77.25 per share. During the year ended October 31, 2014, we did not make any repurchases under the normal course issuer bid.

Share Redemption and Dividend Restrictions

OSFI must approve any plan to redeem any of our preferred share issues for cash.

We are prohibited from declaring dividends on our preferred or common shares when we would be, as a result of paying such a dividend, in contravention of the capital adequacy, liquidity or any other regulatory directive issued under the Bank Act. In addition, common share dividends cannot be paid unless all dividends declared and payable on our preferred shares have been paid or sufficient funds have been set aside to do so.

In addition, we have agreed that if BMO Capital Trust II (the “Trust”), an unconsolidated structured entity, fails to pay any required distribution on its capital trust securities, we will not declare dividends of any kind on any of our preferred or common shares for a period of time following the Trust’s failure to pay the required distribution (as defined in the applicable prospectuses) unless the Trust first pays such distribution to the holders of its capital trust securities.

Currently, these limitations do not restrict the payment of dividends on common or preferred shares.

Shareholder Dividend Reinvestment and Share Purchase Plan

We offer a dividend reinvestment and share purchase plan (“DRIP”) for our shareholders. Participation in the plan is optional. Under the terms of the DRIP, cash dividends on common shares are reinvested to purchase additional common shares. Shareholders also have the opportunity to make optional cash payments to acquire additional common shares.

For the dividend paid in the first two quarters of 2016, common shares to supply the DRIP were purchased on the open market. For the dividend paid in the last two quarters of 2016, common shares to supply the DRIP were issued from treasury without a discount. For the dividend paid in the first quarter of 2015, common shares to supply the DRIP were issued from treasury without a discount. Commencing with the dividend paid in the second quarter of 2015, through to the fourth quarter of 2015, common shares to supply the DRIP were purchased on the open market. For the dividend paid in the first two quarters of 2014, common shares to supply the DRIP were purchased on the open market. For the dividend paid in the third quarter of 2014, common shares to supply the DRIP were issued from treasury without a discount. For the dividend paid in the fourth quarter of 2014, common shares to supply the DRIP were issued from treasury with a two percent discount.

During the year ended October 31, 2016, we issued a total of 1,074,601 common shares from treasury (690,471 in 2015) and purchased 1,279,488 common shares in the open market (1,998,589 in 2015) for delivery to shareholders under the DRIP.

Potential Share Issuances

As at October 31, 2016, we had reserved 44,768,331 common shares (5,842,932 in 2015) for potential issuance in respect of our Shareholder Dividend Reinvestment and Share Purchase Plan. We have also reserved 9,805,299 common shares (12,111,153 in 2015) for the potential exercise of stock options, as further described in Note 21.

Treasury Shares

When we purchase our common shares as part of our trading business, we record the cost of those shares as a reduction in shareholders’ equity. If those shares are resold at a price higher than their cost, the premium is recorded as an increase in contributed surplus. If those shares are resold at a price below their cost, the discount is recorded as a reduction first to contributed surplus and then to retained earnings for any amount in excess of total contributed surplus related to treasury shares.

Non-Controlling Interest

During the year ended October 31, 2016, our subsidiary, BMO Capital Trust, redeemed all remaining BMO Capital Trust Securities for an aggregate redemption amount of $450 million, plus accrued and unpaid distributions. These securities were recorded in non-controlling interest in the prior period. These securities formed part of our Tier 1 regulatory capital. Non-controlling interest in other consolidated entities was $24 million at October 31, 2016 ($37 million in 2015), which included $22 million for F&C Asset Management plc ($27 million in 2015).

176	BMO Financial Group 199th Annual Report 2016

Note 17: Fair Value of Financial Instruments

We record trading assets and liabilities, derivatives, available-for-sale securities and securities sold but not yet purchased at fair value, and other non-trading assets and liabilities at amortized cost less allowances or write-downs for impairment. The fair values presented in this note are based upon the amounts estimated for individual assets and liabilities and do not include an estimate of the fair value of any of the legal entities or underlying operations that comprise our business.

Fair value represents the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between willing market participants at the measurement date. The fair value amounts disclosed represent point-in-time estimates that may change in subsequent reporting periods due to changes in market conditions or other factors. Some financial instruments are not typically exchangeable or exchanged and therefore it is difficult to determine their fair value. Where there is no quoted market price, we determine fair value using management’s best estimates based on a range of valuation techniques and assumptions; since these involve uncertainties, the fair values may not be realized in an actual sale or immediate settlement of the asset or liability.

Governance Over the Determination of Fair Value

Senior executive oversight of our valuation processes is provided through various valuation and risk committees. In order to ensure that all financial instruments carried at fair value are reasonably measured for risk management and financial reporting purposes, we have established governance structures and controls, such as model validation and approval, independent price verification (“IPV”) and profit and loss attribution analysis (“PAA”), consistent with industry practice. These controls are applied independently of the relevant operating groups.

We establish and regularly update valuation methodologies for each financial instrument that is required to be measured at fair value. The application of valuation models for products or portfolios is subject to independent approval to ensure only validated models are used. The impact of known limitations of models and data inputs is also monitored on an ongoing basis. IPV is a process that regularly and independently verifies the accuracy and appropriateness of market prices or model inputs used in the valuation of financial instruments. This process assesses fair values using a variety of different approaches to verify and validate the valuations. PAA is a daily process used by management to identify and explain changes in fair value positions across all operating lines of business within BMO Capital Markets. This process works in concert with other processes to ensure that the fair values being reported are reasonable and appropriate.

Securities

For traded securities, quoted market value is considered to be fair value. Quoted market value is based on bid prices. Securities for which no active market exists are valued using all reasonably available market information. Our fair value methodologies are described below.

Government Securities

The fair value of government issued or guaranteed debt securities in active markets is determined by reference to recent transaction prices, broker quotes or third-party vendor prices. The fair value of securities that are not traded in an active market is modelled using implied yields derived from the prices of similar actively traded government securities and observable spreads. Market inputs to the model include coupon, maturity and duration.

Mortgage-Backed Securities and Collateralized Mortgage Obligations

The fair value of mortgage-backed securities and collateralized mortgage obligations is determined using independent prices obtained from third-party vendor prices, broker quotes and relevant market indices, as applicable. If such prices are not available, fair value is determined using cash flow models that make maximum use of observable market inputs or benchmark prices for similar instruments. Valuation assumptions for mortgage-backed securities and collateralized mortgage obligations include discount rates, expected prepayments, credit spreads and recoveries.

Corporate Debt Securities

The fair value of corporate debt securities is determined using prices observed in the most recent transactions. When observable price quotations are not available, fair value is determined based on discounted cash flow models using discounting curves and spreads obtained from independent dealers, brokers and multi-contributor pricing sources.

Corporate Equity Securities

The fair value of equity securities is based on quoted prices in active markets, where available. Where quoted prices in active markets are not readily available, fair value is determined using quoted market prices for similar securities or through valuation techniques, including discounted cash flow analysis and multiples of earnings.

Privately Issued Securities

Privately issued debt and equity securities are valued using recent prices observed in market transactions, where available. Otherwise, fair value is derived from valuation models using a market or income approach. These models consider various factors, including projected cash flows, earnings, revenue and other third-party evidence, as available. The fair value of limited partnership investments is based upon net asset values published by third-party fund managers.

Prices from brokers and multi-contributor pricing sources are corroborated as part of our independent review process, which may include using valuation techniques or obtaining consensus or composite prices from other pricing services. We validate the estimates of fair value by independently obtaining multiple quotes for external market prices and input values. We review the approach taken by third-party vendors to ensure that the vendor employs a valuation model which maximizes the use of observable inputs such as benchmark yields, bid-ask spreads, underlying collateral, weighted-average terms to maturity and prepayment rate assumptions. Fair value estimates from internal valuation techniques are verified, where possible, by reference to prices obtained from third-party vendors.

Loans

In determining the fair value of our fixed rate and floating rate performing loans, we discount the remaining contractual cash flows, adjusted for estimated prepayment, at market interest rates currently offered for loans with similar terms.

The value of our loan balances determined using this approach is further adjusted by a credit mark that represents an estimate of the expected credit losses in our loan portfolio.

BMO Financial Group 199th Annual Report 2016	177

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Derivative Instruments

A number of valuation techniques are employed to estimate fair value, including discounted cash flow analysis, the Black-Scholes model, Monte Carlo simulation and other accepted market models. These vetted models incorporate current market measures for interest rates, currency exchange rates, equity and commodity prices and indices, credit spreads, recovery rates, corresponding market volatility levels, spot prices, correlation levels and other market-based pricing factors. Option implied volatilities, an input into many valuation models, are either obtained directly from market sources or calculated from market prices. Multi-contributor pricing sources are used wherever possible.

In determining the fair value of complex and customized derivatives, we consider all reasonably available information, including dealer and broker quotations, multi-contributor pricing sources and any relevant observable market inputs. Our model calculates fair value based on inputs specific to the type of contract, which may include stock prices, correlation for multiple assets, interest rates, foreign exchange rates, yield curves and volatilities.

We calculate a credit valuation adjustment (“CVA”) to recognize the risk that any given derivative counterparty may not ultimately be able to fulfill its obligations. The CVA is derived from market-observed credit spreads or proxy credit spreads and our assessment of the net counterparty credit risk exposure, taking into account credit mitigants such as collateral, master netting agreements and settlements through clearing houses. We also calculate a funding valuation adjustment (“FVA”) to recognize the implicit funding costs associated with over-the-counter derivative positions. The FVA is determined by reference to market funding spreads.

Deposits

In determining the fair value of our deposits, we incorporate the following assumptions:

•

For fixed rate, fixed maturity deposits, we discount the remaining contractual cash flows for these deposits, adjusted for expected redemptions, at market interest rates currently offered for deposits with similar terms and risks.

•	For fixed rate deposits with no defined maturities, we consider fair value to equal carrying value, based on carrying value being equivalent to the amount payable on the reporting date.
•	For floating rate deposits, changes in interest rates have minimal impact on fair value since deposits reprice to market frequently. On that basis, fair value is assumed to equal carrying value.

A portion of our structured note liabilities that have coupons or repayment terms linked to the performance of interest rates, foreign currencies, commodities or equity securities have been designated at fair value through profit or loss. The fair value of these structured notes is estimated using internally vetted valuation models and incorporates observable market prices for identical or comparable securities, as well as other inputs such as interest rate yield curves, option volatilities and foreign exchange rates, where appropriate. Where observable prices or inputs, are not available, management judgment is required to determine the fair value by assessing other relevant sources of information, such as historical data and proxy information from similar transactions.

Securities Sold But Not Yet Purchased

The fair value of these obligations is based on the fair value of the underlying securities, which can be equity or debt securities. As these obligations are fully collateralized, the method used to determine fair value would be the same as that used for the relevant underlying equity or debt securities.

Securities Purchased Under Resale Agreements and Securities Sold Under Repurchase Agreements

The fair value of these agreements is determined using a discounted cash flow model. Inputs to the model include contractual cash flows and collateral funding spreads.

Securitization Liabilities

The determination of the fair value of securitization liabilities, recorded in other liabilities, is based on quoted market prices or quoted market prices for similar financial instruments, where available. Where quoted prices are not available, fair value is determined using valuation techniques, such as discounted cash flows, that maximize the use of observable inputs.

Subordinated Debt

The fair value of our subordinated debt is determined by referring to current market prices for the same or similar instruments.

Financial Instruments with a Carrying Value Approximating Fair Value

Short-term Financial Instruments

The carrying value of certain financial assets and liabilities, such as interest bearing deposits with banks, securities borrowed, customers’ liability under acceptances, certain other assets, acceptances, securities lent and certain other liabilities, is a reasonable estimate of fair value due to their short-term nature or because they are frequently repriced to current market rates.

Other Financial Instruments

Carrying value is assumed to be a reasonable estimate of fair value for our cash and cash equivalents and certain other securities.

For longer-term financial instruments recorded within other liabilities, fair value is determined as the present value of contractual cash flows using discount rates at which liabilities with similar remaining maturities could be issued as at the balance sheet date.

Certain assets, including premises and equipment, goodwill and intangible assets, as well as shareholders’ equity, are not considered financial instruments and therefore no fair value has been determined for these items.

178	BMO Financial Group 199th Annual Report 2016

Fair Value of Financial Instruments Not Carried at Fair Value on the Balance Sheet

Set out in the following tables are the amounts that would be reported if all financial assets and liabilities not currently carried at fair value were reported at their fair values.

(Canadian $ in millions)					2016
	Carrying value	Fair value	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)
Securities
Held to maturity	8,965	9,073	864	8,209	–
Other (1)	579	2,778	–	–	2,778
	9,544	11,851	864	8,209	2,778
Securities purchased under resale agreements (2)	56,272	56,246	–	56,246	–
Loans
Residential mortgages	112,277	112,400	–	–	112,400
Consumer instalment and other personal	64,680	64,043	–	–	64,043
Credit cards	8,101	7,862	–	–	7,862
Businesses and governments	175,597	173,601	–	–	173,601
	360,655	357,906	–	–	357,906

Deposits (3)	461,768	462,062	–	462,062	–
Securities sold under repurchase agreements (4)	34,932	35,222	–	35,222	–
Other liabilities (5)	23,080	23,610	–	23,610	–
Subordinated debt	4,439	4,580	–	4,580	–

This table excludes financial instruments with a carrying value approximating fair value, such as cash and cash equivalents, interest bearing deposits with banks, securities borrowed, customers’ liability under acceptances, certain other assets, acceptances, securities lent and certain other liabilities.

(1)	Excluded from other securities is $320 million of securities related to our merchant banking business that are carried at fair value on the balance sheet.
(2)	Excludes $10,374 million of securities borrowed for which carrying value approximates fair value.
(3)	Excludes $11,604 million of structured note liabilities designated at fair value through profit and loss and accounted for at fair value.
(4)	Excludes $5,786 million of securities lent for which carrying value approximates fair value.
(5)	Other liabilities include securitization and SE liabilities and certain other liabilities of subsidiaries, other than deposits.

(Canadian $ in millions)					2015
	Carrying value	Fair value	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)
Securities
Held to maturity	9,432	9,534	856	8,678	–
Other (1)	655	2,364	–	–	2,364
	10,087	11,898	856	8,678	2,364
Securities purchased under resale agreements (2)	55,626	54,979	–	54,979	–
Loans
Residential mortgages	105,918	106,322	–	–	106,322
Consumer instalment and other personal	65,598	64,668	–	–	64,668
Credit cards	7,980	7,728	–	–	7,728
Businesses and governments	145,076	143,387	–	–	143,387
	324,572	322,105	–	–	322,105

Deposits (3)	428,740	429,032	–	429,032	–
Securities sold under repurchase agreements (4)	33,576	33,704	–	33,704	–
Other liabilities (5)	22,497	23,025	–	23,025	–
Subordinated debt	4,416	4,590	–	4,590	–

This table excludes financial instruments with a carrying value approximating fair value, such as cash and cash equivalents, interest bearing deposits with banks, securities borrowed, customers’ liability under acceptances, certain other assets, acceptances, securities lent and certain other liabilities.

(1)	Excluded from other securities is $365 million of securities related to our merchant banking business that are carried at fair value on the balance sheet.
(2)	Excludes $12,440 million of securities borrowed for which carrying value approximates fair value.
(3)	Excludes $9,429 million of structured note liabilities designated at fair value through profit and loss and accounted for at fair value.
(4)	Excludes $6,315 million of securities lent for which carrying value approximates fair value.
(5)	Other liabilities include securitization and SE liabilities and certain other liabilities of subsidiaries, other than deposits.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Fair Value Hierarchy

We use a fair value hierarchy to categorize financial instruments according to the inputs we use in valuation techniques to measure fair value.

Valuation Techniques and Significant Inputs

We determine the fair value of publicly traded fixed maturity debt and equity securities using quoted prices in active markets (Level 1) when these are available. When quoted prices in active markets are not available, we determine the fair value of financial instruments using models such as discounted cash flows, with observable market data for inputs, such as yield and prepayment rates or broker quotes and other third-party vendor quotes (Level 2). Fair value may also be determined using models where significant market inputs are not observable due to inactive markets or minimal market activity (Level 3). We maximize the use of observable market inputs to the extent possible.

Our Level 2 trading securities are primarily valued using discounted cash flow models with observable spreads or broker quotes. The fair value of Level 2 available-for-sale securities is determined using discounted cash flow models with observable spreads or third-party vendor quotes. Level 2 structured note liabilities are valued using models with observable market information. Level 2 derivative assets and liabilities are valued using industry-standard models and observable market information.

BMO Financial Group 199th Annual Report 2016	179

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The extent of our use of actively quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and internal models without observable market information as inputs (Level 3) in the valuation of securities, fair value liabilities, derivative assets and derivative liabilities was as follows:

(Canadian $ in millions)	2016			2015
	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)
Trading Securities
Issued or guaranteed by:
Canadian federal government	10,998	1,954	–	12,342	1,512	–
Canadian provincial and municipal governments	3,404	4,018	–	3,183	3,568	–
U.S. federal government	6,012	136	–	2,937	314	–
U.S. states, municipalities and agencies	–	1,124	–	–	589	98
Other governments	316	286	–	396	15	–
Mortgage-backed securities and collateralized mortgage obligations	–	1,062	–	–	491	–
Corporate debt	565	8,996	91	328	8,717	243
Corporate equity	44,459	1,037	–	35,901	1,826	–
	65,754	18,613	91	55,087	17,032	341
Available-for-Sale Securities
Issued or guaranteed by:
Canadian federal government	6,286	1,882	–	4,988	2,982	–
Canadian provincial and municipal governments	3,995	2,237	–	2,658	2,267	–
U.S. federal government	9,557	–	–	1,754	–	–
U.S. states, municipalities and agencies	–	4,449	1	–	6,084	1
Other governments	3,083	2,144	–	2,328	3,084	–
Mortgage-backed securities and collateralized mortgage obligations	–	13,122	–	–	12,192	–
Corporate debt	4,974	2,314	4	5,977	1,972	6
Corporate equity	33	126	1,456	358	104	1,251
	27,928	26,274	1,461	18,063	28,685	1,258
Other Securities	–	–	320	–	–	365
Fair Value Liabilities
Securities sold but not yet purchased	23,552	1,554	–	19,499	1,727	–
Structured note liabilities and other note liabilities	–	11,613	–	–	9,577	–
Annuity liabilities	–	682	–	–	525	–
	23,552	13,849	–	19,499	11,829	–
Derivative Assets
Interest rate contracts	5	18,059	–	5	19,248	–
Foreign exchange contracts	31	18,945	–	18	16,281	–
Commodity contracts	405	814	–	605	1,062	–
Equity contracts	188	713	–	91	892	–
Credit default swaps	–	23	–	–	35	1
	629	38,554	–	719	37,518	1
Derivative Liabilities
Interest rate contracts	16	16,138	–	25	17,488	–
Foreign exchange contracts	17	18,462	–	15	20,091	–
Commodity contracts	262	909	–	380	2,391	–
Equity contracts	69	2,322	–	103	2,098	–
Credit default swaps	–	32	–	–	48	–
	364	37,863	–	523	42,116	–

Certain comparative figures have been reclassified to conform with the current year’s presentation.

180	BMO Financial Group 199th Annual Report 2016

Quantitative Information about Level 3 Fair Value Measurements

The table below presents the fair values of our significant Level 3 financial instruments, the valuation techniques used to determine their fair values and the value ranges of significant unobservable inputs used in the valuations.

As at October 31, 2016 (Canadian $ in millions, except as noted)	Reporting line in fair value hierarchy table	Fair value of assets		Significant unobservable inputs	Range of input values (1)
			Valuation techniques		Low	High
Securities
Private equity (2)	Corporate equity	1,456	Net Asset Value EV/EBITDA	Net Asset Value Multiple	na 4x	na 12x
Collateralized loan obligations securities (3)	Corporate debt	95	Discounted Cash Flow Model	Yield/Discount Margin	1.50%	1.50%
Merchant banking securities	Other	320	Net Asset Value EV/EBITDA	Net Asset Value Multiple	na 5.0x	na 8.8x

(1)	The low and high input values represent the actual highest and lowest level of inputs used to value a group of financial instruments in a particular product category. These input ranges do not reflect the level of input uncertainty, but are affected by the specific underlying instruments within the product category. The input ranges will therefore vary from period to period based on the characteristics of the underlying instruments held at each balance sheet date.
(2)	Included in private equity is $778 million of Federal Reserve Bank and U.S. Federal Home Loan Bank shares that we hold to meet regulatory requirements. These shares are carried at cost, which is deemed to approximate fair value since these shares are not traded in the market.
(3)	Includes both trading and available-for-sale instruments.

na – not applicable

Significant Unobservable Inputs in Level 3 Instrument Valuations

Net Asset Value

Net asset value represents the estimated value of a security based on valuations received from the investment or fund manager. The valuation of certain private equity securities is based on the economic benefit derived from our investment.

EV/EBITDA Multiple

The fair value of private equity and merchant banking investments is derived by calculating an enterprise value (“EV”) using the EV/EBITDA multiple and then proceeding through a waterfall of the company’s capital structure to determine the value of the assets or securities we hold. The EV/EBITDA multiple is determined using judgment in considering factors such as multiples for comparable listed companies, recent transactions and company-specific factors, as well as liquidity discounts that account for the lack of active trading in these assets and securities.

Yield/Discount Margin

A financial instrument’s yield is the interest rate used to discount future cash flows in a valuation model. An increase in the yield, in isolation, would result in a decrease in the related fair value measurement. The discount margin is the difference between a debt instrument’s yield and a benchmark instrument’s yield. Benchmark instruments have high credit quality ratings and similar maturities and are often government bonds. The discount margin for an instrument forms part of the yield used in a discounted cash flow calculation. Generally, an increase in the discount margin will result in a decrease in fair value.

Sensitivity Analysis of Level 3 Instruments

Sensitivity analysis at October 31, 2016, for securities which represent greater than 10% of Level 3 instruments, is provided below.

Within Level 3 trading securities is corporate debt of $91 million related to securities which are hedged with credit default swaps that are also considered to be Level 3 instruments. As at October 31, 2016, the derivative assets and derivative liabilities were valued at $nil and $nil, respectively. We determine the valuation of these derivatives and the related securities based on market-standard models we use to model the specific collateral composition and cash flow structure of the related deal. As at October 31, 2016, the impact of assuming a 10 basis point increase or decrease in the discount margin would be a $0.1 million decrease or increase in fair value, respectively.

We have not applied another reasonably possible alternative assumption to the significant Level 3 categories of private equity investments and merchant banking securities, as the net asset values are provided by the investment or fund managers.

Significant Transfers

Our policy is to record transfers of assets and liabilities between fair value hierarchy levels at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value. Transfers between the various fair value hierarchy levels reflect changes in the availability of quoted market prices or observable market inputs that result from changing market conditions. The following is a discussion of the significant transfers between Level 1, Level 2 and Level 3 balances for the year ended October 31, 2016.

During the year ended October 31, 2016, $174 million of trading securities and $110 million of available-for-sale securities were transferred from Level 1 to Level 2 due to reduced observability of the inputs used to value these securities. During the year ended October 31, 2016, $82 million of trading securities and $215 million of available-for-sale securities were transferred from Level 2 to Level 1 due to increased availability of quoted prices in active markets.

During the year ended October 31, 2016, $98 million of trading securities were transferred from Level 3 to Level 2 due to increased availability of observable inputs used to value these securities and $3 million of available-for-sale securities were transferred out of Level 3 because this investment became an associate.

BMO Financial Group 199th Annual Report 2016	181

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Changes in Level 3 Fair Value Measurements

The tables below present a reconciliation of all changes in Level 3 financial instruments during the years ended October 31, 2016 and 2015, including realized and unrealized gains (losses) included in earnings and other comprehensive income.

		Change in fair value
For the year ended October 31, 2016 (Canadian $ in millions)	Balance October 31, 2015	Included in earnings	Included in other compre- hensive income	Purchases	Sales	Maturities/ Settlement (1)	Transfers into Level 3	Transfers out of Level 3	Fair value as at October 31, 2016	Change in unrealized gains (losses) recorded in income for instruments still held (2)
Trading Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	98	–	–	–	–	–	–	(98)	–	–
Corporate debt	243	2	4	–	–	(158)	–	–	91	2
Total trading securities	341	2	4	–	–	(158)	–	(98)	91	2
Available-for-Sale Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	1	–	–	–	–	–	–	–	1	na
Corporate debt	6	–	–	9	(9)	(2)	–	–	4	na
Corporate equity	1,251	(27)	44	283	(92)	–	–	(3)	1,456	na
Total available-for-sale securities	1,258	(27)	44	292	(101)	(2)	–	(3)	1,461	na
Other Securities	365	(40)	7	42	(54)	–	–	–	320	(38)
Derivative Assets
Credit default swaps	1	–	–	–	–	(1)	–	–	–	–
Derivative Liabilities
Credit default swaps	–	–	–	–	–	–	–	–	–	–
(1)	Includes cash settlement of derivative assets and derivative liabilities.
(2)	Changes in unrealized gains (losses) on trading securities, derivative assets and derivative liabilities still held on October 31, 2016 are included in earnings for the year.

na – not applicable

		Change in fair value
For the year ended October 31, 2015 (Canadian $ in millions)	Balance October 31, 2014	Included in earnings	Included in other compre- hensive income	Purchases	Sales	Maturities/ Settlement (1)	Transfers into Level 3	Transfers out of Level 3	Fair value as at October 31, 2015	Change in unrealized gains (losses) recorded in income for instruments still held (2)
Trading Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	85	–	13	–	–	–	–	–	98	–
Corporate debt	538	(13)	79	–	–	(361)	–	–	243	(13)
Total trading securities	623	(13)	92	–	–	(361)	–	–	341	(13)
Available-for-Sale Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	1	–	–	–	–	–	–	–	1	na
Corporate debt	8	–	–	–	(1)	(1)	–	–	6	na
Corporate equity	1,104	(25)	178	151	(157)	–	–	–	1,251	na
Total available-for-sale securities	1,113	(25)	178	151	(158)	(1)	–	–	1,258	na
Other Securities	467	(34)	66	80	(214)	–	–	–	365	(26)
Derivative Assets
Credit default swaps	12	(11)	–	–	–	–	–	–	1	(11)
Derivative Liabilities
Credit default swaps	8	(8)	–	–	–	–	–	–	–	(8)
(1)	Includes cash settlement of derivative assets and derivative liabilities.
(2)	Changes in unrealized gains (losses) on trading securities, derivative assets and derivative liabilities still held on October 31, 2015 are included in earnings for the year.

na – not applicable

Certain comparative figures have been reclassified to conform with the current year’s presentation.

182	BMO Financial Group 199th Annual Report 2016

Note 18: Offsetting of Financial Assets and Financial Liabilities

Financial assets and financial liabilities are offset and the net amount is reported in our Consolidated Balance Sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously. The following table presents the amounts that have been offset in our Consolidated Balance Sheet, including securities purchased under resale agreements, securities sold under repurchase agreements and derivative instruments, generally under a market settlement mechanism (e.g. an exchange or clearing house) where simultaneous net settlement can be achieved to eliminate credit and liquidity risk between counterparties. Also presented are amounts not offset in the Consolidated Balance Sheet related to transactions where a master netting agreement or similar arrangement is in place with a right of set-off only in the event of default, insolvency or bankruptcy, or where the offset criteria are otherwise not met.

(Canadian $ in millions)							2016
				Amounts not offset in the balance sheet
	Gross amounts	Amounts offset in the balance sheet	Net amounts presented in the balance sheet	Impact of master netting agreements	Securities received/ pledged as collateral (1) (2)	Cash collateral	Net amount
Financial Assets
Securities borrowed or purchased under resale agreements	69,795	3,149	66,646	7,204	58,775	–	667
Derivative instruments	54,726	15,543	39,183	27,538	1,610	2,740	7,295
	124,521	18,692	105,829	34,742	60,385	2,740	7,962

Financial Liabilities
Derivative instruments	53,770	15,543	38,227	27,538	5,677	491	4,521
Securities lent or sold under repurchase agreements	43,867	3,149	40,718	7,204	33,281	–	233
	97,637	18,692	78,945	34,742	38,958	491	4,754

(Canadian $ in millions)							2015
				Amounts not offset in the balance sheet
	Gross amounts	Amounts offset in the balance sheet	Net amounts presented in the balance sheet	Impact of master netting agreements	Securities received/ pledged as collateral (1) (2)	Cash collateral	Net amount
Financial Assets
Securities borrowed or purchased under resale agreements	70,073	2,007	68,066	5,313	61,587	–	1,166
Derivative instruments	54,504	16,266	38,238	27,415	1,290	2,087	7,446
	124,577	18,273	106,304	32,728	62,877	2,087	8,612

Financial Liabilities
Derivative instruments	58,905	16,266	42,639	27,415	7,990	492	6,742
Securities lent or sold under repurchase agreements	41,898	2,007	39,891	5,313	34,104	–	474
	100,803	18,273	82,530	32,728	42,094	492	7,216

(1)	Financial assets received/pledged as collateral are disclosed at fair value and are limited to the net balance sheet exposure (i.e. any over-collateralization is excluded from the table).
(2)	Certain amounts of collateral are restricted from being sold or re-pledged except in the event of default or the occurrence of other predetermined events.

Note 19: Interest Rate Risk

We earn interest on interest bearing assets and we pay interest on interest bearing liabilities. We also hold derivative instruments, such as interest rate swaps and interest rate options, with values that are sensitive to changes in interest rates. To the extent that we hold assets, liabilities and derivative instruments maturing or repricing at different points in time, we are exposed to interest rate risk.

Interest Rate Gap Position

The determination of the interest rate sensitivity or gap position by necessity entails numerous assumptions. It is based on the earlier of the repricing date or maturity date of assets, liabilities and derivatives used to manage interest rate risk.

The gap position presented is as at October 31, 2016 and 2015. It represents the position outstanding at the close of the business day and may change significantly in subsequent periods based on customer behaviour and the application of our asset and liability management strategies.

The assumptions for the years ended October 31, 2016 and 2015 were as follows:

Assets

Fixed rate, fixed term assets, such as residential mortgage loans and consumer loans, are reported based upon the scheduled repayments and estimated prepayments that reflect expected borrower behaviour.

Trading and underwriting (mark-to-market) assets and interest bearing assets on which the customer interest rate changes with the prime rate or other short-term market rates are reported in the zero to three months category.

BMO Financial Group 199th Annual Report 2016	183

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Goodwill and intangible and fixed assets are reported as non-interest sensitive. Other fixed rate and non-interest bearing assets with no defined maturity are reported based upon an assumed maturity profile that considers historical and forecasted trends in balances.

Liabilities

Fixed rate, fixed term liabilities, such as investment certificates, are reported at scheduled maturity with estimated redemptions that reflect expected depositor behaviour.

Interest bearing deposits on which the customer interest rate changes with the prime rate or other short-term market rates are reported in the zero to three months category.

Fixed rate and non-interest bearing liabilities with no defined maturity are reported based upon an assumed maturity profile that considers historical and forecasted trends in balances.

Capital

Common shareholders’ equity is reported as non-interest sensitive.

Yields

Yields are based upon the effective interest rates for the assets or liabilities on October 31, 2016 and 2015.

Interest Rate Gap Position

(Canadian $ in millions, except as noted)
As at October 31, 2016	0 to 3 months	4 to 6 months	7 to 12 months	Total within 1 year	Effective interest rate (%)	1 to 5 years	Effective interest rate (%)	Over 5 years	Effective interest rate (%)	Non- interest sensitive	Total
Assets
Cash and cash equivalents	28,233	497	555	29,285	0.67	2,110	0.15	–	–	258	31,653
Interest bearing deposits with banks	4,449	–	–	4,449	0.49	–	–	–	–	–	4,449
Securities	94,542	1,942	2,183	98,667	1.20	26,661	1.90	23,563	2.65	1,094	149,985
Securities borrowed or purchased under resale agreements	62,173	4,072	338	66,583	0.39	63	0.66	–	–	–	66,646
Loans	207,409	16,803	26,794	251,006	3.14	102,265	3.56	5,459	3.77	–	358,730
Other assets	41,496	368	1,125	42,989	na	7,995	na	1,216	na	24,272	76,472
Total assets	438,302	23,682	30,995	492,979		139,094		30,238	–	25,624	687,935
Liabilities and Equity
Deposits	237,533	25,325	36,577	299,435	0.92	153,695	0.74	20,242	0.71	–	473,372
Securities sold but not yet purchased	25,106	–	–	25,106	1.33	–	–	–	–	–	25,106
Securities lent or sold under repurchase agreements	40,536	182	–	40,718	0.27	–	–	–	–	–	40,718
Other liabilities	61,993	494	1,763	64,250	na	13,655	na	10,040	na	14,027	101,972
Subordinated debt	39	100	–	139	7.19	4,150	3.89	150	7.83	–	4,439
Total equity	573	–	250	823	na	2,542	na	600	na	38,363	42,328
Total liabilities and shareholders’ equity	365,780	26,101	38,590	430,471		174,042		31,032		52,390	687,935
Asset/liability gap position	72,522	(2,419)	(7,595)	62,508		(34,948)		(794)		(26,766)	–
Notional amounts of derivatives	(57,456)	(29)	1,716	(55,769)		55,250		519		–	–
Total interest rate gap position – 2016
Canadian dollar	3,132	(687)	(84)	2,361		12,278		561		(15,200)	–
Foreign currency	11,934	(1,761)	(5,795)	4,378		8,024		(836)		(11,566)	–
Total gap	15,066	(2,448)	(5,879)	6,739	–	20,302	–	(275)	–	(26,766)	–
Total interest rate gap position – 2015
Canadian dollar	(419)	1,989	4,690	6,260		6,608		1,054		(13,922)	–
Foreign currency	8,258	(2,464)	(1,448)	4,346		11,940		(4,968)		(11,318)	–
Total gap	7,839	(475)	3,242	10,606	–	18,548	–	(3,914)	–	(25,240)	–

na – not applicable

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Note 20: Capital Management

Our objective is to maintain a strong capital position in a cost-effective structure that: considers our target regulatory capital ratios and internal assessment of required economic capital; is consistent with our targeted credit ratings; underpins our operating groups’ business strategies; and builds depositor confidence and long-term shareholder value.

Our approach includes establishing limits, targets and performance measures for the management of balance sheet positions, risk levels and minimum capital amounts, as well as issuing and redeeming capital instruments to obtain a cost-effective capital structure.

Regulatory capital requirements and risk-weighted assets for the consolidated entity are determined in accordance with OSFI’s Capital Adequacy Requirements Guideline which includes a Basel I capital floor.

Common Equity Tier 1 capital is the most permanent form of capital. It is comprised of common shareholders’ equity less deductions for goodwill, intangible assets and certain other items. Tier 1 capital is primarily comprised of regulatory common equity, preferred shares and innovative hybrid instruments, net of Tier 1 capital deductions.

184	BMO Financial Group 199th Annual Report 2016

Tier 2 capital is primarily comprised of subordinated debentures and the eligible portion of the collective allowance for credit losses, net of certain Tier 2 capital deductions. Total capital includes Tier 1 and Tier 2 capital. Details of the components of our capital position are presented in Notes 11, 12, 15 and 16.

Our Common Equity Tier 1 Capital Ratio, Tier 1 Capital Ratio, Total Capital Ratio and Leverage Ratio are the primary regulatory capital measures.

•	The Common Equity Tier 1 Capital Ratio is defined as common shareholders’ equity, net of capital adjustments, divided by Common Equity Tier 1 capital risk-weighted assets.
•	The Tier 1 Capital Ratio is defined as Tier 1 capital divided by Tier 1 capital risk-weighted assets.
•	The Total Capital Ratio is defined as Total capital divided by Total capital risk-weighted assets.
•	The Leverage Ratio is defined as Tier 1 capital divided by the sum of on-balance sheet items and specified off-balance sheet items, net of specified adjustments.

We have met OSFI’s stated minimum capital ratio requirements as at October 31, 2016.

Regulatory Capital Measures and Risk-Weighted Assets

(Canadian $ in millions, except as noted)	2016	2015
Common Equity Tier 1 Capital	28,159	25,628
Tier 1 Capital	32,236	29,416
Total Capital	37,862	34,584
Common Equity Tier 1 Capital Risk-Weighted Assets	277,562	239,689
Tier 1 Capital Risk-Weighted Assets	277,562	239,689
Total Capital Risk-Weighted Assets	277,562	239,716
Common Equity Tier 1 Capital Ratio	10.1%	10.7%
Tier 1 Capital Ratio	11.6%	12.3%
Total Capital Ratio	13.6%	14.4%
Leverage Ratio	4.2%	4.2%

All 2016 and 2015 balances above are on an “all-in” basis.

Note 21: Employee Compensation – Share-Based Compensation

Stock Option Plan

We maintain a Stock Option Plan for designated officers and employees. Options are granted at an exercise price equal to the closing price of our common shares on the day before the grant date. Stock options granted on or after December 2013 vest in equal tranches of 50% on the third and fourth anniversaries of their grant date. Options granted prior to December 2013 vest in tranches over a four-year period starting from their grant date. Each tranche is treated as a separate award with a different vesting period. Certain options can only be exercised once certain performance targets are met. All options expire 10 years from their grant date.

We determine the fair value of stock options on their grant date and record this amount as compensation expense over the period that the stock options vest, with a corresponding increase to contributed surplus. When these stock options are exercised, we issue shares and record the amount of proceeds, together with the amount recorded in contributed surplus, in share capital. The estimated grant date fair value of stock options granted to employees who are eligible to retire is expensed at the date of grant.

The following table summarizes information about our Stock Option Plan:

(Canadian $, except as noted)		2016		2015		2014
	Number of stock options	Weighted- average exercise price	Number of stock options	Weighted- average exercise price	Number of stock options	Weighted- average exercise price
Outstanding at beginning of year	12,111,153	74.08	13,337,765	76.21	14,968,711	78.17
Granted	754,714	77.23	641,875	78.09	1,618,223	68.60
Exercised	2,103,391	55.32	842,821	54.22	2,133,107	53.66
Forfeited/cancelled	104,606	71.76	71,281	64.49	88,965	79.77
Expired	852,571	158.30	954,385	139.14	1,027,097	139.34
Outstanding at end of year	9,805,299	72.21	12,111,153	74.08	13,337,765	76.21
Exercisable at end of year	5,605,485	74.25	6,959,569	80.52	6,607,237	90.85
Available for grant	4,151,676		4,275,858		4,222,722
Outstanding stock options as a percentage of outstanding shares	1.52%		1.88%		2.06%

Employee compensation expense related to this plan for the years ended October 31, 2016, 2015 and 2014 was $6 million, $6 million and $11 million before tax, respectively ($6 million, $6 million and $11 million after tax, respectively).

The intrinsic value of a stock option grant is the difference between the current market price of our common shares and the strike price of the option. The aggregate intrinsic value of stock options outstanding at October 31, 2016, 2015 and 2014 was $211 million, $179 million and $279 million, respectively. The aggregate intrinsic value of stock options exercisable at October 31, 2016, 2015 and 2014 was $146 million, $125 million and $145 million, respectively.

BMO Financial Group 199th Annual Report 2016	185

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Options outstanding and exercisable at October 31, 2016 and 2015 by range of exercise price were as follows:

(Canadian $, except as noted)						2016						2015
		Options outstanding			Options exercisable			Options outstanding			Options exercisable
Range of exercise prices	Number of stock options	Weighted- average remaining contractual life (years)	Weighted- average exercise price	Number of stock options	Weighted- average remaining contractual life (years)	Weighted- average exercise price	Number of stock options	Weighted- average remaining contractual life (years)	Weighted- average exercise price	Number of stock options	Weighted- average remaining contractual life (years)	Weighted- average exercise price
$30.01 to $40.00	302,174	2.1	34.13	302,174	2.1	34.13	577,358	3.1	34.13	577,358	3.1	34.13
$40.01 to $50.00	120,224	2.9	41.65	120,224	2.9	41.65	187,327	3.6	42.46	187,327	3.6	42.46
$50.01 to $60.00	3,179,402	4.4	56.07	3,179,402	4.4	56.07	4,218,387	5.3	56.00	3,624,686	5.2	56.00
$60.01 to $70.00	4,158,001	5.1	64.05	1,291,855	5.2	60.36	5,458,588	5.2	63.94	1,531,760	4.5	61.87
$70.01 and over (1)	2,045,498	6.2	121.31	711,830	1.4	203.16	1,669,493	4.7	170.26	1,038,438	2.0	226.28

(1)	Certain options were issued as part of the acquisition of M&I.

The following table summarizes non-vested stock option activity for the years ended October 31, 2016 and 2015:

(Canadian $, except as noted)		2016		2015
	Number of stock options	Weighted-average grant date fair value	Number of stock options	Weighted-average grant date fair value
Non-vested at beginning of year	5,151,584	6.55	6,730,528	6.74
Granted	754,714	7.60	641,875	7.45
Vested	1,075,952	5.42	1,533,402	6.90
Expired	525,926	8.70	623,730	8.55
Forfeited/cancelled	104,606	6.78	63,687	6.68
Non-vested at end of year	4,199,814	6.76	5,151,584	6.55
The following table summarizes further information about our Stock Option Plan:

(Canadian $ in millions, except as noted)	2016	2015	2014
Unrecognized compensation cost for non-vested stock option awards	4	4	5
Weighted-average period over which this cost will be recognized (in years)	2.5	2.3	2.7
Total intrinsic value of stock options exercised	55	18	49
Cash proceeds from stock options exercised	116	46	115
Actual tax benefits realized on stock options exercised	–	1	1
Weighted-average share price for stock options exercised (in dollars)	81.41	76.05	76.63

The fair value of options granted was estimated using a binomial option pricing model. The weighted-average fair value of options granted during the years ended October 31, 2016, 2015 and 2014 was $7.60, $7.45 and $6.36, respectively. To determine the fair value of the stock option tranches on the grant date, the following ranges of values were used for each option pricing assumption:

	2016	2015	2014
Expected dividend yield	5.5%	4.7% – 4.8%	5.0%
Expected share price volatility	19.8% – 20.0%	16.9% – 17.0%	16.4%
Risk-free rate of return	1.3% – 1.4%	1.9% – 2.0%	2.5% – 2.6%
Expected period until exercise (in years)	6.5 – 7.0	6.5 – 7.0	6.5 – 7.0

Changes to the input assumptions can result in different fair value estimates.

Expected dividend yield is based on market expectations of future dividends on our common shares. Expected share price volatility is determined based on the market consensus implied volatility for traded options on our common shares. The risk-free rate is based on the yields of a Canadian swap curve with maturities similar to the expected period until exercise of the options. The weighted-average exercise price on the grant date for the years ended October 31, 2016, 2015 and 2014 was $77.23, $78.09 and $68.60, respectively.

Other Share-Based Compensation

Share Purchase Plans

We offer various employee share purchase plans. The largest of these plans provides the employee the option of directing a portion of their gross salary toward the purchase of our common shares. We match 50% of employee contributions up to 6% of their individual gross salary. Our contributions during the first two years vest after two years of participation in the plan, with subsequent contributions vesting immediately. The shares held in the employee share purchase plan are purchased on the open market and are considered outstanding for purposes of computing earnings per share. The dividends earned on our common shares held by the plan are used to purchase additional common shares on the open market.

We account for our contribution as employee compensation expense when it is contributed to the plan.

Employee compensation expense related to these plans for the years ended October 31, 2016, 2015 and 2014 was $51 million, $52 million and $50 million, respectively. There were 18.9 million, 19.0 million and 18.7 million common shares held in these plans for the years ended October 31, 2016, 2015 and 2014, respectively.

Mid-Term Incentive Plans

We offer mid-term incentive plans for executives and certain senior employees. Payment amounts are adjusted to reflect reinvested dividends and changes in the market value of our common shares. Depending on the plan, the recipient receives either a single cash payment at the end of the three-year period of the plan, or cash payments over the three years of the plan. As the awards are cash settled, they are recorded as liabilities.

186	BMO Financial Group 199th Annual Report 2016

Amounts payable under such awards are recorded as compensation expense over the vesting period. Amounts related to units granted to employees who are eligible to retire are expensed at the time of grant. Subsequent changes in the fair value of the liability are recorded in compensation expense in the period in which they arise.

Mid-term incentive plan units granted during the years ended October 31, 2016, 2015 and 2014 totalled 6.4 million, 5.8 million and 5.9 million, respectively.

Prior to 2015, we entered into agreements with third parties to assume our liabilities related to a portion of units granted for a fixed up-front payment. For units subject to such arrangements, we no longer have any obligation for future cash payments and as a result no liability is recorded related to these awards. All cash payments made under such arrangements are deferred on the Consolidated Balance Sheet as other assets and are recognized on a straight-line basis over the vesting period. Subsequent changes in the market value of our common shares do not affect the amount of compensation expense related to these awards.

The amount of deferred compensation remaining in other assets relating to these arrangements at October 31, 2016 was $2 million ($38 million in 2015) and is expected to be recognized over a weighted-average period of less than 1 year (1 year in 2015).

Employee compensation expense related to plans where we entered into agreements with third parties for the years ended October 31, 2016, 2015 and 2014 was $26 million, $81 million and $239 million before tax, respectively ($19 million, $60 million and $177 million after tax, respectively).

Mid-term incentive plan units for which we did not enter into agreements with third parties for the years ended October 31, 2016, 2015 and 2014 totalled 6.4 million, 5.8 million and 3.1 million units, respectively. The weighted-average grant date fair value of these awards as at 0ctober 31, 2016, 2015 and 2014 was $492 million, $475 million and $228 million, respectively, for which we recorded employee compensation expense of $537 million, $303 million and $172 million before tax, respectively ($397 million, $224 million and $127 million after tax, respectively). Beginning in November 2014, we no longer enter into agreements with third parties; however, we economically hedge the impact of the change in market value of our common shares by entering into total return swaps (equity contracts). Gains (losses) recognized for the years ended October 31, 2016, 2015 and 2014 were $111 million, $(27) million and $59 million, respectively, resulting in net employee compensation expense of $426 million, $330 million and $113 million, respectively.

A total of 17.0 million, 16.1 million and 16.5 million mid-term incentive plan units were outstanding as at October 31, 2016, 2015 and 2014, respectively, and the intrinsic value of those awards which had vested was $883 million, $497 million and $288 million, respectively. Cash payments made in relation to these liabilities were $131 million, $127 million and $57 million, respectively.

Deferred Incentive Plans

We offer deferred incentive plans for members of our Board of Directors, executives and key employees in BMO Capital Markets and Wealth Management. Under these plans, fees, annual incentive payments and/or commissions can be deferred as share units of our common shares. These share units are either fully vested on the grant date or vest at the end of three years. The value of these share units is adjusted to reflect reinvested dividends and changes in the market value of our common shares.

Deferred incentive plan payments are paid in cash upon the participant’s departure from the bank.

Employee compensation expense for these plans is recorded in the year the fees, incentive payments and/or commissions are earned. Changes in the amount of the incentive plan payments as a result of dividends and share price movements are recorded as increases or decreases in employee compensation expense in the period of the change.

Deferred incentive plan units granted during the years ended October 31, 2016, 2015 and 2014 totalled 0.4 million, 0.3 million and 0.4 million, respectively, and the weighted-average grant date fair value of these units was $28 million, $26 million and $26 million, respectively.

Liabilities related to these plans are recorded in other liabilities in our Consolidated Balance Sheet and totalled $414 million and $395 million as at October 31, 2016 and 2015, respectively. Payments made under these plans for the years ended October 31, 2016, 2015 and 2014 were $53 million, $25 million and $18 million, respectively.

Employee compensation expense related to these plans for the years ended October 31, 2016, 2015 and 2014 was $67 million, $(2) million and $63 million before tax, respectively ($50 million, $(1) million and $47 million after tax, respectively). We have entered into derivative instruments to hedge our exposure related to these plans. Changes in the fair value of these derivatives are recorded as employee compensation expense in the period in which they arise. Gains (losses) on these derivatives for the years ended October 31, 2016, 2015 and 2014 were $57 million, $(16) million and $52 million before tax, respectively. These gains (losses) resulted in net employee compensation expense for the years ended October 31, 2016, 2015 and 2014 of $10 million, $14 million and $11 million before tax, respectively ($7 million, $10 million and $8 million after tax, respectively).

A total of 4.8 million, 4.9 million and 4.7 million deferred incentive plan units were outstanding for the years ended October 31, 2016, 2015 and 2014, respectively.

BMO Financial Group 199th Annual Report 2016	187

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 22: Employee Compensation – Pension and Other Employee Future Benefits

Pension and Other Employee Future Benefit Plans

We sponsor a number of arrangements globally, with the largest of such arrangements located in Canada, the United States and the United Kingdom, that provide pension and/or other employee future benefits to our retired and current employees. The largest of these arrangements, by defined benefit obligation, are the primary defined benefit pension plans for employees in Canada and the United States and the primary other employee future benefit plan for employees in Canada.

Pension arrangements include defined benefit pension plans, as well as supplementary arrangements that provide pension benefits in excess of statutory limits. Generally, under these plans we provide retirement benefits based on an employee’s years of service and average annual earnings over a period of time prior to retirement. Our pension and other employee future benefit expenses, recorded in employee compensation expense, mainly comprise the current service cost plus or minus the interest on net defined benefit assets or liabilities. In addition, we provide defined contribution pension plans to employees in some of our subsidiaries. The costs of these plans, recorded in employee compensation expense, are equal to our contributions to the plans.

During the year, we announced the closure of the defined benefit pension plans for our employees in the United States. As a result of the closure of these plans, we recorded a curtailment gain of $52 million in non-interest expense, employee compensation, in our Consolidated Statement of Income. A defined contribution pension plan will be available for employees affected by the closure in 2017.

We also provide other employee future benefits, including health and dental care benefits and life insurance, for eligible current and retired employees.

Short-term employee benefits, such as salaries, paid absences, bonuses and other benefits, are accounted for on an accrual basis over the period in which the employees provide the related services.

Investment Policy

The assets of the defined benefit pension plans are managed in accordance with all applicable laws and regulations. The plans are administered under a well-defined governance structure, with the oversight resting with the Board of Directors.

The plans are managed under a framework that considers both assets and liabilities in the development of an investment policy and in managing risk. Over the past several years, we have implemented a liability-driven investment strategy for the primary Canadian plan to enhance risk-adjusted returns while reducing the plan’s surplus volatility. This strategy has meaningfully reduced the impact of the plan on our regulatory capital.

The plans invest in asset classes that include equities, fixed income and alternative strategies, under established investment guidelines. Plan assets are diversified across asset classes and by geographic exposure. They are managed by asset management firms that are responsible for the selection of investment securities. Derivative instruments are permitted under policy guidelines and are generally used to hedge foreign currency exposures, manage interest rate exposures or replicate the return of an asset.

Asset Allocations

The asset allocation ranges and weighted-average actual asset allocations of our primary pension plans, based on the fair market values at October 31, are as follows:

	Pension benefit plans
	Range 2016	Actual 2016	Actual 2015
Equities	25% – 50%	42%	42%
Fixed income investments	35% – 55%	44%	45%
Other	10% – 25%	14%	13%

Our pension and other employee future benefit plan assets are measured at fair value on a recurring basis.

Risk Management

The plans are exposed to various risks, including market risk (interest rate, equity and foreign currency risks), credit risk, operational risk, surplus risk and longevity risk. We follow a number of approaches to monitor and actively manage these risks, including monitoring surplus-at-risk, which measures a plan’s risk in an asset-liability framework; stress testing and scenario analyses to evaluate the volatility of the plans’ financial positions and any potential impact on the bank; hedging of currency exposures and interest rate risk within policy limits; controls related to asset mix allocations, geographic allocations, portfolio duration, credit quality, sector guidelines, issuer/counterparty limits and others; and ongoing monitoring of exposures, performance and risk levels.

Pension and Other Employee Future Benefit Liabilities

Our actuaries perform valuations of our defined benefit obligations for pension and other employee future benefits as at October 31 of each year using the projected unit credit method based on management’s assumptions about discount rates, rates of compensation increase, retirement age, mortality and health care cost trend rates.

The discount rates for the primary Canadian and U.S. pension and other employee future benefit plans were selected based on high-quality AA rated corporate bond yields with terms matching the plans’ cash flows.

The fair value of plan assets is deducted from the defined benefit obligation to determine the net defined benefit asset or liability. For defined benefit pension plans that are in a net defined benefit asset position, the recognized asset is limited to the present value of economic benefits available in the form of future refunds from the plan or reductions in future contributions to the plan (the “asset ceiling”). Changes in the asset ceiling are recognized in other comprehensive income. Components of the change in our net defined benefit assets or liabilities and our pension and other employee future benefit expense are as follows:

Benefits earned by employees represent benefits earned in the current year. They are determined with reference to the current workforce and the amount of benefits to which employees will be entitled upon retirement, based on the provisions of our benefit plans.

188	BMO Financial Group 199th Annual Report 2016

Interest on net defined benefit asset or liability represents the increase in the net defined benefit asset or liability that results from the passage of time and is determined by applying the discount rate to the net defined benefit asset or liability.

Actuarial gains and losses may arise in two ways. First, each year our actuaries recalculate the defined benefit obligations and compare them to those estimated as at the previous year end. Any differences that result from changes in demographic and economic assumptions or from plan member experience being different from management’s expectations at the previous year end are considered actuarial gains or losses. Second, actuarial gains and losses arise when there are differences between the discount rate and actual returns on plan assets. Actuarial gains and losses are recognized immediately in other comprehensive income as they occur and are not subsequently reclassified to income in future periods.

Plan amendments are changes in our defined benefit obligations that result from changes to provisions of the plans. The effects of plan amendments are recognized immediately in income when a plan is amended.

Settlements occur when defined benefit obligations for plan participants are settled, usually through lump sum cash payments, and as a result we no longer have any obligation to provide such participants with benefit payments in the future.

Funding of Pension and Other Employee Future Benefit Plans

We fund our defined benefit pension plans in Canada and the United States in accordance with statutory requirements, and the assets in these plans are used to pay benefits to retirees and other employees. Some groups of employees are also eligible to make voluntary contributions in order to receive enhanced benefits. Our supplementary pension plan in Canada is funded, while in the United States the supplementary pension plan is unfunded.

Our other employee future benefit plans in Canada and the United States are either partially funded or unfunded. Benefit payments related to these plans are either paid through the respective plan or paid directly by us.

We measure the fair value of plan assets for our plans in Canada and the United States as at October 31. In addition to actuarial valuations for accounting purposes, we are required to prepare valuations for determining our minimum funding requirements for our pension arrangements in accordance with the relevant statutory framework (our “funding valuation”). An annual funding valuation is performed for our plans in Canada and the United States. The most recent funding valuation for our primary Canadian plan was performed as at October 31, 2016 and the most recent funding valuation for our primary U.S. plan was performed as at January 1, 2016. Benefit payments for fiscal 2017 are estimated to be $477 million.

A summary of plan information for the past three years is as follows:

(Canadian $ in millions)	Pension benefit plans			Other employee future benefit plans
	2016	2015	2014	2016	2015	2014
Defined benefit obligation	8,992	7,934	7,504	1,493	1,323	1,317
Fair value of plan assets	8,655	8,072	7,536	150	131	113
Surplus (deficit) and net defined benefit asset (liability)	(337)	138	32	(1,343)	(1,192)	(1,204)
Surplus (deficit) is comprised of:
Funded or partially funded plans	(127)	362	197	7	(32)	(12)
Unfunded plans	(210)	(224)	(165)	(1,350)	(1,160)	(1,192)
Surplus (deficit) and net defined benefit asset (liability)	(337)	138	32	(1,343)	(1,192)	(1,204)

Pension and Other Employee Future Benefit Expenses

Pension and other employee future benefit expenses are determined as follows:

(Canadian $ in millions)	Pension benefit plans			Other employee future benefit plans
	2016	2015	2014	2016	2015	2014
Annual benefits expense
Benefits earned by employees	224	286	241	25	29	25
Net interest (income) expense on net defined benefit (asset) liability	(10)	(5)	(11)	52	50	50
Gain on settlement	–	(13)	–	–	–	–
Administrative expenses	5	4	5	–	–	–
Remeasurement of other long-term benefits	–	–	–	6	4	(5)
Benefits expense	219	272	235	83	83	70
Canada and Quebec pension plan expense	73	73	68	–	–	–
Defined contribution expense	96	86	66	–	–	–
Total annual pension and other employee future benefit expenses recognized in the Consolidated Statement of Income	388	431	369	83	83	70

Weighted-average assumptions used to determine benefit expenses

	Pension benefit plans			Other employee future benefit plans
	2016	2015	2014	2016		2015		2014
Discount rate at beginning of year	4.2%	4.1%	4.6%	4.4%		4.2%		4.7%
Rate of compensation increase	2.7%	2.9%	2.9%	2.4%		2.6%		2.7%
Assumed overall health care cost trend rate	na	na	na	5.3%	(1)	5.5%	(1)	5.4%	(1)

(1)	Trending to 4.5% in 2030 and remaining at that level thereafter.

na – not applicable

BMO Financial Group 199th Annual Report 2016	189

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Assumptions regarding future mortality are based on published statistics and mortality tables calibrated to plan experience, when applicable. The current life expectancies underlying the amounts of the defined benefit obligations for our primary plans are as follows:

(Years)	Canada		United States
	2016	2015	2016	2015
Life expectancy for those currently age 65
Males	23.5	23.5	22.2	22.2
Females	23.9	23.9	23.8	23.7
Life expectancy at age 65 for those currently age 45
Males	24.5	24.5	23.4	23.3
Females	24.9	24.9	25.0	24.9

Changes in the estimated financial positions of our pension benefit plans and other employee future benefit plans are as follows:

(Canadian $ in millions, except as noted)	Pension benefit plans		Other employee future benefit plans
	2016	2015	2016	2015
Defined benefit obligation
Defined benefit obligation at beginning of year	7,934	7,504	1,323	1,317
Current service cost	224	286	25	29
Interest cost	326	311	57	55
Gain due to settlement	–	(13)	–	–
Benefits paid	(406)	(373)	(42)	(39)
Settlement payments	–	(92)	–	–
Employee contributions	13	12	4	4
Actuarial (gains) losses due to:
Demographic assumption changes	(34)	17	(37)	(47)
Financial assumption changes	1,041	(146)	164	(33)
Plan member experience	(9)	108	(6)	11
Foreign exchange and other	(97)	320	5	26
Defined benefit obligation at end of year	8,992	7,934	1,493	1,323
Wholly or partially funded defined benefit obligation	8,782	7,710	143	163
Unfunded defined benefit obligation	210	224	1,350	1,160
Total defined benefit obligation	8,992	7,934	1,493	1,323
Weighted-average assumptions used to determine the defined benefit obligation
Discount rate at end of year	3.4%	4.2%	3.6%	4.4%
Rate of compensation increase	2.8%	2.7%	2.4%	2.4%
Assumed overall health care cost trend rate	na	na	5.3% (1)	5.5% (1)
Fair value of plan assets
Fair value of plan assets at beginning of year	8,072	7,536	131	113
Interest income	336	316	5	5
Return on plan assets (excluding interest income)	532	182	10	(6)
Employer contributions	235	231	38	35
Employee contributions	13	12	4	4
Benefits paid	(406)	(373)	(42)	(39)
Settlement payments	–	(92)	–	–
Administrative expenses	(5)	(4)	–	–
Foreign exchange and other	(122)	264	4	19
Fair value of plan assets at end of year	8,655	8,072	150	131
Surplus (deficit) and net defined benefit asset (liability) at end of year	(337)	138	(1,343)	(1,192)
Recorded in:
Other assets	118	502	–	–
Other liabilities	(455)	(364)	(1,343)	(1,192)
Surplus (deficit) and net defined benefit asset (liability) at end of year	(337)	138	(1,343)	(1,192)
Actuarial gains (losses) recognized in other comprehensive income
Net actuarial gains on plan assets	532	182	10	(6)
Actuarial gains (losses) on defined benefit obligation due to:
Demographic assumption changes	34	(17)	34	44
Financial assumption changes	(1,041)	146	(160)	35
Plan member experience	9	(108)	12	(4)
Foreign exchange and other	(8)	(22)	–	1
Actuarial gains (losses) recognized in other comprehensive income for the year	(474)	181	(104)	70

(1)	Trending to 4.5% in 2030 and remaining at that level thereafter.

na – not applicable

Certain comparative figures have been reclassified to conform with the current year’s presentation.

190	BMO Financial Group 199th Annual Report 2016

Our pension and other employee future benefit plan assets are measured at fair value on a recurring basis. The fair values of plan assets held by our primary plans as at October 31 are as follows:

(Canadian $ in millions)	Canadian plans		U.S. plans (1)
	2016	2015	2016	2015
Cash and money market funds (2)	68	44	48	62
Securities issued or guaranteed by: (3)
Canadian federal government	144	188	–	–
Canadian provincial and municipal governments	722	603	–	–
U.S. federal government	3	–	145	91
U.S. states, municipalities and agencies	–	–	18	14
Other governments	–	9	–	–
Pooled funds (4)	3,451	3,166	106	86
Derivative instruments	(26)	(5)	–	–
Corporate debt (5)	881	892	481	458
Corporate equity (2)	832	792	539	511
	6,075	5,689	1,337	1,222

(1)	All of the U.S. plans’ assets have quoted prices in active markets, except pooled funds, corporate debt and securities issued or guaranteed by U.S. states, municipalities and agencies.
(2)	All of the cash and money market funds and corporate equity held by Canadian plans as at October 31, 2016 and 2015 have quoted prices in active markets.
(3)	$537 million ($307 million in 2015) of securities issued or guaranteed by governments held by Canadian plans have quoted prices in active markets.
(4)	$1,607 million ($1,495 million in 2015) of pooled funds held by Canadian plans have quoted prices in active markets.
(5)	$7 million ($36 million in 2015) of corporate debt held by Canadian plans have quoted prices in active markets.

No plan assets are directly invested in the bank’s or related parties’ securities as at October 31, 2016 and 2015. As at October 31, 2016, our primary Canadian plan indirectly held, through pooled funds, approximately $13 million ($9 million in 2015) of our common shares. The plans do not hold any property we occupy or other assets we use.

The plans paid $4 million in the year ended October 31, 2016 ($4 million in 2015) to the bank and certain of our subsidiaries for investment management, record-keeping, custodial and administrative services rendered.

Sensitivity of Assumptions

Key weighted-average assumptions used in measuring the defined benefit obligations for our primary plans are outlined in the following table. The sensitivity analysis provided in the table should be used with caution as it is hypothetical and the impact of changes in each key assumption may not be linear. The sensitivities to changes in each key variable have been calculated independently of the impact of changes in other key variables. Actual experience may result in simultaneous changes in a number of key assumptions, which would amplify or reduce certain sensitivities.

		Defined benefit obligation
(Canadian $ in millions, except as noted)		Pension benefit plans	Other employee future benefit plans
Discount rate (%)		3.4	3.6
Impact of:	1% increase ($)	(934)	(178)
	1% decrease ($)	1,188	231
Rate of compensation increase (%)		2.8	2.4
Impact of:	0.25% increase ($)	52	2
	0.25% decrease ($)	(51)	(2)
Mortality
Impact of:	1 year shorter life expectancy ($)	(151)	(34)
	1 year longer life expectancy ($)	148	34
Assumed overall health care cost trend rate (%)		na	5.3 (1)
Impact of:	1% increase ($)	na	92
	1% decrease ($)	na	(88)

(1)	Trending to 4.5% in 2030 and remaining at that level thereafter.

na – not applicable

BMO Financial Group 199th Annual Report 2016	191

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Disaggregation of Defined Benefit Obligation

Disaggregation of the defined benefit obligation for our primary plans is as follows:

	2016	2015
Canadian pension plans
Active members	45%	44%
Inactive and retired members	55%	56%
	100%	100%
U.S. pension plans
Active members	68%	68%
Inactive and retired members	32%	32%
	100%	100%
Canadian other employee future benefit plans
Active members	44%	43%
Inactive and retired members	56%	57%
	100%	100%

Maturity Profile

The duration of the defined benefit obligation for our primary plans is as follows:

(Years)	2016	2015
Canadian pension plans	16.0	14.8
U.S. pension plans	8.3	10.6
Canadian other employee future benefit plans	17.2	16.2

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Cash Flows

Cash payments we made during the year in connection with our employee future benefit plans are as follows:

(Canadian $ in millions)	Pension benefit plans			Other employee future benefit plans
	2016	2015	2014	2016	2015	2014
Contributions to defined benefit plans	192	198	254	–	–	–
Contributions to defined contribution plans	96	86	66	–	–	–
Benefits paid directly to pensioners	43	33	30	38	35	33
	331	317	350	38	35	33

Our best estimate of the contributions we expect to make to our defined benefit plans for the year ending October 31, 2017 is approximately $208 million to our pension benefit plans and $44 million to our other employee future benefit plans.

Note 23: Income Taxes

We report our provision for income taxes in our Consolidated Statement of Income based upon transactions recorded in our consolidated financial statements regardless of when they are recognized for income tax purposes, with the exception of repatriation of retained earnings from our foreign subsidiaries, as noted below.

In addition, we record an income tax expense or benefit in other comprehensive income or directly in shareholders’ equity when the taxes relate to amounts recorded in other comprehensive income or shareholders’ equity. For example, income tax expense (recovery) on hedging gains (losses) related to our net investment in foreign operations is recorded in our Consolidated Statement of Comprehensive Income as part of unrealized gains (losses) on translation of net foreign operations.

Current tax is the amount of income tax recoverable (payable) in respect of the taxable loss (profit) for a period. Deferred income tax assets and liabilities are measured at the tax rates expected to apply when temporary differences reverse. Changes in deferred income tax assets and liabilities related to a change in tax rates are recorded in income in the period the tax rate is substantively enacted, except to the extent that the tax arises from a transaction or event which is recognized either in other comprehensive income or directly in shareholders’ equity. Current and deferred taxes are only offset when they are levied by the same taxation authority, levied on the same entity or group of entities and when there is a legal right to offset.

Included in deferred income tax assets is $1,328 million related to U.S. tax loss carryforwards that will expire in various amounts in U.S. taxation years from 2029 through 2034 and $15 million related to U.K. tax loss carryforwards that are available for use indefinitely against relevant profits generated in the U.K. On the evidence available, including management projections of income, we believe that there will be sufficient taxable income generated by our business operations to support these deferred tax assets. The amount of tax on temporary differences, unused tax losses and unused tax credits for which no deferred tax asset is recognized in our Consolidated Balance Sheet as at October 31, 2016 is $156 million ($193 million as at October 31, 2015). Deferred tax assets have not been recognized in respect of these items because it is not probable that realization of these assets will occur.

Income that we earn in foreign countries through our branches or subsidiaries is generally subject to tax in those countries. We are also subject to Canadian taxation on the income earned in our foreign branches. Canada allows a credit for certain foreign taxes paid on this income. Upon repatriation of retained earnings from certain foreign subsidiaries, we would be required to pay tax on certain of these earnings. As repatriation of such earnings is not planned in the foreseeable future, we have not recorded the related deferred income tax liability.

192	BMO Financial Group 199th Annual Report 2016

The amount of temporary differences associated with investments in subsidiaries, branches, associates and interests in joint ventures for which deferred tax liabilities have not been recognized is $31 billion as at October 31, 2016 ($27 billion in 2015).

Provision for Income Taxes

(Canadian $ in millions)	2016	2015	2014
Consolidated Statement of Income
Current
Provision for income taxes for the current period	927	685	547
Adjustments in respect of current tax for prior periods	8	18	(1)
Deferred
Origination and reversal of temporary differences	168	248	361
Effect of changes in tax rates	(2)	(15)	(4)
	1,101	936	903
Other Comprehensive Income and Shareholders’ Equity
Income tax expense (recovery) related to:
Gains (losses) on remeasurement of pension and other employee future benefit plans	(156)	51	(63)
Unrealized gains (losses) on available-for-sale securities, net of hedging activities	53	(87)	(15)
Gains (losses) on remeasurement of own credit risk on financial liabilities designated at fair value	(55)	43	–
Gains on cash flow hedges	10	174	51
Hedging of unrealized (gains) losses on translation of net foreign operations	10	(167)	(144)
Total	963	950	732

Components of Total Provision for Income Taxes (Canadian $ in millions)	2016	2015	2014
Canada: Current income taxes
Federal	507	395	292
Provincial	289	215	200
	796	610	492
Canada: Deferred income taxes
Federal	(120)	131	33
Provincial	(67)	71	29
	(187)	202	62
Total Canadian	609	812	554
Foreign: Current income taxes	106	36	(58)
Deferred income taxes	248	102	236
Total foreign	354	138	178
Total	963	950	732

Set out below is a reconciliation of our statutory tax rates and income taxes that would be payable at these rates to the effective income tax rates and provision for income taxes that we have recorded in our Consolidated Statement of Income:

(Canadian $ in millions, except as noted)		2016			2015		2014
Combined Canadian federal and provincial income taxes at the statutory tax rate	1,525	26.6%	(1)	1,410	26.4%	1,382	26.4%
Increase (decrease) resulting from:
Tax-exempt income from securities	(367)	(6.4)		(378)	(7.1)	(343)	(6.5)
Foreign operations subject to different tax rates	(2)	–		(39)	(0.7)	(69)	(1.3)
Change in tax rate for deferred income taxes	(2)	–		(15)	(0.3)	(4)	(0.1)
Income attributable to investments in associates and joint ventures	(47)	(0.8)		(44)	(0.8)	(39)	(0.8)
Adjustments in respect of current tax for prior periods	8	0.1		18	0.3	(1)	–
Other	(14)	(0.3)		(16)	(0.3)	(23)	(0.5)
Provision for income taxes and effective tax rate	1,101	19.2%		936	17.5%	903	17.2%

(1)	The combined statutory tax rate changed during the year as a result of legislation that became substantively enacted with respect to the year.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

BMO Financial Group 199th Annual Report 2016	193

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Components of Deferred Income Tax Balances

(Canadian $ in millions)
Deferred Income Tax Assets (1)	Allowance for credit losses	Employee future benefits	Deferred compensation benefits	Other comprehensive income	Tax loss carry- forwards	Other	Total
As at October 31, 2014	758	374	419	(7)	1,418	584	3,546
Benefit (expense) to income statement	149	(1)	(16)	–	(300)	14	(154)
(Expense) to equity	–	–	–	(20)	–	–	(20)
Translation and other	112	9	28	(4)	206	76	427
As at October 31, 2015	1,019	382	431	(31)	1,324	674	3,799
Benefit (expense) to income statement	(149)	8	30	–	7	23	(81)
Benefit (expense) to equity	–	34	–	(51)	–	–	(17)
Translation and other	13	–	1	–	12	(5)	21
As at October 31, 2016	883	424	462	(82)	1,343	692	3,722

Deferred Income Tax Liabilities (2)		Premises and equipment	Pension benefits	Goodwill and intangible assets	Securities	Other	Total
As at October 31, 2014		(349)	(4)	(367)	(1)	16	(705)
Benefit (expense) to income statement		(71)	29	92	6	(135)	(79)
(Expense) to equity		–	(51)	–	–	–	(51)
Translation and other		(34)	(7)	(41)	4	11	(67)
As at October 31, 2015		(454)	(33)	(316)	9	(108)	(902)
Benefit (expense) to income statement		(160)	(3)	65	2	11	(85)
Benefit to equity		–	122	–	–	–	122
Translation and other		1	3	(2)	1	(1)	2
As at October 31, 2016		(613)	89	(253)	12	(98)	(863)

(1)	Deferred tax assets of $3,101 million and $3,162 million as at October 31, 2016 and 2015, respectively, are presented on the balance sheet net by legal jurisdiction.
(2)	Deferred tax liabilities of $242 million and $265 million as at October 31, 2016 and 2015, respectively, are presented on the balance sheet net by legal jurisdiction.

In fiscal 2016, we were reassessed by the Canada Revenue Agency (CRA) for additional income taxes in an amount of approximately $76 million in respect of certain 2011 Canadian corporate dividends. In its reassessment, the CRA denied dividend deductions on the basis that the dividends were received as part of a dividend rental arrangement. The dividends to which the reassessment relates were received in transactions similar to those addressed in the 2015 Canadian Federal Budget, which introduced prospective rules that apply as of May 1, 2017 for existing arrangements. We remain of the view that our tax filing position was appropriate and intend to challenge the reassessment.

Note 24: Earnings Per Share

Basic earnings per share is calculated by dividing net income attributable to our shareholders, after deducting preferred share dividends, by the daily average number of fully paid common shares outstanding throughout the year.

Diluted earnings per share is calculated in the same manner, with further adjustments made to reflect the dilutive impact of instruments convertible into our common shares.

The following table presents our basic and diluted earnings per share:

Basic Earnings per Share (Canadian $ in millions, except as noted)	2016	2015	2014
Net income attributable to bank shareholders	4,622	4,370	4,277
Dividends on preferred shares	(150)	(117)	(120)
Net income available to common shareholders	4,472	4,253	4,157
Average number of common shares outstanding (in thousands)	644,049	644,916	645,860
Basic earnings per share (Canadian $)	6.94	6.59	6.44

Diluted Earnings per Share
Net income available to common shareholders	4,472	4,253	4,157
Stock options potentially exercisable (1)	8,708	9,472	10,832
Common shares potentially repurchased	(6,609)	(7,226)	(8,217)
Average diluted number of common shares outstanding (in thousands)	646,148	647,162	648,475
Diluted earnings per share (Canadian $)	6.92	6.57	6.41

(1)	In computing diluted earnings per share, we excluded average stock options outstanding of 1,351,582, 1,906,715 and 1,734,932 with weighted-average exercise prices of $185.52, $185.22 and $235.07 for the years ended October 31, 2016, 2015 and 2014, respectively, as the average share price for the period did not exceed the exercise price.

194	BMO Financial Group 199th Annual Report 2016

Note 25: Commitments, Guarantees, Pledged Assets, Provisions and Contingent Liabilities

In the normal course of business, we enter into a variety of contracts under which we may be required to make payments to reimburse a counterparty for a loss if a third party does not perform according to the terms of a contract or does not make payments when due under the terms of a debt instrument, and contracts under which we provide indirect guarantees of the indebtedness of another party, all of which are considered guarantees.

Guarantees that qualify as derivatives are accounted for in accordance with the policy for derivative instruments (see Note 8). For guarantees that do not qualify as derivatives, the liability is initially recorded at fair value, which is generally the fee received. Subsequently, guarantees are recorded at the higher of the initial fair value, less amortization to recognize any fee income earned over the period, and the best estimate of the amount required to settle the obligation. Any change in the liability is reported in our Consolidated Statement of Income.

In addition, we enter into a variety of commitments, including off-balance sheet credit instruments such as backstop liquidity facilities, securities lending, letters of credit, credit default swaps and commitments to extend credit, as a method of meeting the financial needs of our customers. These commitments include contracts where we may be required to make payments to a counterparty, based on changes in the value of an asset, liability or equity security that the counterparty holds, due to changes in an underlying interest rate, foreign exchange rate or other variable. The contractual amount of our commitments represents our maximum undiscounted potential exposure, before possible recoveries under recourse and collateral provisions. Collateral requirements for these instruments are consistent with collateral requirements for loans.

A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

We strive to limit credit risk by dealing only with counterparties that we believe are creditworthy, and we manage our credit risk for other credit instruments using the same credit risk process that is applied to loans and other credit assets.

The maximum amount payable related to our various commitments is as follows:

(Canadian $ in millions)	2016	2015
Financial Guarantees
Standby letters of credit	16,853	15,351
Credit default swaps (1) (2)	981	9,154
Other Credit Instruments
Backstop liquidity facilities	5,776	5,041
Securities lending	6,022	6,081
Documentary and commercial letters of credit	1,135	1,101
Commitments to extend credit (3)	121,499	101,660
Other commitments	4,379	3,586
Total	156,645	141,974

(1)	As at October 31, 2016, $nil ($8,000 million in 2015) of the credit default swaps outstanding relates to our credit protection vehicle. The vehicle redeemed all outstanding medium-term notes and the credit default swaps matured. There is no remaining activity in this vehicle.

(2) The fair value of the related derivative liabilities included in our Consolidated Balance Sheet was $32 million as at October 31, 2016 ($48 million in 2015).

(3) Commitments to extend credit exclude personal lines of credit and credit cards that are unconditionally cancellable at our discretion.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Financial Guarantees

Standby letters of credit represent our obligation to make payments to third parties on behalf of customers if they are unable to make the required payments or meet other contractual requirements. The majority have a term of one year or less. Collateral requirements for standby letters of credit and guarantees are consistent with our collateral requirements for loans. Standby letters of credit and guarantees include our guarantee of a subsidiary’s debt directly provided to a third party.

Written credit default swaps require us to compensate a counterparty following the occurrence of a credit event in relation to a specified reference obligation, such as a bond or a loan. The terms of these contracts range from less than one year to 10 years. Refer to Note 8 for details.

Other Credit Instruments

Backstop liquidity facilities are provided to asset-backed commercial paper (“ABCP”) programs administered by either us or third parties as an alternative source of financing in the event that such programs are unable to access ABCP markets or when predetermined performance measures of the financial assets held by these programs are not met. The terms of the backstop liquidity facilities do not require us to advance money to these programs in the event of bankruptcy of the borrower. The facilities’ terms are generally no longer than one year, but can be several years.

We lend eligible customers’ securities to third-party borrowers who have been evaluated for credit risk using the same credit risk process that is applied to loans and other credit assets. In connection with these activities, we provide an indemnification to clients against losses resulting from the failure of the borrower to return loaned securities when due. All borrowings are fully collateralized with cash or marketable securities. As securities are loaned, we require borrowers to maintain collateral which is equal to or in excess of 100% of the fair value of the securities borrowed. The collateral is revalued on a daily basis.

Documentary and commercial letters of credit represent our agreement to honour drafts presented by a third party upon completion of specific activities.

Commitments to extend credit represent our commitment to our customers to grant them credit in the form of loans or other financings for specific amounts and maturities, subject to their meeting certain conditions.

As a participant in merchant banking activities, we enter into commitments to fund external private equity funds and investments in equity and debt securities at market value at the time the commitments are drawn. In addition, we act as underwriter for certain new issuances under which we alone or together with a syndicate of financial institutions purchase the new issue for resale to investors.

BMO Financial Group 199th Annual Report 2016	195

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Indemnification Agreements

In the normal course of operations, we enter into various agreements that provide general indemnifications. These indemnifications typically occur in connection with sales of assets, securities offerings, service contracts, membership agreements, clearing arrangements, derivative contracts and leasing transactions. Based on historical experience, we expect the risk of loss to be remote.

Exchange and Clearinghouse Guarantees

We are a member of several securities and futures exchanges and clearinghouses. Membership in certain of these organizations may require us to pay a pro rata share of the losses incurred by the organization in the event of default of another member. It is difficult to estimate our maximum exposure under these membership agreements, since this would require an assessment of future claims that may be made against us that have not yet occurred. Based on historical experience, we expect the risk of loss to be remote.

Pledged Assets

In the normal course of business, we pledge assets as security for various liabilities that we incur.

The following tables summarize our pledged assets and collateral, and the activities to which they relate:

(Canadian $ in millions)	2016	2015
Bank Assets
Cash and securities (1)
Issued or guaranteed by the government of Canada	7,502	14,712
Issued or guaranteed by a Canadian province, municipality or school corporation	6,018	5,343
Other	52,164	42,625
Mortgages, securities borrowed or purchased under resale agreements and other	82,667	72,004
	148,351	134,684

(Canadian $ in millions)	2016	2015
Assets pledged to:
Clearing systems, payment systems and depositories	1,518	1,626
Foreign governments and central banks	3	3
Obligations related to securities sold under repurchase agreements	29,014	25,268
Securities borrowing and lending	49,218	46,678
Derivatives transactions	7,818	12,798
Securitization	26,530	27,373
Covered bonds	20,285	12,301
Other	13,965	8,637
Total pledged assets and collateral (1)	148,351	134,684

(1)	Excludes cash pledged with central banks disclosed as restricted cash in Note 2.

Collateral

When entering into trading activities such as purchases under resale agreements, securities borrowing and lending activities or financing and for certain derivative transactions, we require our counterparties to provide us with collateral that will protect us from losses in the event of their default. Collateral transactions (received or pledged) are typically conducted under terms that are usual and customary in standard trading activities. If there is no default, the securities or their equivalents must be returned to or returned by the counterparty at the end of the contract.

The fair value of counterparty collateral that we are permitted to sell or repledge (in the absence of default by the owner of the collateral) was $115,895 million as at October 31, 2016 ($111,088 million as at October 31, 2015). The fair value of collateral that we have sold or repledged was $67,917 million as at October 31, 2016 ($60,245 million as at October 31, 2015).

Lease Commitments

We have entered into a number of non-cancellable leases for premises and equipment. Our computer and software leases are typically fixed for one term and our premises leases have various renewal options and rights. Our total contractual rental commitments as at October 31, 2016 were $1,985 million. The commitments for each of the next five years and thereafter are $357 million for 2017, $317 million for 2018, $272 million for 2019, $243 million for 2020, $194 million for 2021 and $602 million thereafter. Included in these amounts are commitments related to 857 leased branch locations as at October 31, 2016.

Provisions and Contingent Liabilities

Provisions are recognized when we have a legal or constructive obligation as a result of past events, such as contractual commitments, legal or other obligations where we can reliably estimate the obligation, and it is probable we will be required to settle the obligation. We recognize as a provision the best estimate of the amount required to settle the obligations as of the balance sheet date, taking into account the risks and uncertainties surrounding the obligations.

196	BMO Financial Group 199th Annual Report 2016

Changes in the provision balance during the year were as follows:

(Canadian $ in millions)	2016	2015
Balance at beginning of year	211	195
Additional provisions/increase in provisions	274	268
Provisions utilized	(185)	(230)
Amounts reversed	(34)	(32)
Exchange differences and other movements	2	10
Balance at end of year	268	211

Contingent liabilities are potential obligations arising from past events, the existence of which will only be confirmed by the occurrence or non-occurrence of one or more future events not wholly within our control.

Legal Proceedings

The bank and its subsidiaries are party to legal proceedings, including regulatory investigations, in the ordinary course of business. While there is inherent difficulty in predicting the outcome of these proceedings, management does not expect the outcome of any of these proceedings, individually or in the aggregate, to have a material adverse effect on the consolidated financial position or the results of operations of the bank.

BMO Nesbitt Burns Inc., an indirect subsidiary of the bank, has been named as a defendant in several individual actions and proposed class actions in Canada and the United States brought on behalf of shareholders of Bre-X Minerals Ltd. Many of the actions have been resolved as to BMO Nesbitt Burns Inc., including two during the year ended October 31, 2010. Management believes that there are strong defences to the remaining claims and will vigorously defend them.

Note 26: Operating and Geographic Segmentation

Operating Groups

We conduct our business through three operating groups, each of which has a distinct mandate. We determine our operating groups based on our management structure and therefore these groups, and the results attributed to them, may not be comparable with those of other financial services companies. We evaluate the performance of our groups using reported and adjusted measures such as net income, revenue growth, return on equity, and non-interest expense-to-revenue (productivity) ratio, as well as operating leverage.

Personal and Commercial Banking

Personal and Commercial Banking (“P&C”) is comprised of two operating segments: Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking.

Canadian Personal and Commercial Banking

Canadian Personal and Commercial Banking (“Canadian P&C”) provides a full range of financial products and services to eight million customers. Personal Banking provides financial solutions for everyday banking, financing, investing, credit card and creditor insurance needs. Commercial banking provides our small business and commercial banking customers with a broad suite of integrated commercial and capital markets products, as well as financial advisory services.

U.S. Personal and Commercial Banking

U.S. Personal and Commercial Banking (“U.S. P&C”) offers a broad range of products and services. Our retail and small and mid-sized business banking customers are served through our branches, contact centres, online and mobile banking platforms and automated banking machines across eight states.

Wealth Management

BMO’s group of wealth management businesses serves a full range of client segments from mainstream to ultra high net worth and institutional, with a broad offering of wealth management products and services, including insurance products. Wealth Management (“WM”) is a global business with an active presence in markets across Canada, the United States, Europe and Asia.

BMO Capital Markets

BMO Capital Markets (“BMO CM”) is a North American-based financial services provider offering a complete range of products and services to corporate, institutional and government clients. Through our Investment and Corporate Banking and Trading Products lines of business, we operate in 30 locations around the world, including 16 offices in North America.

Corporate Services

Corporate Services consists of Corporate Support Areas (“CSAs”), including Technology and Operations (“T&O”). CSAs provide enterprise-wide expertise and governance support in a variety of areas, including strategic planning, risk management, finance, legal and regulatory compliance, marketing, communications and human resources. T&O manages, maintains and provides governance over information technology, operations services, real estate and procurement for the bank.

The costs of these CSAs and T&O services are largely transferred to the three client operating groups (P&C, WM and BMO CM), with remaining related amounts retained in Corporate Services results. As such, Corporate Services operating results largely reflect the impact of residual treasury and asset liability management activities, the elimination of taxable equivalent adjustments, the results from certain impaired real estate secured assets, certain purchased loan accounting impacts, residual unallocated expenses, certain acquisition integration costs, restructuring costs, and adjustments to the collective allowance for credit losses.

Corporate Services results prior to 2016 reflected certain items in respect of the 2011 purchased loan portfolio, including recognition of the reduction in the credit mark that is reflected in net interest income over the term of the purchased loans and provisions and recoveries of credit

BMO Financial Group 199th Annual Report 2016	197

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

losses on the purchased loan portfolio. Beginning in the first quarter of 2016, the reduction in the credit mark that is reflected in net interest income and the provision for credit losses on the purchased performing loan portfolio are being recognized in U.S. P&C, consistent with the accounting for the acquisition of BMO TF, and given that these amounts have reduced substantially in size. Results for prior periods have not been reclassified. Recoveries or provisions on the 2011 purchased credit impaired loan portfolio continue to be recognized in Corporate Services. Purchased loan accounting impacts related to BMO TF are recognized in U.S. P&C. Also effective in the first quarter of 2016, income from equity investments has been reclassified from net interest income to non-interest revenue in Canadian P&C, Wealth Management and Corporate Services. Results from prior periods have been reclassified.

Basis of Presentation

The results of these operating groups are based on our internal financial reporting systems. The accounting policies used in these segments are generally consistent with those followed in the preparation of our consolidated financial statements, as disclosed in Note 1 and throughout the consolidated financial statements. A notable accounting measurement difference is the taxable equivalent basis adjustment as described below.

Periodically, certain business lines and units within the business lines are transferred between client and corporate support groups to more closely align our organizational structure with our strategic priorities. In addition, revenue and expense allocations are updated to more accurately align with current experience. Results for prior periods are restated to conform to the current year’s presentation.

Taxable Equivalent Basis

We analyze revenue on a taxable equivalent basis (“teb”) at the operating group level. Revenue and the provision for income taxes are increased on tax-exempt securities to an equivalent before-tax basis to facilitate comparison of income between taxable and tax-exempt sources. The offset to the groups’ teb adjustments is reflected in Corporate Services revenue and provision for income taxes.

Inter-Group Allocations

Various estimates and allocation methodologies are used in the preparation of the operating groups’ financial information. We allocate expenses directly related to earning revenue to the groups that earned the related revenue. Expenses not directly related to earning revenue, such as overhead expenses, are allocated to operating groups using allocation formulas applied on a consistent basis. Operating group net interest income reflects internal funding charges and credits on the groups’ assets, liabilities and capital, at market rates, taking into account relevant terms and currency considerations. The offset of the net impact of these charges and credits is reflected in Corporate Services.

198	BMO Financial Group 199th Annual Report 2016

Geographic Information

We operate primarily in Canada and the United States, but we also have operations in the United Kingdom, Europe, the Caribbean and Asia, which are grouped in other countries. We allocate our results by geographic region based on the location of the unit responsible for managing the related assets, liabilities, revenues and expenses, except for the consolidated provision for credit losses, which is allocated based upon the country of ultimate risk. Our results and average assets, grouped by operating segment and geographic region, are as follows:

(Canadian $ in millions)	Canadian P&C	U.S. P&C	Wealth Management	BMO CM	Corporate Services	Total	Canada	United States	Other countries
2016
Net interest income (1)	5,060	3,528	614	1,509	(839)	9,872	5,680	3,944	248
Non-interest revenue	1,908	1,121	5,274	2,853	59	11,215	7,168	2,903	1,144
Total Revenue	6,968	4,649	5,888	4,362	(780)	21,087	12,848	6,847	1,392
Provision for credit losses	542	257	9	81	(74)	815	611	204	–
Insurance claims, commissions and changes in policy benefit liabilities	–	–	1,543	–	–	1,543	1,288	–	255
Amortization	276	433	233	105	–	1,047	498	474	75
Non-interest expense	3,183	2,470	3,102	2,471	724	11,950	6,569	4,619	762
Income before taxes and non-controlling interest in subsidiaries	2,967	1,489	1,001	1,705	(1,430)	5,732	3,882	1,550	300
Provision for income taxes	760	408	239	437	(743)	1,101	603	409	89
Reported net income (loss)	2,207	1,081	762	1,268	(687)	4,631	3,279	1,141	211
Non-controlling interest in subsidiaries	–	–	2	–	7	9	7	–	2
Net Income (loss) attributable to bank shareholders	2,207	1,081	760	1,268	(694)	4,622	3,272	1,141	209
Average Assets	208,017	105,907	30,642	303,273	59,283	707,122	420,155	260,018	26,949

(Canadian $ in millions)	Canadian P&C	U.S. P&C	Wealth Management	BMO CM	Corporate Services	Total	Canada	United States	Other countries
2015
Net interest income (1)	4,806	2,836	565	1,332	(776)	8,763	5,467	3,182	114
Non-interest revenue	1,834	780	5,198	2,535	279	10,626	6,297	2,720	1,609
Total Revenue	6,640	3,616	5,763	3,867	(497)	19,389	11,764	5,902	1,723
Provision for credit losses	496	119	7	26	(36)	612	561	52	(1)
Insurance claims, commissions and changes in policy benefit liabilities	–	–	1,254	–	–	1,254	624	–	630
Amortization	236	223	231	98	–	788	428	284	76
Non-interest expense	3,103	2,167	3,126	2,385	613	11,394	6,300	4,376	718
Income before taxes and non-controlling interest in subsidiaries	2,805	1,107	1,145	1,358	(1,074)	5,341	3,851	1,190	300
Provision for income taxes	700	278	295	329	(666)	936	651	240	45
Reported net income (loss)	2,105	829	850	1,029	(408)	4,405	3,200	950	255
Non-controlling interest in subsidiaries	–	–	5	–	30	35	30	–	5
Net Income (loss) attributable to bank shareholders	2,105	829	845	1,029	(438)	4,370	3,170	950	250
Average Assets	197,209	88,873	29,147	289,936	59,226	664,391	402,199	234,475	27,717

(Canadian $ in millions)	Canadian P&C	U.S. P&C	Wealth Management	BMO CM	Corporate Services	Total	Canada	United States	Other countries
2014
Net interest income (1)	4,654	2,484	537	1,175	(558)	8,292	5,328	2,838	126
Non-interest revenue	1,752	673	4,801	2,539	166	9,931	6,684	2,329	918
Total Revenue	6,406	3,157	5,338	3,714	(392)	18,223	12,012	5,167	1,044
Provision for credit losses	528	177	(3)	(18)	(123)	561	533	30	(2)
Insurance claims, commissions and changes in policy benefit liabilities	–	–	1,505	–	–	1,505	1,230	–	275
Amortization	229	223	193	102	–	747	424	279	44
Non-interest expense	2,952	1,858	2,647	2,247	470	10,174	5,868	3,812	494
Income before taxes and non-controlling interest in subsidiaries	2,697	899	996	1,383	(739)	5,236	3,957	1,046	233
Provision for income taxes	682	243	216	309	(547)	903	680	213	10
Reported net income (loss)	2,015	656	780	1,074	(192)	4,333	3,277	833	223
Non-controlling interest in subsidiaries	–	–	3	–	53	56	54	–	2
Net Income (loss) attributable to bank shareholders	2,015	656	777	1,074	(245)	4,277	3,223	833	221
Average Assets	190,529	74,357	24,980	259,324	44,738	593,928	370,701	200,901	22,326

(1) Operating groups report on a taxable equivalent basis – see Basis of Presentation section.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

BMO Financial Group 199th Annual Report 2016	199

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 27: Significant Subsidiaries

As at October 31, 2016, the bank, either directly or indirectly through its subsidiaries, controls the following significant operating subsidiaries.

	Head or principal office	Book value of shares owned by the bank (Canadian $ in millions)
Bank of Montreal Capital Markets (Holdings) Limited	London, England	249
BMO Capital Markets Limited	London, England
Pyrford International Limited	London, England
Bank of Montreal (China) Co. Ltd.	Beijing, China	440
Bank of Montreal Holding Inc. and subsidiaries, including:	Calgary, Canada	21,784
BMO Investments Limited	Hamilton, Bermuda
BMO Reinsurance Limited	St. Michaels, Barbados
BMO Nesbitt Burns Holdings Corporation	Toronto, Canada
BMO Nesbitt Burns Inc.	Toronto, Canada
BMO Private Investment Counsel Inc.	Toronto, Canada
BMO Asset Management Inc.	Toronto, Canada
BMO Capital Markets Real Estate Inc.	Toronto, Canada
BMO Nesbitt Burns Securities Ltd.	Toronto, Canada
BMO Private Equity (Canada) Inc. and subsidiaries	Toronto, Canada
BMO Estate Insurance Advisory Services Inc.	Toronto, Canada
BMO Investments Inc.	Toronto, Canada
BMO Global Tax Advantage Fund Inc.	Toronto, Canada
BMO InvestorLine Inc.	Toronto, Canada
BMO Service Inc.	Toronto, Canada
Bank of Montreal Ireland plc	Dublin, Ireland	979
Bank of Montreal Mortgage Corporation	Calgary, Canada	2,799
BMO Mortgage Corp.	Vancouver, Canada
BMO Financial Corp. and subsidiaries, including:	Chicago, United States	19,835
BMO Asset Management Corp. and subsidiaries	Chicago, United States
Monegy, Inc.	Toronto, Canada
BMO Capital Markets Corp.	New York, United States
BMO Harris Bank National Association and subsidiaries	Chicago, United States
BMO Harris Investment Company LLC.	Las Vegas, United States
BMO Harris Central National Association	Roselle, United States
BMO Harris Financial Advisors, Inc.	Chicago, United States
BMO Harris Financing, Inc. and subsidiaries	Chicago, United States
BMO Private Equity (U.S.), Inc. and subsidiaries	Chicago, United States
CTC my CFO, LLC	Palo Alto, United States
Stoker Ostler Wealth Advisors, Inc.	Scottsdale, United States
BMO Global Asset Management (Europe) Limited	London, England	290
F&C Asset Management plc and subsidiaries, including:	London, England
F&C Group (Holdings) Limited	London, England
F&C Netherlands BV	Amsterdam, Netherlands
F&C Portugal, Gestão de Patrimonios, S.A.	Lisbon, Portugal
BMO Real Estate Partners LLP. and subsidiaries	London, England
BMO Life Insurance Company	Toronto, Canada	872
BMO Life Holdings (Canada), ULC	Halifax, Canada
BMO Life Assurance Company	Toronto, Canada
BMO Trust Company	Toronto, Canada	1,024
BMO Trustee Asia Limited	Hong Kong, China	2
BMO Corporate Services Asia Limited	Hong Kong, China
LGM (Bermuda) Limited	Hamilton, Bermuda	91
Lloyd George Investment Management (Bermuda) Limited	Hamilton, Bermuda
BMO Global Asset Management (Asia) Limited	Hong Kong, China
LGM Investments Limited	London, England

Significant Restrictions

Our ability to transfer funds between our subsidiaries may be restricted by statutory, contractual, capital and regulatory requirements. Restrictions include:

•	Assets pledged as security for various liabilities we incur. Refer to Note 25 for details.
•	Assets of our consolidated structured entities that are held for the benefit of the note holders. Refer to Note 7 for details.
•	Assets held by our insurance subsidiaries. Refer to Note 14 for details.
•	Regulatory and statutory requirements that reflect capital and liquidity requirements. Refer to Note 20 for details.
•	Funds required to be held with central banks. Refer to Note 2 for details.

200	BMO Financial Group 199th Annual Report 2016

Note 28: Related Party Transactions

Related parties include subsidiaries, associates, joint ventures, key management personnel and employee future benefit plans. Transactions with our subsidiaries are eliminated on consolidation, and are not disclosed as related party transactions.

Key Management Personnel Compensation

Key management personnel is defined as those persons having authority and responsibility for planning, directing and/or controlling the activities of an entity, being the members of our Board of Directors (“directors”) and certain senior executives.

The following table presents the compensation of key management personnel.

(Canadian $ in millions)	2016	2015
Base salary and incentives	22	20
Post-employment benefits	2	2
Share-based payments (1)	32	27
Total key management personnel compensation	56	49

(1)	Amounts included in share-based payments are the fair values of awards granted in the year.

We offer senior executives preferential interest rates on credit card balances, a fee-based subsidy on annual credit card fees, and a select suite of customer loan and mortgage products at rates normally accorded to preferred customers. At October 31, 2016, loans to key management personnel totalled $7 million ($15 million in 2015).

Directors receive a specified amount of their annual retainers in deferred stock units. Until a director’s shareholdings (including deferred stock units) are eight times greater than their annual retainer, they are required to take 100% of their annual retainer and other fees in the form of either our common shares or deferred stock units. They may elect to receive the remainder of such retainer fees and other remuneration in cash, common shares or deferred stock units.

Directors of our wholly owned subsidiary, BMO Financial Corp., are required to take a specified minimum amount of their annual retainers and other fees in the form of deferred stock units.

Joint Ventures and Associates

We provide banking services to our joint ventures and associates on the same terms offered to our customers for these services. Our investment in a joint venture of which we own 50% totalled $187 million as at October 31, 2016 ($256 million in 2015). Our investments in associates over which we exert significant influence totalled $390 million as at October 31, 2016 ($389 million in 2015).

The following table presents transactions with our joint ventures and associates.

(Canadian $ in millions)	2016	2015
Loans	323	265
Deposits	205	180
Fees paid for services received	83	99
Interest income, loans	5	5
Interest expense	3	3

Subsequent to year end, one of our joint venture investments entered into an agreement to sell a subsidiary. This sale is expected to close by December 31, 2016 and will generate a gain on sale for the parent entity. We will record our share of the equity method earnings in our first quarter results, which will include our share of the gain on sale, estimated to be $170 million.

BMO Financial Group 199th Annual Report 2016	201

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 29:	Contractual Maturities of Assets and Liabilities and Off-Balance
Sheet Commitments

The tables below show the remaining contractual maturity of on-balance sheet assets and liabilities and off-balance sheet commitments. The contractual maturity of financial assets and liabilities is an input to, but is not necessarily consistent with, the expected maturity of assets and liabilities that is used in the management of liquidity and funding risk. We forecast asset and liability cash flows, both under normal market conditions and under a number of stress scenarios, to manage liquidity and funding risk. Stress scenarios include assumptions for loan repayments, deposit withdrawals, and credit commitment and liquidity facility drawdowns by counterparty and product type. Stress scenarios also consider the time horizon over which liquid assets can be monetized and the related haircuts and potential collateral requirements that may result from both market volatility and credit rating downgrades, among other assumptions. For further details, see the blue-tinted font portion of the Liquidity and Funding Risk section of Management’s Discussion and Analysis.

(Canadian $ in millions)										2016
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
On-Balance Sheet Financial Instruments
Assets
Cash and cash equivalents	30,745	–	–	–	–	–	–	–	908	31,653
Interest bearing deposits with banks	2,930	728	421	363	7	–	–	–	–	4,449
Securities
Trading securities	412	1,449	1,058	2,794	2,645	6,507	7,122	16,975	45,496	84,458
Available-for-sale securities	826	740	1,401	431	376	5,771	19,695	24,808	1,615	55,663
Held-to-maturity securities	–	–	294	–	350	2,841	1,270	4,210	–	8,965
Other securities	–	–	–	–	–	8	54	13	824	899
Total securities	1,238	2,189	2,753	3,225	3,371	15,127	28,141	46,006	47,935	149,985
Securities borrowed or purchased under resale agreements	51,085	10,993	4,167	338	–	63	–	–	–	66,646
Loans
Residential mortgages	1,001	1,212	3,347	4,772	3,930	24,555	64,044	9,416	–	112,277
Consumer instalment and other personal	371	374	791	828	887	5,431	24,041	8,542	23,415	64,680
Credit cards	–	–	–	–	–	–	–	–	8,101	8,101
Businesses and governments	11,473	5,904	7,155	6,727	20,547	18,140	63,049	11,380	31,222	175,597
Allowance for credit losses	–	–	–	–	–	–	–	–	(1,925)	(1,925)
Total loans and acceptances, net of allowance	12,845	7,490	11,293	12,327	25,364	48,126	151,134	29,338	60,813	358,730
Other Assets
Derivative instruments	2,508	4,483	1,443	1,480	1,804	3,826	9,796	13,843	–	39,183
Customers’ liability under acceptances	11,230	1,748	42	–	1	–	–	–	–	13,021
Premises and equipment	–	–	–	–	–	–	–	–	2,147	2,147
Goodwill	–	–	–	–	–	–	–	–	6,381	6,381
Intangible assets	–	–	–	–	–	–	–	–	2,178	2,178
Current tax assets	–	–	–	–	–	–	–	–	906	906
Deferred tax assets	–	–	–	–	–	–	–	–	3,101	3,101
Other	1,274	453	106	18	4	3	–	4,324	3,373	9,555
Total other assets	15,012	6,684	1,591	1,498	1,809	3,829	9,796	18,167	18,086	76,472
Total Assets	113,855	28,084	20,225	17,751	30,551	67,145	189,071	93,511	127,742	687,935

202	BMO Financial Group 199th Annual Report 2016

(Canadian $ in millions)										2016
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Liabilities and Equity
Deposits (1)
Banks	11,940	12,327	2,239	1,488	464	500	–	–	5,313	34,271
Businesses and governments	33,833	29,737	15,216	13,174	8,359	15,499	34,103	13,006	113,287	276,214
Individuals	2,733	5,072	6,082	5,632	7,252	8,684	16,198	2,706	108,528	162,887
Total deposits	48,506	47,136	23,537	20,294	16,075	24,683	50,301	15,712	227,128	473,372
Other liabilities
Derivative instruments	1,956	3,064	2,315	1,373	1,240	5,434	9,303	13,542	–	38,227
Acceptances	11,230	1,748	42	–	1	–	–	–	–	13,021
Securities sold but not yet purchased	25,106	–	–	–	–	–	–	–	–	25,106
Securities lent or sold under repurchase agreements	38,004	2,532	182	–	–	–	–	–	–	40,718
Current tax liabilities	–	–	–	–	–	–	–	–	81	81
Deferred tax liabilities	–	–	–	–	–	–	–	–	242	242
Securitization and liabilities related to structured entity	7	1,881	589	648	876	3,248	9,756	5,372	–	22,377
Other	8,651	1,152	701	22	4,809	1,704	140	2,444	8,401	28,024
Total other liabilities	84,954	10,377	3,829	2,043	6,926	10,386	19,199	21,358	8,724	167,796
Subordinated debt	–	–	100	–	–	–	–	–	4,339	4,439
Total Equity	–	–	–	–	–	–	–	–	42,328	42,328
Total Liabilities and Equity	133,460	57,513	27,466	22,337	23,001	35,069	69,500	37,070	282,519	687,935

(1)	Deposits payable on demand and payable after notice have been included under no maturity.

(Canadian $ in millions)										2016
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Off-Balance Sheet Commitments
Commitments to extend credit (1)	2,267	7,896	3,776	8,293	12,289	16,236	75,998	3,013	–	129,768
Operating leases	30	61	90	88	88	317	709	602	–	1,985
Securities lending	6,022	–	–	–	–	–	–	–	–	6,022
Purchase obligations	45	96	128	132	129	148	172	99	–	949

(1)	A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

BMO Financial Group 199th Annual Report 2016	203

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Canadian $ in millions)										2015
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
On-Balance Sheet Financial Instruments
Assets
Cash and cash equivalents	39,438	–	–	–	–	–	–	–	857	40,295
Interest bearing deposits with banks	5,077	1,728	411	94	70	2	–	–	–	7,382
Securities
Trading securities	954	1,432	633	3,900	2,241	3,639	5,993	15,940	37,728	72,460
Available-for-sale securities	1,260	1,198	995	590	2,434	4,641	18,699	16,476	1,713	48,006
Held-to-maturity securities	66	96	367	311	318	658	3,721	3,895	–	9,432
Other securities	3	–	–	–	–	–	61	13	943	1,020
Total securities	2,283	2,726	1,995	4,801	4,993	8,938	28,474	36,324	40,384	130,918
Securities borrowed or purchased under resale agreements	44,959	17,564	4,400	714	389	40	–	–	–	68,066
Loans
Residential mortgages	1,189	2,022	4,014	4,758	4,567	17,807	61,913	9,648	–	105,918
Consumer instalment and other personal	475	619	1,334	1,509	1,513	3,844	23,578	9,228	23,498	65,598
Credit cards	–	–	–	–	–	–	–	–	7,980	7,980
Businesses and governments	6,406	8,895	5,929	6,482	16,426	16,118	45,541	8,203	31,076	145,076
Allowance for credit losses	–	–	–	–	–	–	–	–	(1,855)	(1,855)
Total loans and acceptances, net of allowance	8,070	11,536	11,277	12,749	22,506	37,769	131,032	27,079	60,699	322,717
Other Assets
Derivative instruments	3,611	2,862	1,043	1,827	752	4,961	9,591	13,591	–	38,238
Customers’ liability under acceptances	8,607	2,692	8	–	–	–	–	–	–	11,307
Premises and equipment	–	–	–	–	–	–	–	–	2,285	2,285
Goodwill	–	–	–	–	–	–	–	–	6,069	6,069
Intangible assets	–	–	–	–	–	–	–	–	2,208	2,208
Current tax assets	–	–	–	–	–	–	–	–	561	561
Deferred tax assets	–	–	–	–	–	–	–	–	3,162	3,162
Other	1,249	445	47	4	–	–	12	4,347	2,569	8,673
Total other assets	13,467	5,999	1,098	1,831	752	4,961	9,603	17,938	16,854	72,503
Total Assets	113,294	39,553	19,181	20,189	28,710	51,710	169,109	81,341	118,794	641,881

Certain comparative figures have been reclassified to conform with the current year’s presentation.

204	BMO Financial Group 199th Annual Report 2016

(Canadian $ in millions)										2015
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Liabilities and Equity
Deposits (1)
Banks	12,548	7,370	4,050	1,195	1,172	101	–	–	6,173	32,609
Businesses and governments	20,505	38,097	21,001	7,270	10,962	14,497	27,112	10,891	107,809	258,144
Individuals	1,632	3,457	5,392	3,872	6,086	8,787	15,135	1,784	101,271	147,416
Total deposits	34,685	48,924	30,443	12,337	18,220	23,385	42,247	12,675	215,253	438,169
Other liabilities
Derivative instruments	2,586	3,858	1,574	3,493	1,259	6,030	11,637	12,202	–	42,639
Acceptances	8,607	2,692	8	–	–	–	–	–	–	11,307
Securities sold but not yet purchased	21,226	–	–	–	–	–	–	–	–	21,226
Securities lent or sold under repurchase agreements	35,599	3,990	121	104	77	–	–	–	–	39,891
Current tax liabilities	–	–	–	–	–	–	–	–	102	102
Deferred tax liabilities	–	–	–	–	–	–	–	–	265	265
Securitization and liabilities related to structured entity	2	880	446	2,514	337	3,864	8,834	4,796	–	21,673
Other	8,148	319	30	15	185	1,071	3,181	2,201	7,130	22,280
Total other liabilities	76,168	11,739	2,179	6,126	1,858	10,965	23,652	19,199	7,497	159,383
Subordinated debt	–	–	–	–	–	100	–	4,316	–	4,416
Total Equity	–	–	–	–	–	–	–	–	39,913	39,913
Total Liabilities and Equity	110,853	60,663	32,622	18,463	20,078	34,450	65,899	36,190	262,663	641,881

(1)	Deposits payable on demand and payable after notice have been included under no maturity.

(Canadian $ in millions)										2015
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Off-Balance Sheet Commitments
Commitments to extend credit (1)	1,815	6,651	3,994	5,946	6,549	15,542	63,885	2,319	–	106,701
Operating leases	29	60	89	88	87	328	721	675	–	2,077
Securities lending	6,081	–	–	–	–	–	–	–	–	6,081
Purchase obligations	54	103	153	160	154	467	302	127	–	1,520

(1)	A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

BMO Financial Group 199th Annual Report 2016	205